  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 1997
                                       Registration Statement No. 333-_________
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           -------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     under
                           THE SECURITIES ACT OF 1933
                           -------------------------

                          AMERICAN REALTY TRUST, INC.
             (Exact name of registrant as specified in its charter)

        GEORGIA                                        54-0697989
(State of Incorporation)                 (I.R.S. Employer Identification No.)

                         10670 NORTH CENTRAL EXPRESSWAY
                                   SUITE 300
                              DALLAS, TEXAS 75231
                                 (214) 692-4700
         (Address and telephone number of principal executive offices)

                            ROBERT A. WALDMAN, ESQ.
                          AMERICAN REALTY TRUST, INC.
                         10670 NORTH CENTRAL EXPRESSWAY
                                   SUITE 300
                              DALLAS, TEXAS 75231
                                 (214) 692-4700
           (Name, address and telephone number of agent for service)

                      ------------------------------------

                                    Copy to:
                           THOMAS R. POPPLEWELL, ESQ.
                             Andrews & Kurth L.L.P.
                            4400 Thanksgiving Tower
                              Dallas, Texas 75201
                      ------------------------------------


Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.  /   /

                        CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                                                                    Proposed
                 Title of Each Class                                          Proposed              Maximum
                 of Securities to be                     Amount to be     Maximum Offering     Aggregate Offering      Amount of
                      Registered                          Registered     Price Per Unit(1)          Price(1)       Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Preferred Stock, $2.00 par value...................... 5,000,000 Shares        $10.00            $50,000,000.00    $15,151.52
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value......................... 3,500,000 Shares         (2)
------------------------------------------------------------------------------------------------------------------------------------

(1)  Estimated solely for the purpose of computing the registration fee.
(2) Common Stock of the Registrant, to be issued upon conversion of the Preferred Stock being registered hereunder. Such shares of Common Stock will, if issued, be issued for no additional consideration and therefore no registration fee is required.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

------------------------------------

                          AMERICAN REALTY TRUST, INC.

                             CROSS REFERENCE SHEET


              Item Number and Heading in
            Form S-2 Registration Statement                                 Caption or Location in Prospectus
----------------------------------------------------------    -----------------------------------------------------------
1.   Forepart of the Registration Statement
     and Outside Front Cover Page of
     Prospectus..........................................     Outside Front Cover Page of Prospectus

2.   Inside Front and Outside Back Cover
     Pages of Prospectus.................................     Inside Front and Outside Back Cover Pages of Prospectus

3.   Ratio of Earnings to Fixed Charges .................     The Company; Ratio of Earnings to Fixed Charges

4.   Use of Proceeds ....................................     Use of Proceeds

5.   Determination of Offering Price.....................     *

6.   Dilution ...........................................     **

7.   Selling Security Holders............................     **

8.   Plan of Distribution................................     Outside Front Cover Page of Prospectus; Plan of Distribution

9.   Description of Securities to be Registered..........     Description of the Capital Stock

10.  Interests of Named Experts and Counsel .............     Legal Matters; Experts

11.  Information with Respect to the Registrant..........     Outside Front and Inside Front Cover Pages of Prospectus; The
                                                              Company; The Business of the Company; Description of the Capital
                                                              Stock; Management's Discussion and Analysis of Financial
                                                              Condition and Results of Operations; Financial Statements

12.  Incorporation of Certain Information by
     Reference...........................................     Incorporation of Certain Information by Reference

13.  Disclosure of Commission Position on
     Indemnification for Securities Act Liabilities......     Disclosure of Commission Position on Indemnification for Securities
                                                              Act Liabilities

*    To be included in the Prospectus by means of a post-effective amendment.
**   Not Applicable

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


PROSPECTUS

                SUBJECT TO COMPLETION, DATED FEBRUARY 11, 1997


                          AMERICAN REALTY TRUST, INC.
                               PREFERRED STOCK
                                COMMON STOCK


   American Realty Trust, Inc. (the "Company"), a Georgia corporation, may offer from time to time shares of preferred stock, par value $2.00 per share (the "Preferred Stock"), and in the event such Preferred Stock is convertible, common voting stock, par value $.01 per share (the "Common Stock"), into which such Preferred Stock is convertible having a public offering price of up to an aggregate of $50,000,000 (or its equivalent based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of the offering. The Preferred Stock may be offered in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

   The specific terms of the Preferred Stock and the Common Stock (collectively, the "Offered Securities"), in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, the specific number of shares, title, stated value and liquidation preference of each share, issuance price, dividend rate (or method of calculation), dividend payment dates, any redemption or sinking fund provisions and any conversion or exchange fund provisions. The Prospectus Supplement will also contain information, where applicable, about certain
United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement.

   The Offered Securities may be offered by the Company directly to one or more purchasers, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth in, or will be calculable from, the description in the Prospectus Supplement of the method and terms of the offering of such Offered Securities. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such Offered Securities.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                   OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.



      THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
            ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.


                               ------------------




                The date of this Prospectus is February 11, 1997

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports and other information with the Commission. Reports and proxy and information statements filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661- 2511. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The address of such Web site is "http://www.sec.gov". In addition, reports, proxy statements and other information concerning the Company (symbol: "ARB") can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005-2601, on which the shares of Common Stock of the Company are listed.

         The Company has filed with the Commission a Registration Statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Preferred Stock and Common Stock of the Company. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Preferred Stock and Common Stock, reference is made to the Registration Statement and to the exhibits thereto. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected without charge at the office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission upon payment of the prescribed fees.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference, except as superseded or modified herein:

       1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as filed with the Commission on March 30, 1996, as amended by Form 10-K/A, as filed with the Commission on September 25, 1996.

       2. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996, as filed with the Commission on May 15, 1996, as amended by Form 10-Q/A, as filed with the Commission on September 25, 1996.

       3. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996, as filed with the Commission on August 15, 1996, as amended by Form 10-Q/A, as filed with the Commission on September 25, 1996.

       4. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, as filed with the Commission on November 13, 1996.

       5. The Company's Report on Form 8-K, dated December 18, 1996, as filed with the Commission on January 15, 1997.

       6. The Annual Report on Form 10-K for Continental Mortgage and Equity Trust for the year ended December 31, 1995, as filed with the Commission on March 22, 1996, as amended by Form 10-K/A, as filed with the Commission on November 12, 1996.

       7. The Quarterly Report on Form 10-Q for Continental Mortgage and Equity Trust for the quarter ended March 31, 1996, as filed with the Commission on May 14, 1996, as amended by Form 10-Q/A, as filed with the Commission on November 12, 1996.

       8. The Quarterly Report on Form 10-Q for Continental Mortgage and Equity Trust for the quarter ended June 30, 1996, as filed with the Commission on August 9, 1996, as amended by Form 10-Q/A, as filed with the Commission on November 12, 1996.

       9. The Quarterly Report on Form 10-Q for Continental Mortgage and Equity Trust for the quarter ended September 30, 1996, as filed with the Commission on November 13, 1996, as amended by Form 10-Q/A, as filed with the Commission on November 15, 1996.

       10. The Annual Report on Form 10-K for Income Opportunity Realty Trust for the year ended December 31, 1995, as filed with the Commission on March 13, 1996.

       11. The Quarterly Report on Form 10-Q for Income Opportunity Realty Investors, Inc. for the quarter ended March 31, 1996, as filed with the Commission on May 9, 1996.

       12. The Quarterly Report on Form 10-Q for Income Opportunity Realty Investors, Inc. for the quarter ended June 30, 1996, as filed with the Commission on August 12, 1996.

       13. The Quarterly Report on Form 10-Q for Income Opportunity Realty Investors, Inc. for the quarter ended September 30, 1996, as filed with the Commission on November 12, 1996.

       14. The Annual Report on Form 10-K for Transcontinental Realty Investors, Inc. for the year ended December 31, 1995, as filed with the Commission on March 22, 1996, as amended by Form 10-K/A, as filed with the Commission on September 6, 1996.

       15. The Quarterly Report on Form 10-Q for Transcontinental Realty Investors, Inc. for the quarter ended March 31, 1996, as filed with the Commission on May 13, 1996, as amended by Form 10-Q/A as filed with the Commission on September 6, 1996.

       16. The Quarterly Report on Form 10-Q for Transcontinental Realty Investors, Inc. for the quarter ended June 30, 1996, as filed with the Commission on August 12, 1996, as amended by Form 10-Q/A, as filed with the Commission on September 6, 1996.

       17. The Quarterly Report on Form 10-Q for Transcontinental Realty Investors, Inc. for the quarter ended September 30, 1996, as filed with the Commission on November 12, 1996.

       18. The Annual Report on Form 10-K for National Realty, L.P. for the year ended December 31, 1995, as filed with the Commission on March 26, 1996.

       19. The Quarterly Report on Form 10-Q for National Realty, L.P. for the quarter ended March 31, 1996, as filed with the Commission on May 14, 1996.

       20. The Quarterly Report on Form 10-Q for National Realty, L.P. for the quarter ended June 30, 1996, as filed with the Commission on August 12, 1996.

       21. The Quarterly Report on Form 10-Q for National Realty, L.P. for the quarter ended September 30, 1996, as filed with the Commission on November 12, 1996.

         Each document filed subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to termination of the offering of the Preferred Stock shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document. Any statement contained in a document that is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such statement, and any statement contained in this Prospectus shall be deemed to be modified or superseded to the extent that a statement contained in any subsequently filed document that also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to American Realty Trust, Inc., 10670 North Central Expressway, Suite 300, Dallas, Texas 75231, Attention: Investor Relations. The Company's telephone number is
(214) 692-4700.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table summarizes the ratio of the Company's earnings to combined fixed charges and preferred stock dividends (the "Earnings to Combined Fixed Charges Ratio") for each of the five fiscal years of the Company and for the nine months ended September 30, 1996:

                                            NINE MONTHS
                                               ENDED
                                            SEPTEMBER 30 ,          YEAR ENDED DECEMBER 31,
                                           ---------------   -----------------------------------
                                                1996         1995     1994    1993   1992   1991
                                                ----         ----     ----    ----   ----   ----
RATIO OF EARNINGS TO COMBINED FIXED
   CHARGES AND PREFERRED STOCK DIVIDENDS        1.71         1.33     1.13      *      *      *

* Earnings were inadequate to cover fixed charges by $3,559,000, $6,199,000, and $6,583,00 in 1993, 1992, and 1991 respectively.

                                USE OF PROCEEDS

         Unless otherwise indicated in a Prospectus Supplement with respect to the proceeds from the sale of the particular shares of Preferred Stock to which such Prospectus Supplement relates, the Company plans to use the net proceeds for working capital and general corporate purposes, including, among other things, the development and acquisition of additional properties and other acquisition transactions and the payment of certain outstanding debt.

                                  THE COMPANY

         The Company, a Georgia corporation, is the successor to a District of Columbia business trust organized pursuant to a declaration of trust dated July 14, 1961. The business trust merged into the Company on June 24, 1988. The Company invests in equity interests in real estate (including equity securities of real estate-related entities), leases, joint venture development projects and partnerships and finances real estate and real estate activities through investments in mortgage loans. The Company has invested in private and open market purchases in the equity securities of Continental Mortgage and Equity Trust ("CMET"), Income Opportunity Realty Investors, Inc. ("IORI"), Transcontinental Realty Investors, Inc. ("TCI") and National Realty, L.P. ("NRLP").

         The Company's board of directors has broad authority under the Company's governing documents to make all types of real estate investments, including mortgage loans and equity real estate investments, as well as investments in the securities of other entities, whether or not such entities are engaged in real estate related activities.

         Although the Company's board of directors is directly responsible for managing the affairs of the Company and for setting the policies which guide it, the day-to-day operations of the Company are performed by Basic Capital Management, Inc. ("BCM" or the "Advisor"). BCM is a contractual advisor under the supervision of the Company's board of directors. The duties of BCM include, among other things, locating, investigating, evaluating and recommending real estate and mortgage note investment and sales opportunities, as well as financing and refinancing sources for the Company. BCM also serves as a consultant in connection with the Company's business plan and investment policy decisions made by the Company's board of directors.

         BCM is a company owned by a trust for the benefit of the children of Gene E. Phillips, the Chairman of the Board and a Director of the Company until November 16, 1992. Gene Phillips served as a director of BCM until December 22, 1989 and as Chief Executive Officer of BCM until September 1, 1992. Gene Phillips currently serves as a representative of the trust for the benefit of his children which owns BCM and, in such capacity, Gene Phillips has substantial contact with the management of BCM and input with respect to BCM's performance of advisory services to the Company. Ryan T. Phillips and Mickey N. Phillips, the son and brother, respectively, of Gene Phillips, are directors of BCM and trustees of the trust for the benefit of the children of Gene Phillips, which owns BCM. As of December 31, 1996, BCM owned 2,548,130 shares of the Company's Common Stock, approximately 39.5% of the shares then outstanding. BCM has been providing advisory services to the Company since February 6, 1989. BCM also serves as advisor to CMET, IORI and TCI, and performs administrative services for NLRP on a cost reimbursement basis.

         Since February 1, 1990, affiliates of BCM have provided property management services to the Company. Currently, Carmel Realty Services, Ltd. ("Carmel, Ltd.") provides such property management services. Carmel, Ltd. subcontracts with other entities for the provision of the property-level management services to the Company at various rates. The general partner of Carmel, Ltd. is BCM. The limited partners of Carmel, Ltd. are (i) Syntek West, Inc. ("SWI"), of which Gene Phillips is the sole shareholder, (ii) Gene Phillips and (ii) a trust for the benefit of the children of Gene Phillips. Carmel, Ltd. subcontracts the property-level management of the Company's hotels, shopping centers, one of its office buildings and the Denver Merchandise Mart to Carmel Realty, Inc. ("Carmel Realty") which is owned by SWI. Carmel Realty is entitled to receive property and construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Carmel, Ltd.

         The Company has no employees. Employees of BCM render services to the Company.

         The Company's principal offices are located at 10670 North Central Expressway, Suite 300, Dallas, Texas 75231. The Company's telephone number is
(214) 692-4700.


                          THE BUSINESS OF THE COMPANY

GENERAL

         The Company, a Georgia corporation, is the successor to a District of Columbia business trust. The Company elected to be treated as a Real Estate Investment Trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), during the period June 1, 1987 through December 31, 1990. The Company allowed its REIT tax status to lapse in 1991.

         The Company's primary business is investing in equity interests in real estate (including equity securities of real estate-related entities), leases, joint venture development projects and partnerships and financing real estate and real estate activities through investments in mortgage loans, including first, wraparound and junior mortgage loans.

         The Company's business is not seasonal. The Company has decided to pursue a balanced investment policy, seeking both current income and capital appreciation. The Company's plan of operation is to continue, to the extent its liquidity permits, to make equity investments in lower risk real estate such as apartment complexes and residential development projects or equity securities of real estate-related entities and to continue to service and hold for investment its mortgage notes. The Company also intends to pursue higher risk, higher reward investments, such as undeveloped land where it can obtain financing of a significant portion of a property's purchase price. The Company also continues to seek selected dispositions of certain of its assets where the prices obtainable for such assets justify their disposition. The Company also intends to pursue its rights vigorously with respect to mortgage notes receivable that are in default.

         The Company's board of directors has broad authority under the Company's governing documents to make all types of real estate investments, including mortgage loans and equity real estate investments, as well as investments in the securities of other entities, whether or not such entities are engaged in real estate related activities.

         The Company's board of directors may devote available assets to particular investments or types of investments, without restriction on the amount or percentage of the Company's assets that may be so devoted to a single investment or to any particular type of investment, and without limit on the percentage of securities of any one issuer that the Company may acquire. The Company's investment objectives and policies may be changed at any time by the Company's board of directors without the approval of the Company's shareholders. By allowing its REIT tax status to lapse in 1991, the Company relieved itself of investment and operational restrictions imposed on REITs under the Code.

         The specific composition of the Company's real estate and mortgage notes receivable portfolios from time to time depends largely on the judgment of the Company's management as to changing investment opportunities and the level of risk associated with specific investments or types of investments. The Company's management intends to continue to maintain real estate and mortgage notes receivable portfolios diversified by location and type of property.

In addition to its equity investments in real estate and mortgage notes, the Company has also invested in private and open market purchases of the equity securities of CMET, IORI, TCI and NRLP.

REAL ESTATE

         At December 31, 1995, approximately two-thirds of the Company's assets were invested in real estate and the equity securities of real estate entities. The Company has invested in real estate located throughout the continental United States, either on a leveraged or nonleveraged basis. The Company's real estate portfolio consists of properties held for investment, investments in partnerships, properties held for sale and investments in equity securities of CMET, IORI, TCI and NRLP.

         The Company's real estate consists of raw land, commercial properties (office buildings, shopping centers and a merchandise mart) and hotels. In selecting new real estate investments, the location, age and type of property, gross rents, lease terms, financial and business standing of tenants, operating expenses, fixed charges, land values and physical condition are among the factors considered. The Company may acquire properties subject to or assume existing debt and may mortgage, pledge or otherwise obtain financing for its properties. The Company's board of directors may alter the types of and criteria for selecting new real estate investments and for obtaining financing without a vote of the Company's shareholders.

         A summary of the activity in the Company's owned real estate portfolio during 1995 is as follows:

          Owned properties in real estate portfolio at
                    January 1, 1995 ..........................   16*
          Properties acquired through purchase ...............     2
          Property acquired through settlement ...............     1
          Properties released through settlement .............    (2)
          Properties sold ....................................    (2)
                                                                 ---
          Owned properties in real estate portfolio at
                    December 31, 1995 ........................    15*
                                                                 ===

         * Includes two residential subdivisions with a total of 33 developed residential lots at January 1, 1995 and one residential subdivision with 22 developed residential lots at December 31, 1995.

         Properties Held for Investment. Set forth below are the Company's properties held for investment and the average annual rental rate for commercial properties and the average daily room rate for hotels and occupancy at December 31, 1995, 1994 and 1993 for commercial properties and average occupancy during 1995, 1994 and 1993 for hotels.

                                                                         Rent Per
                                                                        Square Foot                    Occupancy
                                                 Rooms/          -------------------------       ----------------------
     Property            Location            Square Footage      1995      1994       1993       1995     1994     1993
    ----------          ----------           --------------      ----      ----       ----       ----     ----     ----
Office Building
---------------
Rosedale Towers       Minneapolis, MN        84,798 Sq. Ft.     $13.16    $14.46     $14.00       90%      94%      92%

Shopping Center
---------------
Oak Tree Village      Lubbock, TX            45,623 Sq. Ft.       7.34         *          *       91%        *        *
Park Plaza            Manitowoc, WI         105,507 Sq. Ft.       5.72      5.65       5.65       93%      93%      86%

Merchandise Mart
----------------
Denver Mart           Denver, CO            509,008 Sq. Ft.      14.53     14.18          *       96%      97%        *

Hotels
------
Inn at the Mart       Denver, CO                  156 Room       44.69     42.38          *       40%      42%        *
Kansas City
Holiday Inn           Kansas City, MO             196 Rooms      61.66     52.47      48.76       75%      75%      70%

-----------------------------------
* Property was acquired in 1995 or 1994

         Occupancy presented above is without reference to whether leases in effect are at, below or above market rates.

         In November 1995, the Company obtained the Oak Tree Village, a 42,000 square foot shopping center in Lubbock, Texas, as a portion of a settlement with an insurance company. See "Mortgage Loans" below.

         In May 1996, the Company purchased a 2,271 square foot single family residence in Dallas, Texas for $266,000 in cash. In August 1996, the Company financed the residence for $173,000. The Company received net financing proceeds of $168,000 after the payment of various closing costs associated with the financing. The loan bears interest at the prime rate plus 1%, currently 9.25% per annum, requires monthly principal and interest payments of $2,000 and matures August 16, 2008.

         Properties held for sale. In February 1995, the Company sold the Boulevard Villas Apartments for $9.6 million. The Company initially treated the sale as a financing transaction, the Company having provided the purchaser with the $1.6 million down payment, by loaning a like amount, secured by a second lien on an office building in Houston, Texas. In March 1995, the office building was sold and the Company's loan was paid in full. The Company received net cash of $3.4 million from the sale of the apartment complex, after the payoff of $5.9 million in existing mortgage debt, recognizing a gain of $924,000 on the sale. The Company paid a real estate brokerage commission of $288,000 to Carmel Realty, an affiliate of BCM, the Company's advisor, based on the $9.6 million sales price.

         In May 1995, the Company purchased a 74.9 acre parcel of partially developed land in Las Colinas, Texas for $13.5 million. The Company paid a real estate brokerage commission of $405,000 to Carmel Realty based on the $13.5 million purchase price. In connection with the acquisition, the Company borrowed $15.0 million under a term loan, which bears interest at the prime rate plus 4%, (12.50% per annum at December 31, 1995), requires monthly interest only payments, a 1% annual maintenance fee, principal reduction payments of $1.5 million on the first day of November 1995 and May 1996 and $3.0 million every six months thereafter commencing November 1996, with the balance of principal and accrued but unpaid interest due at maturity on May 1, 1998. The term loan is secured by the land in Las Colinas, Texas, a participation interest in two of the Company's notes receivable, land in Atlanta, Georgia and a pledge of 586,800 NRLP units of limited partner interest owned by the Company. The Company received net financing proceeds of $210,000 after the purchase of the land and payment of associated closing costs. In June 1995, the Company borrowed an additional $3.0 million from this lender increasing the term loan principal balance to $18.0 million. The additional $3.0 million borrowing was paid in full prior to its March 31, 1996 maturity date, as discussed below.

         In September 1995, the Company sold 6.9 acres of the 74.9 acre parcel for $2.9 million in cash. In accordance with the provisions of the term loan, the Company applied the $2.6 million net proceeds of the sale to pay down the term loan. Such paydown was credited against the principal payments the Company was otherwise required to make in 1995 and 1996. The principal balance of the term loan was $15.5 million at December 31, 1995. The Company recognized a $1.5 million gain on the sale.

         In March, 1996, the Company sold an additional 2.3 acres of the 74.9 acre parcel for $961,000 in cash. In accordance with the provisions of the term loan, the Company applied the net proceeds of the sale, $891,000, to pay down the term loan, $400,000 being applied to payoff the remaining balance owing on the $3.0 million principal payment due March 31, 1996, with the remaining $491,000 being applied against the principal payment of $1.5 million due in May 1996.

         In October 1995, the Company purchased an additional tract of partially developed land in Las Colinas, Texas, totaling 92.6 acres for $7.1 million. The Company paid a real estate brokerage commission of $212,000 to Carmel Realty based on the $7.1 million purchase price. The Company paid $959,000 in cash and borrowed the remaining $6.1 million. The mortgage bears interest at the prime rate plus 5%, (13.50% at December 31, 1995), requires monthly interest only payments through September 30, 1996, four quarterly deferred commitment fee payments of $50,000 and $50,000 monthly principal reduction payments beginning October 1, 1996. The principal balance, accrued but unpaid interest and a $500,000 "maturity fee" is due at maturity on December 1, 1996. The Company has an option to extend the maturity date to October 1, 1997 if no event of default has occurred, written notice is given prior to maturity and the principal balance of the loan has been reduced by $2.1 million. The Company has also pledged to the lender, as additional collateral for the loan, $2.0 million of newly issued shares of the Company's Common Stock.

         On February 13, 1996, the Company entered into a contract to sell 72.5 of the 92.6 acres for $12.9 million in cash. The contract calls for the sale to close in two phases. The sale of the first phase closed in July, 1996. The Company sold 32.3 acres of the 72.5 acres for $4.9 million in cash. The Company applied the net proceeds of the sale, $4.7 million to pay down the term loan. The Company recognized a gain of $2.0 million on the sale. The second phase is to close on or before February 28, 1997.

         In June 1996, the Company purchased 442 acres of partially developed land in Denver, Colorado for $8.5 million. In connection with the acquisition, the Company obtained purchase money financing of $7.5 million and issued 15,000 shares of the Company's Series C 10% cumulative preferred stock with an aggregate liquidation value of $1.5 million. The excess financing proceeds of $500,000 were applied to the various closing costs associated with the acquisition in addition to $272,000 of such costs which the Company paid in cash. The loan bears interest at 15% per annum, requires monthly interest only payments at a rate of 12% with the remaining 3% being deferred and added to the principal balance of the loan. The principal balance, accrued and unpaid interest and a $600,000 "maturity fee" is due at maturity on June 1, 1998. The Company paid a real estate brokerage commission of $255,000 to Carmel Realty, based on the $8.5 million purchase price.

         Also in June 1996, the Company sold for $120,000 in cash a tract of land in Midland, Michigan that was leased under a long-term land lease. The Company recognized a gain of $44,000 on the sale.

         In July 1996, the Company purchased 568 acres of partially developed land in Houston, Texas for $6.2 million. The Company paid $451,000 in cash and obtained seller mortgage financing for $5.7 million. The loan bears interest at 9% per annum, requires a $500,000 principal and interest payment on November 1, 1996 and quarterly principal and interest payments of $145,000, thereafter. The Company made the November 1, 1996 principal and interest payment. The loan matures August 1, 1998. The Company paid a real estate brokerage commission of $187,000 to Carmel Realty based on the $6.2 million purchase price. In September 1996, the Company entered into a contract to sell the land for a price in excess of the land's purchase price and carrying and estimated selling costs. The sale, should it be consummated, would close on December 1, 1997.

         In August 1996, the Company purchased a pool of assets for $3.1 million from Southmark Corporation ("Southmark"), consisting of a total of 151 acres of raw land in California, Indiana and Idaho, various percentage interests, ranging from 15% to 45%, in five partnerships and trusts that hold an unsecured note receivable with a principal balance of $3.4 million and Southmark's 19.2% limited partnership interest in Syntek Asset Management, L.P. ("SAMLP"). To complete the acquisition, the Company borrowed an additional $3.0 million from the lender whose term loan is secured by the Company's 63.4 acres of land in Las Colinas, Texas. The term loan was amended to increase the loan amount from $10.9 million to $13.9 million. The $3.0 million advance is secured by the 122 acres of raw land purchased in California and the 19.2% limited partnership interest in SAMLP.

         Also in August 1996, the Company purchased 280 acres of partially developed land in Dallas County, Texas for $13.5 million. The Company paid $3.8 million in cash and borrowed the remaining $9.7 million as the third advance under the term loan from the lender discussed above. The term loan was again amended increasing the term loan amount from $13.9 million to $19.5 million with an additional $4.0 million being loaned on an overline advance note. The amendment also changed the principal reduction payments to $2.0 million in November 1996 and $3.0 million on the last day of December 1996, March 1997, June 1997, September 1997 and January 1998, and adds 240 acres of the 280 acres of the land purchased as additional collateral on the term loan. All other terms of the term loan remained unchanged. The Company paid a real estate brokerage commission of $406,000 to Carmel Realty based on the $13.5 million purchase price.

         In 1991, the Company purchased all of the capital stock of a corporation which owned 198 developed residential lots in Fort Worth, Texas. Through December 31, 1995, 176 of the residential lots had been sold. During 1996, 12 additional lots have been sold for an aggregate gain of $24,000. At September 30, 1996, 10 lots remained to be sold.

MORTGAGE LOANS

         In addition to real estate, a substantial portion of the Company's assets have been and are expected to continue to be invested in mortgage notes receivable, principally those secured by income-producing real estate. The Company's mortgage notes receivable consist of first, wraparound, and junior mortgage loans.

          In addition to originating its own mortgage loans, the Company has acquired existing mortgage notes either directly from builders, developers or property owners, or through mortgage banking firms, commercial banks or other qualified brokers. BCM, in its capacity as a mortgage servicer, services the Company's mortgage notes receivable.

         The types of properties securing the Company's mortgage notes receivable portfolio consisted of office buildings, apartment complexes, shopping centers, single-family residences, hotels and developed land. The Company's board of directors may alter the types of properties subject to mortgages in which the Company invests without a vote of the Company's shareholders.

         The Company may invest in first mortgage loans, with either short-, medium- or long-term maturities. First mortgage loans generally provide for level periodic payments of principal and interest sufficient to substantially repay the loan prior to maturity, but may involve interest-only payments or moderate or negative amortization of principal and a "balloon" principal payment at maturity. With respect to first mortgage loans, it is the Company's general policy to require that the borrower provide a mortgagee's title policy or an acceptable legal opinion of title as to the validity and the priority of the mortgage lien over all other obligations, except liens arising from unpaid property taxes and other exceptions normally allowed by first mortgage lenders in the relevant area. The Company may grant to other lenders participations in first mortgage loans originated by the Company.

         The following discussion briefly describes the events that affected previously funded first mortgage loans during 1995 and the first nine months of 1996.

         In June 1991, the Company entered into an asset sales agreement with an insurance company whereby the Company sold real estate and participations in various of its assets in an effort to develop a potential source for future financing and to generate cash from otherwise illiquid assets. Assets transferred by the Company pursuant to the asset sales agreement included Oak Tree Village Shopping Center in Lubbock, Texas, with a carrying value of $2.0 million prior to transfer, a $1.5 million senior participation in a second lien mortgage note secured by the Las Vegas Plaza, a retail shopping center in Las Vegas, Nevada, with a carrying value of $18.8 million prior to transfer, a $315,000 participation in a first mortgage note secured by unimproved land in Virginia Station, Virginia and a $799,000 participation in a second lien mortgage note secured by the Country Club Apartments in Flagstaff, Arizona. In return, the Company received a $1.9 million participation in a first mortgage note secured by a hotel site in Lihue, Hawaii, a

$1.0 million first mortgage note secured by land in Maricopa County, Arizona, a $118,000 first mortgage note secured by a single-family residence in Silver Creek, Colorado and $1.5 million in cash. The asset sales agreement contained put and guaranty provisions whereby, at any time, either party could demand that the seller reacquire any asset sold pursuant to the terms of the asset sales agreement for the consideration originally received. In March 1992, the Company received payment in full on the $118,000 note secured by the single-family residence in Silver Creek, Colorado.

         In March 1992, the insurance company was placed in receivership and in June 1992, the Company provided notice to the insurance company, under the terms of the put and guaranty provisions of the asset sales agreement, of its desire to divest itself of all assets received. The Receiver refused to allow the enforcement of the put and guaranty provisions of the asset sales agreement.

         In March 1992, the Company recorded a provision for loss of $496,000 to reduce the $1.0 million note receivable secured by land in Maricopa County, Arizona to its then estimated fair value. In June 1992, the Company foreclosed on the land. In September 1992, the Company recorded the insubstance foreclosure of the hotel site in Lihue, Hawaii, which secured a $1.9 million first mortgage participation received by the Company. In March 1995, the Company collected in full the second lien mortgage note secured by the Country Club Apartments, but did not remit such amount to the insurance company.

         A settlement between the Company and the Receiver was approved by the court on February 15, 1995. Under the terms of the settlement, the insurance company returned to the Company all of the assets which it received from the Company, except for the participation in the first mortgage note secured by unimproved land in Virginia Station, Virginia. In exchange, the Company returned to the insurance company $1.0 million in cash and all the assets which it received from the insurance company, other than the note secured by the residence in Colorado which the Company had collected. The asset transfers and the Company's cash payment were completed in the fourth quarter of 1995. The Company incurred no loss on the settlement.

         The borrower on a $1.7 million first mortgage note receivable secured by land in Osceola, Florida, failed to pay the note on its November 1, 1993 maturity. The Company instituted foreclosure proceedings and was awarded a summary judgment in January 1994. During 1994 and 1995, the borrower paid the Company a total of $270,000 in nonrefundable fees to delay foreclosure on the property until April 24, 1995. On April 21, 1995, the borrower filed for bankruptcy protection. In July 1995, the Company filed a motion with the bankruptcy court to lift the court's stay and allow the Company to proceed with foreclosure. In September 1995, the bankruptcy court denied the Company's motion to lift stay and the borrower was allowed to file a plan of reorganization. The borrower failed to present a confirmable plan of reorganization and the bankruptcy court converted the bankruptcy proceeding to a Chapter 7 liquidation proceeding. On August 24, 1996, the bankruptcy court's stay was lifted allowing the Company to proceed with foreclosure. The Company expects to receive title to the property in December 1996. The note had a principal balance of $1.6 million at September 30, 1996. The Company does not expect to incur any loss resulting from foreclosing on the collateral property, as its estimated fair value, less costs of sale, exceeds the carrying value of the note.

         In February 1996, the Company refinanced the $7.8 million of debt collateralized by a mortgage note receivable with a balance of $18.3 million at September 30, 1996, which is secured by the Las Vegas Shopping Center in Las Vegas, Nevada, for $12.0 million. The Company received net refinancing proceeds of $2.3 million after the payoff of the existing debt, payment of closing costs associated with the refinancing and making a $1.5 million paydown on the term loan secured by land in Las Colinas, in exchange for that lender's release of its participation interest in the note receivable. The new loan bears interest at 15% per annum, requires monthly principal and interest payments of $152,000 and matures February 6, 1998. The Company paid BCM a mortgage brokerage and equity refinancing fee of $120,000 based upon the $12.0 million refinancing.

         The Company may invest in wraparound mortgage loans, sometimes called all-inclusive loans, made on real estate subject to prior mortgage indebtedness. A wraparound mortgage note is a mortgage note having an original principal amount equal to the outstanding balance under the prior existing mortgage loan plus the amount actually advanced under the wraparound mortgage loan. Wraparound mortgage loans may provide for full, partial or no amortization of principal. The Company's policy is to make wraparound mortgage loans in amounts and on properties as to which it would otherwise make a first mortgage loan.

         In August 1990, the Company foreclosed on its fourth lien note receivable secured by the Continental Hotel and Casino in Las Vegas, Nevada. The Company acquired the hotel and casino property at foreclosure subject to first and second lien mortgages totaling $10.0 million and a disputed third lien mortgage. In June 1992, the Company sold the hotel and casino to the third lien holder accepting as partial payment a $22.0 million wraparound mortgage note receivable. The Company's wraparound mortgage note receivable had a principal balance of $22.7 million at September 30, 1996.

         In April 1996, the underlying liens relating to this wraparound mortgage note receivable were refinanced for $16.8 million. The Company received net cash of $11.2 million after the payoff of the two underlying liens then totaling $2.9 million, the payment of various closing costs associated with the refinancing and making a $1.4 million paydown on the term loan secured by land in Las Colinas, Texas, in exchange for that lender's release of its participation interest in the wraparound note receivable. Such paydown was credited against the term loan payments that would have otherwise been due in May and November 1996. The new loan bears interest at 16.5% per annum, requires monthly interest only payments at a rate of 12.5% with the remaining 4% being deferred and added to principal. The loan matures April 16, 1998. The Company paid BCM a mortgage brokerage and equity refinancing fee of $168,000 based upon the $16.8 million refinancing.

         The Company may invest in junior mortgage loans. Such notes are secured by mortgages that are subordinate to one or more prior liens either on the fee or a leasehold interest in real estate. Recourse on such notes ordinarily includes the real estate which secures the note, other collateral and personal guarantees of the borrower.

         The following discussion briefly describes the junior mortgage loans funded in 1994 and the events that affected previously funded junior mortgage notes during 1995 and the first nine months of 1996.

         At December 31, 1995 and September 30, 1996, the Company held a mortgage note receivable secured by a third lien on a commercial property in South Carolina and personal guaranties of several individuals. The borrower had failed to make the required payments of principal and interest since December 1, 1994. The Company accelerated the note and instituted foreclosure proceedings, as well as actions against the guarantors of the note. Effective September 1, 1994, the note was extended to September 1, 1996, requiring a $68,000 principal reduction payment with the monthly interest, quarterly principal payments and all other terms remaining the same. The Company received $43,000 of the required principal reduction payment in 1994 and received the remaining $25,000 in 1995 as well as the required first and second quarterly principal reduction payments totaling $50,000. The Company and the borrower again agreed to extend the mortgage note receivable's maturity date to September 1, 1997. The extension required an additional $90,000 principal reduction payment payable in three equal monthly installments beginning November 1, 1996. The monthly interest, quarterly principal reduction payments of $24,000 and all other terms remain the same. The first $25,000 quarterly principal reduction payment is due December 1, 1996. The principal balance of the note was $179,000 at September 30, 1996 and the note is performing in accordance with its amended terms.

         In May 1996, the Company funded a $100,000 second lien mortgage secured by a single family residence in Oklahoma City, Oklahoma. The mortgage note receivable bears interest at 10% per annum with principal and accrued but unpaid interest due on demand. The mortgage note receivable matures June 1, 1998.

INVESTMENTS IN REAL ESTATE INVESTMENT TRUSTS AND REAL ESTATE PARTNERSHIPS

         The Company's investment in real estate entities includes (i) equity securities of three publicly traded REITs (collectively the "Trusts"), CMET, IORI and TCI, (ii) units of limited partner interest of NRLP, (iii) a general partner interest in NRLP and NOLP, through its 96% limited partner interest in SAMLP, the general partner of NRLP and NOLP, and (iv) interests in real estate joint venture partnerships. Gene E. Phillips, Chairman of the Board and a Director of the Company until November 16, 1992, served until May 1996 as a director and Chief Executive Officer of SAMI, a company owned by BCM that serves as SAMLP's managing general partner. Mr. Phillips is also a general partner of SAMLP. BCM serves as advisor to the Trusts, and performs certain administrative and management functions for NRLP and NOLP on behalf of SAMLP. At December 31, 1996, SAMLP, the general partner of NRLP and NOLP, owned 26,475 shares of TCI. The Company owns a 96% limited partnership interest in SAMLP which the Company consolidates for financial statement purposes.


         Since acquiring its initial investments in the equity securities of the Trusts and NRLP in 1989, the Company has made additional investments in the equity securities of these entities through private and open market purchases. The aggregate carrying value (cost plus or minus equity in income or losses and less distributions received) of such equity securities of the Trusts and NRLP was $35.4 million at September 30, 1996 ($36.7 million at December 31, 1995) and the aggregate market value of such equity securities was $75.7 million ($69.2 million at December 31, 1995). The aggregate investee book value of the equity securities of the Trusts was $61 million at September 30, 1996 and $59.7 million at December 31, 1995. The Company's share of NRLP's revaluation equity was $161.5 million at both September 30, 1996 and December 31, 1995.

         In 1990, the Company's board of directors authorized and in May 1993 reaffirmed the expenditure by the Company of up to an aggregate of $17.0 million to acquire, in open market purchases, additional units of NRLP and shares of the Trusts. In March 1995, the Company's board of directors increased such authorization to $25.0 million. As of December 31, 1995, the Company had expended $2.8 million to acquire additional units of NRLP and an aggregate of $3.0 million to acquire additional shares of the Trusts, in open market purchases, in accordance with these authorizations. The Company expects to make additional investments in the equity securities of the Trusts and NRLP.

         The purchases of the equity securities of the Trusts and NRLP were made for the purpose of investment and were based principally on the opinion of the Company's management that the equity securities of each were and are currently undervalued. The determination by the Company to purchase additional equity securities of the Trusts and NRLP is made on an entity-by-entity basis and depends on the market price of each entity's equity securities relative to the value of its assets, the availability of sufficient funds and the judgment of the Company's management regarding the relative attractiveness of alternative investment opportunities. Substantially all of the equity securities of the Trusts and NRLP owned by the Company are pledged as collateral for borrowings.

         Each of the Trusts and NRLP own a considerable amount of real estate, much of which, particularly in the case of NRLP, has been held for many years. Because of depreciation, these entities may earn substantial amounts in periods in which they sell real estate and will probably incur losses in periods in which they do not. The Company's reported income or loss attributable to these entities will differ materially from its cash flow attributable to them.

         The Company does not have a controlling equity interest in any of the Trusts and therefore it cannot, acting by itself, determine either the individual investments or the overall investment policies of such investees. However, due to the Company's equity investments in, and the existence of common officers with, each of the Trusts, and that the Trusts have the same advisor as the Company and that Mr. Paulson, an Executive Officer of the Company, is also the President of the Trusts and BCM, the Company's advisor, and the President and a director of SAMI, a Company owned by BCM that is the managing general partner of SAMLP, the Company may be considered to have the ability to exercise significant influence over the operating and investing policies of these entities. The Company accounts for its investment in these entities using the equity method. Under the equity method, the Company recognizes its proportionate share of the income or loss from the operations of these entities currently, rather than when realized through dividends or on sale. The Company continues to account for its investment in NRLP under the equity method due to the pending resignation of SAMLP as general partner of NRLP and NOLP. The carrying value of the Company's investment in these entities, as set forth in the table below, is the original cost of each such investment adjusted for the Company's proportionate share of each entity's income or loss and distributions received.

                                                                                   Equivalent
                                      Percentage              Carrying              Investee
                                    of the Company's          Value of             Book Value            Market Value
                                    Ownership at           Investment at               at              of Investment at
Investee                           September 30, 1996     September 30, 1996    September 30, 1996     September 30, 1996
--------                           ------------------     ------------------    ------------------     ------------------
                                                                   (dollars in thousands)
NRLP                                       52.9%             $    10,682            $          *           $    41,865
CMET                                       39.0%                  14,617                  31,745                17,564
IORI                                       28.9%                   2,765                   6,247                 4,503
TCI                                        29.6%                   6,420                  23,762                11,758
                                                             -----------                                   -----------
                                                                  34,484                                   $    75,690
                                                                                                           ===========
General partner
  interest in NRLP
  and NOLP                                                         8,847

Other equity
   investees                                                      11,004
                                                             -----------
                                                             $    54,335
                                                             ===========

-------------------
* At September 30, 1996 and December 31, 1995, NRLP reported a deficit partners' capital. The Company's share of NRLP's revaluation equity at December 31, 1995, was $161.5 million. Revaluation equity is defined as the difference between the appraised value of the partnership's real estate, adjusted to reflect the partnership's estimate of disposition costs, and the amount of the mortgage notes payable and accrued interest encumbering such property as reported in NRLP's Annual Report on Form 10-K for the year ended December 31, 1995.

         The difference between the carrying value of the Company's investment and the equivalent investee book value is being amortized over the life of the properties held by each investee.

                                              SELECTED FINANCIAL DATA


                           Nine Months Ended September 30,                   For the Years Ended December 31,
                           ------------------------------- ------------------------------------------------------------------------
                                  1996           1995           1995          1994           1993            1992          1991
                              -----------    -----------    -----------   ------------    -----------    -----------    -----------
                                                             (dollars in thousands, except per share)
EARNINGS DATA
Revenue                       $    19,442    $    18,698    $    22,952    $    23,070    $    13,427    $    11,481    $    13,687
Expense                            29,211         25,143         33,437         29,019         22,142         21,631         25,465
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
(Loss) before gain on sale
      of real estate and
      extraordinary gain           (9,769)        (6,445)       (10,485)        (5,949)        (8,715)       (10,150)       (11,778)
Gain on sale of real estate         7,799          2,544          6,866          3,200            481            566          1,271
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
(Loss) before extraordinary
      gain                         (1,970)        (3,901)        (3,619)        (2,749)        (8,234)        (9,584)       (10,507)
Extraordinary gain                    381            758            783            323          3,807           --            7,628
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
Net (loss)                         (1,589)        (3,143)        (2,836)        (2,426)        (4,427)        (9,584)        (2,879)
Preferred Dividend
      Requirement                     (65)          --             --             --             --             --             --
Redeemable Common Stock,
      accretion of discount          --             --             --             --             (129)          (258)          --
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
(Loss) applicable to
      Common Shares           $    (1,654)   $    (3,143)   $    (2,836)   $    (2,426)   $    (4,556)   $    (9,842)   $    (2,879)
                              ===========    ===========    ===========    ===========    ===========    ===========    ===========
PER SHARE DATA
(Loss) before extraordinary
      gain                           (.32)          (.67)   $      (.61)   $      (.45)   $     (1.36)   $     (1.95)   $     (2.48)
Extraordinary Gain                    .06            .13            .13            .05            .63           --             1.80
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
Net (loss)                           (.26)          (.54)          (.48)          (.40)          (.73)         (1.95)          (.68)
Redeemable Common Stock,
      accretion of discount          --             --             --             --             (.02)          (.05)          --
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
(Loss) applicable to
      Common shares           $      (.26)   $     (--)     $      (.48)   $      (.40)   $      (.75)   $     (2.00)   $      (.68)
                              ===========    ===========    ===========    ===========    ===========    ===========    ===========
Dividends per share           $       .10    $      --      $      --      $      --      $      --      $      --      $      --
                              -----------    -----------    -----------    -----------    -----------    -----------    -----------
Weighted average shares
      outstanding               6,354,447      5,858,328      5,858,328      6,104,438      6,050,550      4,906,584      4,235,398


                             September 30,                                   December 31,
                             -------------       --------------------------------------------------------------------
                                1996             1995            1994            1993            1992            1991
                                ----             ----            ----            ----            ----            ----
                                                      (dollars in thousands, except per share)
BALANCE SHEET
DATA
Notes and interest
      receivable........      $  49,293      $  49,741       $  45,664        $  51,769        $ 72,808       $  68,507
Real estate.............         88,999         59,424          47,526           52,437          45,317          52,654
Total assets............        205,125        162,033         137,362          139,861         151,010         153,131
Notes and interest
      payable...........        107,613         61,163          45,695           53,693          63,698          65,074
Shareholders'
      equity............         51,932         53,058          55,894           56,120          60,476          70,221
Book value per
      share.............      $    7.71      $    9.06       $    9.54        $   11.11        $  11.88       $   16.58

--------------------
Shares and per share data have been adjusted for the 2 for 1 forward Common Stock split effected January 2, 1996.


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

INTRODUCTION

         American Realty Trust, Inc. (the "Company") was organized in 1961 to provide investors with a professionally managed, diversified portfolio of equity real estate and mortgage loan investments selected to provide opportunities for capital appreciation as well as current income.

LIQUIDITY AND CAPITAL RESOURCES

         General. Cash and cash equivalents at September 30, 1996 and December 31, 1995 aggregated $1.1 million. Although the Company anticipates that it will generate excess cash flow from operations during 1996, as discussed below, such excess cash is not expected to be sufficient to discharge all of the Company's debt and interest payment obligations as they come due. The Company will therefore continue to rely on externally generated funds, including borrowings against its investments in various real estate entities, mortgage notes receivable, the sale or refinancing of properties and, to the extent available or necessary, borrowings from its advisor to meet its debt service obligations, pay taxes, interest and other non-property related expenses.

         At December 31, 1995, notes payable totaling $26.4 million had scheduled maturities during 1996. Through September 30, 1996 the Company has paid a total of $10.9 million of such debt and refinanced an additional $12.1 million. The Company intends to either pay off, extend the maturity dates or obtain alternate financing for the remaining $3.4 million of debt obligations that mature during the remainder of 1996. There can be no assurance, however, that these efforts to obtain alternative financing or debt extensions will be successful.

         The Company expects an increase in cash flow from property operations during 1996. Such increase is expected to be derived from operations of the Denver Merchandise Mart, the Kansas City Holiday Inn and the Oak Tree Village Shopping Center. The Company also expects continued lot sales at its Texas residential subdivisions and sales of its land holdings to generate additional cash flow.

         In March 1996, the Company sold 2.3 acres of the 74.9 acre parcel in Las Colinas, Texas for $961,000 in cash. In accordance with the provisions of the term loan, the Company applied the $891,000 net proceeds of the sale to pay down the term loan.

         In April 1996, a subsidiary of the Company purchased for $10.7 million in cash 80% of the common stock of an entity that had acquired 26 operating pizza parlors in various communities in California's San Joaquin Valley.

         Also in April 1996, the Company purchased a 28% general partner interest in Campbell Center Associates, Ltd. for $550,000 in cash and a $500,000 four-year note.

         In May 1996, the Company sold an additional 2.3 acres of the 74.9 acre parcel in Las Colinas, Texas for $941,000 in cash. In accordance with the provisions of the term loan, the Company applied the $864,000 net proceeds of the sale to paydown the term loan.

         Also in May 1996, the Company purchased a 2,271 square foot single family residence in Dallas, Texas for $266,000 in cash. In August 1996, the Company financed the residence for $173,000. The Company received net financing proceeds of $168,000 after the payment of various closing costs associated with the financing.

         In June 1996, the Company purchased 442 acres of partially developed land in Denver, Colorado for $8.5 million. In connection with the purchase, the Company obtained purchase money financing of $7.5 million and issued 15,000 shares of the Company Series C 10% Cumulative Preferred Stock with an aggregate liquidation value of $1.5 million. The excess financing proceeds of $500,000 was applied to the various closing costs associated with the acquisition in addition to $272,000 of such costs paid by the Company.

         Also in June 1996, the Company sold a tract of land that was leased under a long-term ground lease for $120,000 in cash.

         In July 1996, a newly formed limited partnership of which the Company is the general partner acquired 580 acres of land in Collin County, Texas for $5.7 million in cash. The Company paid $100,000 in cash with the remaining $5.6 million being contributed by the limited partner.

         In October 1995, the Company purchased 92.6 acres of partially developed land in Las Colinas, Texas. In February 1996, the Company entered into a contract to sell 72.5 of the 92.6 acres for $12.9 million in cash. In July 1996, the Company closed the first phase of the contract selling 32.3 acres for $4.9 million in cash. In accordance with the provisions of the term loan, the Company applied the $4.7 million net proceeds to paydown the term loan in exchange for that lender's release of its collateral interest in such land.

         In July 1996, the Company purchased 568 acres of partially developed land in Houston, Texas for $6.2 million. The Company paid $451,000 in cash and obtained seller mortgage financing for the remaining $5.7 million of the purchase price.

         In August 1996, the Company purchased a pool of assets for $3.1 million, from Southmark Corporation ("Southmark") consisting of raw land totaling 151 acres in California, Indiana and Idaho, various percentage interests, ranging from 15% to 45%, in five partnerships and trusts that hold an unsecured note receivable with a principal balance of $3.4 million and Southmark's 19.2% limited partnership interest in SAMLP. In connection with the acquisition, the Company borrowed $3.0 million.

         Also in August 1996, the Company purchased 280 acres of partially developed land in Dallas County, Texas for $13.5 million. The Company paid $3.8 million in cash and borrowed the remaining $9.7 million of the purchase price.

         On June 12, 1996, the Company's Board of Directors announced the resumption of dividend payments at the initial rate of $.10 per share, per quarter. Through September 30, 1996, the Company has paid dividends totaling $.20 per share or $1.3 million.

         Also on June 12, 1996, the Company announced the redemption of the share purchase rights for $.01 per right. The redemption price, totaling $101,000, was paid on July 8, 1996 to shareholders of record on June 21, 1996.

         The Company expects that funds from existing cash resources, collections on mortgage notes receivable, sales or refinancing of real estate and/or mortgage notes receivable, and borrowings against its investments in marketable equity securities, mortgage notes receivable and to the extent available, borrowings from the Company's advisor, will be sufficient to meet the cash requirements associated with the Company's current and anticipated level of operations, maturing debt obligations and existing commitments. To the extent that the Company's liquidity permits or financing sources are available, the Company may make investments in real estate, primarily investments in partially developed and/or raw land, continue making additional investments in real estate entities and marketable equity securities and fund or acquire mortgage notes.

         The Company expects that it will be necessary for it to sell $9.1 million and $23.0 million of such land in each of the next two years, respectively, to satisfy the debt on land holdings as it matures. If the Company is unable to sell at least the minimum amount of land to satisfy the debt obligations on such land as it matures, the Company, if it was not able to extend such debt, would either sell other of its assets to pay such debt or return the property to the lender.

         Notes Receivable. The Company has received $640,000 in principal payments on its notes receivable in the nine months ended September 30, 1996.

         At September 30, 1996, the Company held a mortgage note receivable secured by a third lien on a commercial property in South Carolina and personal guaranties of several individuals. The borrower had failed to make the required payments of principal and interest since December 1, 1994. The Company accelerated the note and instituted foreclosure proceedings, as well as actions against the guarantors of the note. Effective September 1, 1995, the note was extended to September 1, 1996, requiring a $68,000 principal reduction payment with the monthly interest, quarterly principal payments and all other terms remaining the same. The Company received $43,000 of the required principal reduction payment in 1995 and received the remaining $25,000 in 1996 as well as the required first and second quarterly principal reduction payments totaling $50,000. The Company and the borrower have again agreed to extend the mortgage note receivable's maturity date to September 1, 1997. The extension required an additional $90,000 principal reduction payment payable in three equal monthly installments beginning November 1, 1996. The monthly interest, quarterly principal reduction payments of $25,000 and all other terms remain the same. The first $25,000 quarterly principal reduction payment was due December 1, 1996. The principal balance of the note was $179,000 at September 30, 1996 and the note is now performing in accordance with its terms.

         Loans Payable. In February 1996, the Company refinanced $7.8 million of debt collateralized by a mortgage note receivable with a balance of $18.4 million which is secured by the Las Vegas Shopping Center in Las Vegas, Nevada, for $12.0 million. The Company received net cash of $2.3 million after the payoff of the existing debt, payment of closing costs associated with the refinancing and making a $1.5 million paydown on the term loan secured by land in Las Colinas, Texas in exchange for that lender's release of its participation interest in the note receivable.

         In April 1996, the Company refinanced the first and second lien mortgage debt on its $22.0 million wraparound mortgage note receivable secured by the Continental Hotel and Casino in Las Vegas, Nevada for $16.8 million. The Company received net cash of $11.2 million after the payoff of the two underlying liens totaling $2.9 million, various closing costs associated with the refinancing and making a $1.4 million paydown on the term loan secured by land in Las Colinas, Texas in exchange for that lender's release of its participation interest in the note receivable.

         Also in April 1996, the Company refinanced $5.1 million of first and second lien mortgage debt secured by the Denver Merchandise Mart for $15.0 million. The Company received net refinancing proceeds of $7.8 million after the payoff of the first and second lien debt, purchasing the ground lease on Denver Merchandise Mart for $678,000 and payment of various closing costs associated with the refinancing.

         In August 1996, the Company refinanced the $2.4 million first lien mortgage debt secured by the Rosedale Towers Office Building in Roseville, Minnesota for $2.8 million. The Company received net refinancing proceeds of $154,000 after the payoff of the first lien debt of $2.4 million and payment of various closing costs associated with the refinancing. The Company also received 282,352 shares of Common Stock of the Company that it had pledged as additional collateral on the existing mortgage debt.

         Also in August 1996, the Company financed the previously unencumbered Inn at the Mart in Denver, Colorado for $2.0 million to facilitate renovating the property. The Company received net financing proceeds of $890,000 after the payment of various closing costs associated with the financing and a $1.1 million renovation holdback. The lender advanced the $1.1 million renovation holdback in December 1996.

         In October 1996, the Company completed the sale of $1.1 million in 11-1/2% senior subordinated notes in a private placement.

         Equity Investments. During the fourth quarter of 1988, the Company began purchasing shares of various real estate investment trusts having the same advisor as the Company, and units of limited partner interest in National Realty, L.P. ("NRLP"). It is anticipated that additional equity securities of NRLP and the REITs, Continental Mortgage and Equity Trust ("CMET"), Income Opportunity Realty Investors, Inc., formerly Income Opportunity Realty Trust (collectively "IORI") and Transcontinental Realty Investors, Inc. ("TCI"), will be acquired in the future through open-market and negotiated transactions to the extent the Company's liquidity permits.

         The Company has margin arrangements with various brokerage firms which provide for borrowing up to 50% of the market value of the Company's marketable equity securities. The borrowing under such margin arrangements are secured by equity securities of the REITs, and the Company's trading portfolio and bear interest rates ranging from 6.5% to 9.25%. Margin borrowing totaled $36.8 million at September 30, 1996.

         In August 1996, the Company consolidated its existing NRLP margin debt held by the various brokerage firms into a single loan of $20.3 million. The loan is secured by the Company's NRLP units with a market value of at least 50% of the principal balance. The Company received $1.9 million in cash after the payment of $617,000 in various closing costs associated with the financing and a $17.8 million holdback, pending the lender's receipt of the remaining NRLP units as collateral. As of October 31, 1996, the Company had pledged 3,208,119 NRLP units with a market value of $39.8 million and the lender had released $16.8 million of the holdback directly to the brokerage firms in payment of the margin debt related to the NRLP units pledged. The lender received the final 200,600 NRLP units with a market value of $2.4 million in November 1996. These NRLP units were being held as additional collateral on the term loan secured by the Company's 63.4 acres of Las Colinas land and were released upon receipt of a $2.0 million term loan paydown in November 1996.

         Also in August 1996, the Company obtained a $2.0 million margin loan from a financial institution secured by a pledge of $4.0 million of previously unencumbered equity securities of the REITs owned by the Company and Common Stock of the Company owned by BCM. The Company received $1,966,000 in net cash after the payment of closing costs associated with the margin loan. The loan bears interest at the prime rate plus 2.25%, currently 10.50% per annum, requires monthly interest only payments and matures August 2, 1997.

         In September 1996, the same lender made a second $2.0 million loan. The second margin loan is secured by a pledge of $5.0 million previously unencumbered equity securities of the REITs owned by the Company and Common Stock of the Company owned by BCM. The Company received $1,970,000 in net cash after the payment of closing costs associated with the margin loan. The margin loan bears interest at the prime rate plus 2.25%, currently 10.50% per annum, requires interest only payments and matures September 27, 1997.

         Equity securities of the REITs and NRLP held by the Company may be deemed to be "restricted securities" under Rule 144 of the Securities Act of 1933. Accordingly, the Company may be unable to sell such equity securities other than in a registered public offering or pursuant to an exemption under the Securities Act for a period of two years after they are acquired. Such restrictions may reduce the Company's ability to realize the full fair market value of such investments if the Company attempted to dispose of such securities prior to such two year period.

         The Company's cash flow from these investments is dependent on the ability of each of the entities to make distributions. The Company received distributions totaling $8.6 million in the first nine months of 1996 from the REITs and NRLP.

         On a quarterly basis, the Company's management reviews the carrying value of the Company's mortgage notes receivable, properties held for sale and periodically, but no less than annually, its properties held for investment. Generally accepted accounting principles require that the carrying value of such assets cannot exceed the lower of their respective carrying amounts or estimated net realizable value. In the initial instance when the estimated net realizable value of a mortgage note receivable or a property held for sale is less than the carrying amount at the time of evaluation, a reserve is established and a corresponding provision for loss is recorded by a charge against earnings. A subsequent revision to estimated net realizable value either increases or decreases such reserve with a corresponding charge against or credit to earnings. In the case of properties held for investment the carrying value of the property is written down and a provision for loss is recorded. The estimate of net realizable value of the Company's mortgage note receivable is based on management's review and evaluation of the collateral property securing the mortgage note. The property review generally includes selective property inspections, a review of the property's current rents compared to market rents, a review of the property's expenses, a review of maintenance requirements, discussions with the manager of the property and a review of the surrounding area. See "Recent Accounting Pronouncement," below.

COMMITMENTS AND CONTINGENCIES

         In January 1995, NRLP, SAMLP and the NRLP oversight committee executed an Implementation Agreement which provides for the nomination of a successor general partner to succeed SAMLP as general partner of NRLP and National Operating, L.P. ("NOLP"), the operating partnership of NRLP and for the resolution of all related matters under the 1990 settlement of a class action lawsuit ("Moorman Settlement Agreement"). On February 20, 1996, the parties to the Implementation Agreement executed an Amended and Restated Implementation Agreement.

         Provided that the successor general partner is elected pursuant to the terms of the Amended and Restated Implementation Agreement, SAMLP shall receive $12,471,500 from the partnership of SAMLP and NOLP (the "Partnership"). This amount represents a compromise settlement of the net amounts owed by the Partnership to SAMLP upon SAMLP's withdrawal as general partner and any amounts which SAMLP and its affiliates may owe to the Partnership. This amount shall be paid to SAMLP pursuant to a promissory note in accordance with the terms set forth in the Amended and Restated Implementation Agreement.

         The Amended and Restated Implementation Agreement was submitted to the Judge appointed to supervise the class action settlement (the "Supervising Judge") for tentative approval and approval of the notice to be sent to the original class members. On September 23, 1996, the Supervising Judge entered an order granting tentative approval of the Amended and Restated Implementation Agreement and the form of notice. On January 2, 1997, the Supervising Judge entered an order granting tentative approval of additional matters relating to the Amended and Restated Implementation Agreement. Upon final approval by the Supervising Judge, the proposal to elect the successor general partner will be submitted to the NRLP's unitholders for a vote. In addition, the unitholders will vote upon amendments to the NRLP's Partnership Agreement which relate to the proposed compensation of the successor general partner and other related matters.

         Upon approval by NRLP's unitholders, SAMLP shall withdraw as General Partner and the successor general partner shall take office. If the required approvals are obtained, it is anticipated that the successor general partner will be elected and take office during the third or fourth quarter of 1997.

         The Amended and Restated Implementation Agreement provides that SAMLP, and its affiliates owning units in NRLP shall not vote to remove the successor general partner, except for removal with cause, for a period of 36 months from the date the successor general partner takes office.

         Upon election and taking office of the successor general partner, the class action settlement and the NRLP oversight committee shall be terminated. If the successor general partner is not elected, the existing class action settlement shall remain in full force and effect and all of the provisions of the Amended and Restated Implementation Agreement shall be voided, including the compromise settlement of amounts owed by SAMLP and NRLP to each other.

         On September 3, 1996, Joseph B. Moorman filed a Motion for orders Compelling Enforcement of the Moorman Settlement Agreement, Appointment of a Receiver and Collateral Relief with the Superior Court of California in and for the County of San Mateo. The motion alleged that the settling defendants had failed or refused to perform their obligations under the Moorman Settlement Agreement. The motion requested that SAMLP be removed as general partner and a receiver be appointed to manage the Partnership. The motion also requested that the Company be ordered to deliver to the court all NRLP units which had been purchased by the Company since August 7, 1991. A hearing was held on this motion on October 4, 1996. On January 2, 1997 the Supervising Judge entered an order denying the motion.

         On January 27, 1997, Joseph B. Moorman filed motions to (i) discharge the Oversight Committee, (ii) vacate the court's orders and renewed his prior motions to (i) compel enforcement of the Moorman Settlement Agreement, (ii) appoint a receiver over NRLP, and (iii) for collateral relief against the Company. Also on January 27, 1997, Robert A. McNeil filed motions to (i) be installed as receiver for NRLP, (ii) vacate the court's orders and (iii) disband the Oversight Committee. A hearing on the motions to discharge or disband the Oversight Committee and to vacate the court's orders has been scheduled to be held on March 21, 1997.

RESULTS OF OPERATIONS

         Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995. For the three months ended September 30, 1996, the Company reported net income of $770,000, compared to net income of $1.2 million for the three months ended September 30, 1995. For the nine months ended September 30, 1996, the Company had a net loss of $1.6 million compared with a net loss of $3.1 million for the nine months ended September 30, 1995. The primary factors effecting the Company's three and nine month results are discussed in the following paragraphs.

         Rents increased from $5.2 million and $14.2 million for the three and nine months ended September 30, 1995 to $5.3 million and $14.7 million for the three and nine months ended September 30, 1996. The increases are principally due to the Company obtaining the Oak Tree Village Shopping Center in November 1995 combined with increases in rents from the Denver Merchandise Mart, Kansas City Holiday Inn and rents from a ground lease on land in Atlanta, Georgia.

         Interest income from mortgage notes receivable decreased from $1.2 million and $3.8 million for the three and nine months ended September 30, 1995 to $1.1 million and $3.4 million for the three and nine months ended September 30, 1996. The decrease is due to the payoff of a mortgage note receivable in February 1995 and $640, 000 in principal paydowns on the Company's notes receivable in the nine months ended September 30, 1996. Interest income for the remainder of 1996 is expected to approximate that of the third quarter.

         Other income increased from $739,000 for the three months ended September 30, 1995 to $824,000 for the three months ended September 30, 1996 and increased from $700,000 for the nine months ended September 30, 1995 to $1.3 million for the nine months ended September 30, 1996. The increase in other income for the three months ended September 30, 1996 is due to a $768,000 increase in gains from the sale of trading portfolio securities offset by a $128,000 decrease in dividend income from trading portfolio securities and a $556,000 increase in unrealized losses. The nine month improvement is due to recognizing $598,000 of unrealized gains on trading portfolio securities in 1996 compared to a $408,000 unrealized loss in 1995 and an increase of $181,000 in preferred return distributions on a partnership interest. This is offset by a $622,000 decrease in dividend income from trading portfolio securities.

         Property operating expenses increased from $3.0 million and $10.2 million for the three and nine months ended September 30, 1995 to $3.6 million and $11.2 million for the three and nine months ended September 30, 1996. Of this increase, $267, 000 and $857, 000 for the three and nine months ended September 30, 1996 is due to obtaining the Oaktree Shopping Center in November 1995 and the purchase of six parcels of land in 1995 and 1996.

         Interest expense increased from $2.4 million and $6.1 million for the three and nine months ended September 30, 1995 to $4.2 million and $10.7 million for the three and nine months ended September 30, 1996. The increases are primarily attributable to debt refinancings and the debt incurred related to the purchase of six parcels of land in 1995 and 1996 and the Oaktree Shopping Center obtained in November 1995. The increase for the nine months ended September 30, 1996 is offset by a $161,000 decrease in interest expense due to the sale of the Boulevard Villa Apartments in February 1995. Interest expense for the remainder of 1996 is expected to approximate that of the third quarter.

         Advisory and mortgage servicing fees increased from $328,000 and $871,000 for the three and nine months ended September 30, 1995 to $392,000 and $1.1 million for the three and nine months ended September 30, 1996. The increases are primarily attributable to the Company's increase in gross assets, the basis for such fee.

         General and administrative expenses increased from $382,000 and $1.6 million for the three and nine months ended September 30, 1995 to $618,000 and $1.9 million for the three and nine months ended September 30, 1996. The increases are primarily attributable to legal expenses incurred in 1996 relating to acquisitions and refinancings and an increase in advisor cost reimbursements.

         Depreciation and amortization of $429,000 and $1.3 million for the three and nine months ended September 30, 1996 approximate the $416,000 and $1.3 million for the three and nine months ended September 30, 1995.

         Equity in losses of investees improved from a loss of $1.4 million and $4.4 million for the three and nine months ended September 30, 1995 to a loss of $702,000 and $3.1 million for the three and nine months ended September 30, 1996. The decrease in equity losses is attributable to a decrease in the combined operating losses of the equity investees from a combined operating loss of $4.5 million and $14.1 million for the three and nine months ended September 30, 1995 to a combined operating loss of $3.1 million and $11.8 million for the three and nine months ended September 30, 1996. Such improvement is generally attributable to improved occupancy and increased rental rates.

         For the nine months ended September 30, 1995, the Company recognized $671,000 of minority interest expense. The expense is attributable to the termination of a joint venture partnership in which the Company held a 60% interest in June 1995.

         Gains on sale of real estate were $3.3 million and $7.8 million for the three and nine months ended September 30, 1996 compared to $1.6 million and $2.5 million for the three and nine months ended September 30, 1995. For the three months ended September 30, 1996, the Company recognized a $2.0 million gain on the sale of 32.3 acres of the 92.6 acre tract of land in Las Colinas, Texas, a $13,000 gain on the sale of four residential lots and a $1.3 million gain representing the Company's equity share of the REITs gain on sale of real estate. In the three months ended September 30, 1995, the Company recognized a $1.5 million gain on the sale of 6.9 acres of partially developed land in Las Colinas, Texas. The first nine months of 1996 includes an additional $1.1 million gain on the sale of 4.6 acres of land in Las Colinas, Texas, a $44, 000 gain on the sale of a parcel of land in Midland, Michigan, an $11,000 gain on the sale of eight residential lots and a $3.3 million gain representing the Company's equity share of the REITs' gain on the sale of real estate. The first nine months of 1995 includes an additional $924,000 gain on the sale of Boulevard Villas in February and a $24,000 gain on the sale of the final four lots in a joint venture.

         The Company reported extraordinary gains of $121,000 and $381,000 for the three and nine months ended September 30, 1996 compared to $431,000 and $758,000 for the three and nine months ended September 30, 1995. The extraordinary gain for the three months ended September 30, 1996 represents the Company's share of its equity investees' extraordinary gain from the early payoff of debt. The first nine months of 1996 includes an additional extraordinary gain of $13,000 which represents the Company's share of an equity investee's extraordinary gain from the early payoff of debt and $247,000 represents the Company's share of an equity investee's extraordinary gain relating to an insurance settlement from a fire loss. For the three and nine months ended September 30, 1995, the extraordinary gains also represent the Company's share of an equity investee's extraordinary gain from the early payoff of debt.

         1995 Compared to 1994. The Company reported a net loss of $2.8 million in 1995 as compared to a net loss of $2.4 million in 1994. The primary factors contributing to the increase in the Company's net loss are discussed in the following paragraphs.

         Net rental income (rents less property operating expenses) decreased from $5.0 million in 1994 to $4.6 million in 1995. This decrease is primarily attributable to the sale of four apartment complexes in November 1994 and the sale of an additional apartment complex in February 1995 contributing a combined $2.4 million to the decrease. Offsetting the decrease in part, is a $1.2 million increase in net rental income from the Denver Merchandise Mart and Inn at the Mart, acquired in the second quarter of 1994 and a $529,000 increase at the Kansas City Holiday Inn due to increased room rates directly attributable to the capital improvements made to the property in 1994. Net rental income is expected to increase in 1995 from continued improvement at the Kansas City Holiday Inn and on a full years operations of the Oak Tree Village Shopping Center acquired in November 1995.

         Interest income increased from $4.0 million in 1994 to $4.9 million in 1995. This increase is primarily attributable to the Continental Hotel wraparound mortgage note receivable performing throughout 1994. Interest income in 1996 is expected to approximate that of 1995.

         Other income decreased from $1.1 million in 1994 to $154,000 in 1995. This decrease is primarily attributable to the fourth quarter write down of the Company's marketable equity securities trading portfolio by $98,000 due to a decline in market value.

         Interest expense increased from $7.9 million in 1994 to $8.9 million in 1995. This increase is primarily due to a $1.2 million increase in margin interest due to a $7.6 million increase in margin debt from December 1994 to December 1995 and a $2.0 million increase due to the debt incurred in connection with the Company's two land purchases in Las Colinas, Texas, during 1995. These increases are offset by a $1.5 million decrease due to a reduction in debt as a result of the sale of four apartment complexes in November 1994 and an additional apartment complex in February 1995 and reductions in loan principal balances. Interest expense is expected to increase in 1996 as a result of a full years interest on the debt incurred in 1995 to purchase the land in Las Colinas, Texas.

         Advisory and mortgage servicing fees were comparable in 1995 and 1994 at $1.2 million as were general and administrative expense at $2.6 million in 1995 and 1994.

         Depreciation increased from $1.6 million in 1994 to $1.7 million in 1995. This increase is primarily attributable to the 1994 acquisitions of the Denver Merchandise Mart and the Inn at the Mart offset by the sale of four apartment complexes in November 1994 and the sale of an additional apartment complex in February 1995.

         Equity in losses of investees increased from a loss of $2.5 million in 1994 to $5. 1 million in 1995. This increase in equity losses is primarily attributable to an increase in the net loss of both IORI and TCI, resulting from a $1.5 million writedown of a wraparound mortgage note receivable to the balance of the underlying first lien mortgage by a partnership in which IORI and TCI are sole partners.

         Gains on the sale of real estate increased from $3.2 million in 1994 to $6.9 million in 1995. The 1995 gains are attributable to the Company's equity share ($1.8 million) of NRLP's fourth quarter gain on the sale of two apartment complexes, the Company's equity share ($2.5 million) of TCI's gain on the sale of land in the third quarter and an apartment complex in the fourth quarter of 1995, a $1.6 million gain recognized by the Company on the sale of
6.9 acres of partially developed land in Las Colinas, Texas, acquired by the Company in May 1995 and a $924,000 gain recognized by the Company on the sale of the Boulevard Villas Apartments in February 1995. The 1994 gains are attributable to the Company's equity share ($1.9 million) of NRLP's fourth quarter gain on the sale of two apartment complexes and the Company's equity share ($895,000) of TCI's 1994 third quarter gain on the sale of an apartment complex.

         The Company reported $323,000 in extraordinary gains in 1994 compared to $783,000 in extraordinary gains in 1995. The 1995 extraordinary gain is the Company's equity share of TCI's extraordinary gain from the early payoff of mortgage debt. In 1994, $273,000 of the extraordinary gain is the Company's equity share of TCI's settlement of litigation with a lender and the remaining $50,000 is due to a lender's forgiveness of a portion of a first mortgage, due to the Company's early payoff of the second lien mortgage secured by the same property.

         1994 Compared to 1993. The Company reported a net loss of $2.4 million in 1994 as compared to a net loss of $4.4 million in 1993. The primary factors contributing to the decrease in the Company's net loss are discussed in the following paragraphs.

         Net rental income (rents less property operating expenses) increased from $2.6 million in 1993 to $5.0 million in 1994. This increase is primarily attributable to increases of $486,000 and $444,000 from Boulevard Villas Apartments and the Kansas City Holiday Inn, respectively, both acquired in 1993, an increase of $1.1 million due to the acquisition of the Denver Merchandise Mart and Inn at the Mart, both of which were acquired in March 1994, and an increase in the Company's other commercial properties of $503,000 as a result of improved occupancy and rents. These increases are offset by a decrease of $253,000 due to the sale of the Culver City Shopping Center in August 1993.

         Interest income decreased from $5.0 million in 1993 to $4.0 million in 1994. Of the decrease, $335,000 is attributable to the August 1993 Collecting Bank settlement, $257,000 to the Continental Hotel and Casino note being nonperforming prior to June 1994, $248,000 due to the nonperforming Osceola land note receivable and $118,000 due to the Boulevard Villas note receivable foreclosure in July 1993.

         Equity in losses of investees decreased from a loss of $4.0 million in 1993 to a loss of $2.5 million in 1994. The decrease in equity losses is primarily attributable to a $4.6 million reduction in NRLP's loss from operations. At December 31, 1994, the Company owned approximately 48% of the then outstanding units of limited partner interest in NRLP.

         Interest expense increased from $6.5 million in 1993 to $7.9 million in 1994. This increase is attributable to a $563,000 increase in interest from property acquisitions and refinancings, an $879,000 increase in interest on margin borrowings, and $319,000 due to an increase in the interest rate on the Las Vegas Plaza underlying lien. These increases were offset in part by a $314,000 reduction from the August 1993 sale of the Culver City Shopping Center, $383,000 attributable to the 1993 Collecting Bank Settlement and $219,000 due to payoffs of notes and principal reductions in 1993 and 1994.

         Advisory and mortgage servicing fees in 1994 and 1993 were comparable at $1.3 million.

         General and administrative expenses increased from $1.8 million in 1993 to $2.6 million in 1994. The increase is primarily attributable to a $259,000 increase in consulting fees relating to the Continental Hotel and Casino and Las Vegas Plaza wraparound notes receivable, a $258,000 increase in legal fees and a $146,000 increase in advisor cost reimbursements.

         Depreciation and amortization expense increased from $1.1 million in 1993 to $1.6 million in 1994. The increase is attributable to the Denver Merchandise Mart and Inn at the Mart, properties the Company acquired in March 1994, and a full year of depreciation on the properties the Company acquired in March and July 1993.

         The Company recorded no provision for losses in 1994 compared to $2.3 million in 1993. The 1993 provision for losses is comprised of a $2.0 million reserve against the carrying value of undeveloped land in downtown Atlanta, Georgia and a $300,000 reduction in the estimated fair value of the collateral securing a mortgage note receivable.

         Gains on sale of real estate increased from $481,000 in 1993 to $3.2 million in 1994. This increase is primarily attributable to the Company's equity share ($895,000) of TCI's third quarter $2.2 million gain on the sale of an apartment complex and the Company's equity share ($1.9 million) of NRLP's fourth quarter gain on the sale of two apartment complexes.

         The Company reported $3.8 million extraordinary gain in 1993 compared to a $323,000 extraordinary gain in 1994. In 1993, $3.4 million of the extraordinary gain represents the Company's equity share of NRLP's extraordinary gain of $9.0 million from the acquisition at a discount of its mortgage debt and $443,000 is due to a lender's forgiveness of a portion of a first mortgage, upon the Company's early payoff of a second lien mortgage secured by the same property. In 1994, $273,000 of the extraordinary gain is the Company's equity share of TCI's settlement of litigation with a lender and the remaining $50, 000 is due to a lender's forgiveness of a portion of a first mortgage, due to the Company's early payoff of the second lien mortgage secured by the same property.

ENVIRONMENTAL MATTERS

         Under various federal, state and local environmental laws, ordinances and regulations, the Company may be potentially liable for removal or remediation costs, as well as certain other potential costs relating to hazardous or toxic substances (including governmental fines and injuries to persons and property) where property-level managers have arranged for the removal, disposal or treatment of hazardous or toxic substances. In addition, certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery from the Company for personal injury associated with such materials.

         The Company' s management is not aware of any environmental liability relating to the above matters that would have a material adverse effect on the Company's business, assets or results of operations.

INFLATION

         The effects of inflation on the Company's operations are not quantifiable. Revenues from property operations fluctuate proportionately with inflationary increases and decreases in housing costs. Fluctuations in the rate of inflation also affect the sales values of properties and, correspondingly, the ultimate gains to be realized by the Company from property sales.

RECENT ACCOUNTING PRONOUNCEMENT

         In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121 - "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of". The statement requires that long-lived assets be considered impaired "... if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset." If impairment exists, an impairment loss shall be recognized, by a charge against earnings, equal to "... the amount by which the carrying amount of the asset exceeds the fair value of the asset." If impairment of a long-lived asset is recognized, the carrying amount of the asset shall be reduced by the amount of the impairment, shall be accounted for as the asset's "new cost" and such new cost shall be depreciated over the asset's remaining useful life.

         SFAS No. 121 further requires that long-lived assets held for sale "... be reported at the lower of carrying amount or fair value less cost to sell." If a reduction in a held for sale asset's carrying amount to fair value less cost to sell is required, a provision for loss shall be recognized by a charge against earnings. Subsequent revisions, either upward or downward, to a held for sale asset's fair value less cost to sell shall be recorded as an adjustment to the asset's carrying amount, but not in excess of the asset's carrying amount when originally classified as held for sale. A corresponding charge or credit to earnings is to be recognized. Long-lived assets held for sale are not to be depreciated.
The Company adopted SFAS No. 121 effective January 1, 1996.

         The adoption of SFAS No. 121 had no effect on the Company's net loss for the nine months ended September 30, 1996, as the Company's one depreciable asset classified as held for sale is fully depreciated and none of the Company's other long lived assets are considered to be impaired.


                        DESCRIPTION OF THE CAPITAL STOCK

GENERAL

         The Company is authorized by its Articles of Incorporation, as amended, to issue up to 16,666,667 shares of Common Stock, $.01 par value per share, and 20,000,000 shares of a special class of stock, $2.00 par value per share (the "Special Stock"), which may be designated by the Company's board of directors from time to time. The Preferred Stock to be offered hereunder will be a series of the Special Stock.

COMMON STOCK

         All shares of the Company's Common Stock are entitled to share equally in dividends from funds legally available therefor, when declared by the Company's board of directors, and upon liquidation or dissolution of the Company, whether voluntary or involuntary (subject to any prior rights of holders of the Special Stock), and to share equally in the assets of the Company available for distributions to shareholders. Each holder of Common Stock is entitled to one vote for each share held on all matters submitted to the shareholders. There is no cumulative voting, redemption right, sinking fund provision or right of conversion with respect to the Common Stock. The holders of

Common Stock do not have any preemptive rights to acquire additional shares of Common Stock when issued. All outstanding shares of the Company are fully paid and nonassessable. As of December 31, 1996, 6,739,540 shares of Common Stock were issued and 6,457,188 shares were outstanding.

SPECIAL STOCK

         The following is a description of certain general terms and provisions of the Preferred Stock. The particular terms of any series of Preferred Stock will be described in the applicable Prospectus Supplement.

         Article 5 of the Articles of Incorporation of the Company, as amended, authorizes the issuance of up to 20,000,000 shares of Special Stock in one or more series with such preferences, limitations and rights as the Company's board of directors determines. In particular, the board of directors may fix and determine, among other things, the dividend payable with respect to such shares of Special Stock (including whether and in what manner such dividend shall be accumulated); whether such shares shall be redeemable, and if so, the prices, terms and conditions of such redemption; the amount payable on such shares in the event of voluntary or involuntary liquidation; the nature of any purchase, retirement or sinking fund provisions; the nature of any conversion rights with respect to such shares; and the extent of the voting rights, if any, of such shares. Certain provisions of the Special Stock may, under certain circumstances, adversely affect the rights or interests of holders of Common Stock. For example, the Company's board of directors could, without shareholder approval, issue a series of Special Stock with voting and conversion rights which could adversely affect the voting power of the common shareholders. In addition, the Special Stock may be issued under certain circumstances as a defensive device to thwart an attempted hostile takeover of the Company.

         The Prospectus Supplement relating to the series of Preferred Stock being offered will describe its terms, including: (i) its title and stated value; (ii) the number of shares offered, the liquidation preference per share and the purchase price; (iii) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculating dividends; (iv) whether dividends are cumulative or non-cumulative and, if cumulative, the date from which dividends accumulate; (v) the procedures for any auction and remarketing, if any; (vi) the provisions for a sinking fund, if any; (vii) the provisions for redemption, if applicable; (viii) any listing of such Preferred Stock on a securities exchange; (ix) the terms and conditions, if applicable, for its conversion into Common Stock, including the conversion price (or manner of calculation) and conversion period; (x) voting rights, if any; (xi) its relative ranking and preferences as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and (xii) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company. The Prospectus Supplement for such Preferred Stock will also include a discussion of any material and/or special Federal income tax considerations applicable to such Preferred Stock.

         Through the date of this Prospectus, the Company has amended its Articles of Incorporation to designate six series of the Special Stock as explained below. Each series of Special Stock now outstanding ranks on a parity as to dividends and upon liquidation, dissolution or winding up with all other shares of Special Stock.

         Series A Preferred Stock; Terminated Rights Plan. On April 11, 1990, the board of directors of the Company designated 500,000 shares of the Series A Cumulative Participating Preferred Stock (the "Series A Preferred Stock"), adopted a preferred share purchase rights plan and approved the distribution to shareholders of a dividend of one preferred share purchase right on each outstanding share of the Company's Common Stock (the "Rights"). The rights plan provided that one Right would be distributed to all shareholders of the Company for each share of Common Stock owned of record by them as of April 23, 1990. In addition, the rights plan required that the Company issue one Right with each share of Common Stock that became outstanding thereafter so that all shares of Common Stock would carry a Right. The Rights were primarily designed to assure that all holders of Common Stock of the Company receive fair and equal treatment in the event of any attempt to acquire the Company and to guard the interest of such shareholders against partial tender offers, inadequate offers, open market accumulations and other abusive or coercive tactics. The rights plan was not adopted in response to any effort to acquire the Company, and the Company has remained unaware of any such effort. On June 12, 1996, the board of directors of the Company resolved to redeem the Rights held by the shareholders of record as of June 21, 1996 at the redemption price of $.01 per Right. The redemption price was paid on July 8, 1996.

The decision by the board of directors of the Company was based on a determination that the rights plan was no longer necessary to protect the Company and its shareholders from coercive tender offers.

         The Series A Preferred Stock bears a cumulative quarterly dividend of the greater of $1.00 per share or, subject to certain limitations, the sum of 100 times the aggregate per share amount of all cash dividends and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions (other than dividends payable in shares of Common Stock) declared on the Common Stock since the immediately preceding quarter. The Series A Preferred Stock has a liquidation preference of $100 per share plus accrued and unpaid dividends. The Company may not redeem shares of the Series A Preferred Stock. As of February 1, 1997, no shares of the Series A Preferred Stock were issued and outstanding, and due to the redemption of the Rights, none will be issued in the future.

         Series B Preferred Stock. On April 3, 1996, the board of directors of the Company designated 4,000 shares of Series B 10% Cumulative Preferred Stock (the "Series B Preferred Stock") with a par value of $2.00 per share and a preference on liquidation of $100 per share plus payment of accrued and unpaid dividends. The Series B Preferred Stock is non-voting except as required by law, and the Company is not required to maintain a sinking fund for such stock.

         The Series B Preferred Stock is convertible, but only during a 30-day period beginning May 8, 1998, into that number of shares of the Company's Common Stock obtained by multiplying the number of shares being converted by $100 and then dividing such sum by (in most instances) 90% of the simple average of the daily closing price of the Common Stock for the 30 trading days immediately preceding the conversion period on the market where the shares of Common Stock of the Company are then regularly traded. The right of conversion shall terminate at the close of business on the second full business day prior to the date fixed for redemption and on the commencement of any liquidation, dissolution or winding up of the Company.

         The Series B Preferred Stock bears a cumulative dividend per share of $10.00 per annum, payable quarterly in equal installments of $2.50. Dividends on the Series B Preferred Stock are in preference to and with priority over dividends upon the Common Stock. The Series B Preferred Stock ranks on a parity as to dividends and upon liquidation, dissolution or winding up with all other shares of Special Stock.

         The Company may from time to time redeem any or all of the Series B Preferred Stock upon payment of the liquidation value of $100 per share plus all accrued and unpaid dividends. There is no restriction on the repurchase or redemption of the Series B Preferred Stock by the Company while there is any arrearage in payment of dividends except that at the time of such repurchase or redemption the Company must pay all accrued and unpaid dividends on the shares being redeemed. As of February 1, 1997, 4,000 shares of the Series B Preferred Stock were issued and outstanding.

         Series C Preferred Stock. The board of directors of the Company designated 16,500 shares of Series C 10% Cumulative Preferred Stock (the "Series C Preferred Stock") on May 23, 1996, with a par value of $2.00 per share and a preference on liquidation of $100 per share plus all accrued and unpaid dividends. The Series C Preferred Stock is non-voting except as required by law. The Company is not required to maintain a sinking fund for such stock.

         Each share of Series C Preferred Stock is convertible, but only during a 90-day period beginning on November 25, 1998, into the number of shares of Common Stock obtained by multiplying the number of shares being converted by $100 and dividing the result by (in most instances) 90% of the then-recent average trading price for the Common Stock.

         The Series C Preferred Stock bears a cumulative dividend per share of $10.00 per annum, payable quarterly in equal installments of $2.50. Dividends on the Series C Preferred Stock are in preference to and with priority over dividends upon the Common Stock. The Series C Preferred Stock ranks on a parity as to dividends and upon liquidation, dissolution or winding up with all other shares of Special Stock. The dividends for the first twelve months are to be paid in additional shares of Series C Preferred Stock.

         The Company may from time to time redeem any or all of the Series C Preferred Stock upon payment of the liquidation value of $100 per share plus all accrued and unpaid dividends. There is no restriction on the repurchase or redemption of the Series C Preferred Stock by the Company while there is any arrearage in payment of dividends except that at the time of such repurchase or redemption the Company must pay all accrued and unpaid dividends on the shares being redeemed. As of February 1, 1997, 15,877 shares of the Series C Preferred Stock were issued and outstanding.

         Series D Preferred Stock. The board of directors of the Company designated 91,000 shares of Series D Cumulative Preferred Stock (the "Series D Preferred Stock") on August 2, 1996, with a par value of $2.00 per share and a preference on liquidation of $20.00 per share plus payment of accrued and unpaid dividends. The Series D Preferred Stock is non-voting except as required by law and is not convertible. The Company is not required to maintain a sinking fund for such stock.

         The Series D Preferred Stock has a cumulative dividend per share of 9.5% per annum of the $20.00 liquidation preference, payable quarterly in equal installments of $0.475. Dividends on the Series D Preferred Stock are in preference to and with priority over dividends upon the Common Stock. The Series D Preferred Stock ranks on a parity as to dividends and upon liquidation, dissolution or winding up with all other shares of Special Stock.

         The Company may from time to time after June 1, 2001 redeem any or all of the Series D Preferred Stock upon payment of the liquidation value of $20.00 per share plus all accrued and unpaid dividends. There is no restriction on the repurchase or redemption of the Series D Preferred Stock by the Company while there is any arrearage in payment of dividends except that at the tine of such repurchase or redemption the Company must pay all accrued and unpaid dividends on the shares being redeemed. As of February 1, 1997, no shares of the Series D Preferred Stock were issued and outstanding.

         The Series D Preferred Stock is reserved for issuance upon the conversion Class A units held by the limited partners of Ocean Beach Partners L.P.

         Series E Preferred Stock. On December 3, 1996, the Company's board of directors designated 80,000 shares of Series E Cumulative Convertible Preferred Stock (the "Series E Preferred Stock") with a par value of $2.00 per share and a preference on liquidation of $100 per share plus payment of all accrued and unpaid dividends. The Series E Preferred Stock is non-voting except as required by law. The Company is not required to maintain a sinking fund for such stock.

         The Series E Preferred Stock is convertible into that number of shares of the Company's Common Stock obtained by multiplying the number of shares being converted by $100, then adding all accrued and unpaid dividends on such shares, then dividing such sum by (in most instances) 80% of the Common Stock's then-recent average trading price for the 20 business days ending on the last business day of the calendar week immediately preceding the date of conversion on the principal stock exchange on which such Common Stock is then listed or admitted to trading as determined by the Company. The schedule pursuant to which shares of Series E Preferred Stock may be so converted is as follows: up to 30,000 shares of the Series E Preferred Stock may be converted beginning as of November 4, 1998 and thereafter; up to an additional 10,000 shares of the Series E Preferred Stock may be converted beginning as of November 4, 1999; and up to an additional 40,000 shares of the Series E Preferred Stock may be converted beginning as of November 4, 2001.

         The Series E Preferred Stock bears a cumulative dividend per share equal to $10.00 per annum, payable quarterly in equal installments of $2.50 for the period from date of issuance to November 4, 1999, and $11.00 per annum ($2.75 per quarter) thereafter. Dividends on the Series E Preferred Stock are in preference to and with priority over dividends upon the Common Stock. The Series E Preferred Stock ranks on a parity as to dividends and upon liquidation, dissolution or winding up with all other shares of Special Stock.

         The Company may redeem any or all of the shares of Series E Preferred Stock from time to time upon payment of $100.00 per share plus all accrued and unpaid dividends. There is no restriction on the repurchase or redemption of the Series E Preferred Stock by the Company while there is any arrearage in payment of dividends except that at the time of such repurchase or redemption the Company must pay all accrued and unpaid dividends on the shares being redeemed. As of February 1, 1997, no shares of the Series E Preferred Stock were issued and outstanding.

         The Series E Preferred Stock is reserved for issuance upon the conversion of Class A units held by the limited partners in the Valley Ranch Limited Partnership.

         Series F Preferred Stock. On January 14, 1997, the Company's Board of Directors designated 200,000 shares of Series F Cumulative Convertible Preferred Stock (the "Series F Preferred Stock") with a par value of $2.00 per share and a preference on liquidation of $20.00 per share plus all accrued and unpaid dividends. The Series F Preferred Stock is entitled to one vote per share and votes together as one voting group on all matters submitted to a vote of shareholders of the Company except as provided by law. The Company is not obligated to maintain a sinking fund with respect to the Series F Preferred Stock.

         The Series F Preferred Stock may be converted at any time after December 31, 2001 into that number of shares of the Common Stock obtained by multiplying the number of shares to be converted by $20.00, then adding all accrued and unpaid dividends on such shares, and then dividing such sum by 90% of the Common Stock's then-recent average trading price for the 20 business days ending on the last business day of the calendar week immediately preceding the date of conversion on the principal stock exchange on which such Common Stock is then listed or admitted to trading as determined by the Company.

         The Series F Preferred Stock bears a cumulative dividend per share equal to $1.30 per annum, payable quarterly in equal installments of $.325 for 1997, $1.40 per annum ($0.35 per quarter) for 1998, and $1.60 per annum ($0.40 per quarter) thereafter. Dividends on the Series F Preferred Stock are in preference to and with priority over dividends upon the Common Stock. The Series F Preferred Stock ranks on a parity as to dividends and upon liquidation, dissolution or winding up with all other shares of Special Stock.

         The Company has no right to redeem the Series F Preferred Stock, but each holder of the Series F Preferred Stock has the right to redeem one-half of the shares owned by such holder upon the occurrence of certain events, provided that such holder may redeem all of such holder's Series F Preferred Stock in the event of a merger or consolidation in which the holders of the Series F Preferred Stock are to receive securities of the survivor corporation or combined corporation but only if the Company is not the survivor. The redemption price is equal to $20.00 per share plus accrued but unpaid dividends thereon. As of February 1, 1997, no shares of the Series F Preferred Stock were issued and outstanding.

         The description of the foregoing provisions of each series of the Special Stock does not purport to be complete and is subject to and qualified in its entirety by reference to the definitive Articles of Amendment of the Articles of Incorporation relating to such series of Special Stock.

                              PLAN OF DISTRIBUTION

         The Company may sell the Offered Securities offered hereby (1) through underwriters or dealers; (2) through agents; (3) directly to purchasers; or (4) through a combination of any such methods of sale. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act. The Prospectus Supplement relating to the Offered Securities will set forth their offering terms, including the name or names of any underwriters, dealers or agents, the purchase price of the Offered Securities and the proceeds to the Company from such sale, any underwriting discounts, commissions and other items constituting compensation to underwriters, dealers or agents, any initial public offering price, any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers, and any securities exchanges on which the Offered Securities may be listed.

         If underwriters or dealers are used in the sale, the Offered Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, or at negotiated prices. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the Prospectus Supplement, the obligations of underwriters or dealers to purchase the Offered

Securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

         Offered Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

         If so indicated in the Prospectus Supplement, the Company will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

         Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnifications by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution by the Company to payments they may be required to make in respect thereof. The terms and conditions of such indemnification will be described in an applicable Prospectus Supplement. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

                                 LEGAL MATTERS

         Certain legal matters with respect to the Preferred Stock offered by the Company will be passed upon for the Company by Holt Ney Zatcoff & Wasserman, LLP, Atlanta, Georgia.

                                    EXPERTS

         The financial statements and schedules included and incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the period set forth in their reports appearing elsewhere herein and in the registration statement, and such reports are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

                              FINANCIAL STATEMENTS

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                               PAGE
                                                                                                               ----
         Consolidated Financial Statements (Annual)
              Report of Independent Accountants..................................................................F-2
              Consolidated Balance Sheets, December 31, 1995 and 1994............................................F-3
              Consolidated Statements of Operations, Three Years Ended
                  December 31, 1995, 1994 and 1993...............................................................F-4
              Consolidated Statements of Stockholders' Equity, Years Ended
                  December 31, 1995, 1994 and 1993...............................................................F-5
              Consolidated Statements of Cash Flows, Three Years Ended
                  December 31, 1995, 1994 and 1993...............................................................F-6
              Notes to Consolidated Financial Statements.........................................................F-9

         Consolidated Financial Statements (Interim)
              Consolidated Balance Sheets, September 30, 1996 and December 31, 1995..............................F-28
              Consolidated Statements of Operations, Nine Months Ended
                  September 30, 1996 and 1995....................................................................F-30
              Consolidated Statement of Stockholders' Equity, Nine Months Ended
                  September 30, 1996.............................................................................F-31
              Consolidated Statements of Cash Flows, Nine Months Ended
                  September 30, 1996 and 1995....................................................................F-32
              Notes to Consolidated Financial Statements.........................................................F-34

                       REPORT OF INDEPENDENT ACCOUNTANTS


Board of Directors of
American Realty Trust, Inc.


         We have audited the accompanying consolidated balance sheets of American Realty Trust, Inc. and Subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. We have also audited the schedules listed in the accompanying index. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Realty Trust, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

         Also, in our opinion, the schedules referred to above present fairly, in all material respects, the information set forth therein.




                                /s/ BDO SEIDMAN, LLP

                                BDO Seidman, LLP



Dallas, Texas
March 29, 1996

                          AMERICAN REALTY TRUST, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                             December 31,
                                                             ------------
                                                         1995           1994
                                                         ----           ----
                                                        (dollars in thousands)
  Assets
Notes and interest receivable
  Performing (including $9,422 in 1995 and
         $6,127 in 1994 from affiliate)              $  51,840        $  47,378
  Nonperforming, nonaccruing                             1,827            2,315
                                                     ---------        ---------
                                                        53,667           49,693

Less - allowance for estimated losses                   (3,926)          (4,029)
                                                     ---------        ---------
                                                        49,741           45,664
Real estate held for sale, net of accumulated
  depreciation ($5,098 in 1995 and $5,423
  in 1994)                                              32,627           23,748

Less - allowance for estimated losses                   (3,328)          (4,172)
                                                     ---------        ---------
                                                        29,299           19,576
Real estate held for investment net of accumu-
  lated depreciation ($2,646 in 1995 and $1,396
  in 1994)                                              30,125           27,950

Marketable equity securities, at market value            2,093            1,309
Cash and cash equivalents                                1,054              193
Investments in real estate entities                     41,072           38,844
Other assets (including $3,336 in 1995 from
  affiliate)                                             8,649            3,826
                                                     ---------        ---------
                                                     $ 162,033        $ 137,362
       Liabilities and Stockholders' Equity
Liabilities
Notes and interest payable (including $8,556 in
  1995 and $9,732 in 1994 due to affiliates)         $  61,163        $  45,695
Margin borrowings                                       34,017           26,391
Accounts payable and other liabilities
  (including $4,584 in 1995 and $1,505 in 1994
  due affiliate)                                        12,698            8,921
                                                     ---------        ---------
                                                       107,878           81,007

Minority interest                                        1,097              461

Commitments and contingencies

Stockholders' equity
Common stock, $.01 par value, authorized
  16,666,667 shares; issued and outstanding
  5,858,328 shares in 1995 and 1994                         59               59
Paid-in capital                                         66,719           66,719
Accumulated (deficit)                                  (13,720)         (10,884)
                                                     ---------        ---------
                                                        53,058           55,894
                                                     ---------        ---------
                                                     $ 162,033        $ 137,362
                                                     ---------        ---------

The accompanying notes are an integral part of these Consolidated Financial Statements.

                          AMERICAN REALTY TRUST, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                Years Ended December 31,
                                                                        -------------------------------------
                                                                        1995             1994            1993
                                                                        ----             ----            ----
                                                                       (dollars in thousands, except per share)
Income
  Rents............................................................  $   17,869       $    18,013      $    7,885
  Interests (including $506 in 1995, $366 in 1994 and $48 in
    1993 from affiliates)..........................................       4,929             3,959           4,984
  Other............................................................         154             1,098             558
                                                                     ----------       -----------      ----------
                                                                         22,952            23,070          13,427


Expenses
  Property operations (including $1,200 in 1995, $899 in 1994
    and $348 in 1993 to affiliates)................................       13,260           13,013           5,273
  Interest (including $437 in 1995, $589 in 1994 and $1,029
    in 1993 to affiliates).........................................       8,941             7,875           6,497
  Advisory and servicing fees to affiliate.........................       1,195             1,242           1,257
  General and administrative (including $516 in 1995, $434 in
    1994 and $288 in 1993 to affiliate)............................       2,554             2,562           1,819
  Depreciation and amortization....................................       1,691             1,620           1,130
  Provision for losses.............................................                                         2,300
  Equity in losses of investees....................................        5,123            2,529           4,014
  Minority interest................................................         671               169            (159)
                                                                     ----------       -----------      ----------
                                                                          33,435           29,010          22,131

(Loss) from operations.............................................      (10,483)          (5,940)         (8,704)
Income tax expense.................................................            2                9              11
                                                                     ----------       -----------      ----------

(Loss) before gain on sale of real estate and extraordinary gain...      (10,485)          (5,949)         (8,715)

Gain on sale of real estate........................................        6,866            3,200             481
                                                                     ----------       -----------      ----------
(Loss) before extraordinary gain...................................      (3,619)           (2,749)         (8,234)
Extraordinary gain.................................................          783              323           3,807
                                                                     ----------       -----------      ----------
Net (loss).........................................................      (2,836)           (2,426)         (4,427)
Redeemable Common Stock, accretion of discount.....................            -                -            (129)
                                                                     ----------       -----------      ----------
Net (loss) applicable to Common shares.............................  $   (2,836)      $    (2,426)     $   (4,556)
                                                                     ==========       ===========      ==========

Earnings per share
(Loss) before extraordinary gain...................................  $     (.61)      $      (.45)     $    (1.36)
Extraordinary gain.................................................          .13              .05             .63
                                                                     ----------       -----------      ----------

Net (loss).........................................................        (.48)             (.40)           (.73)

Redeemable Common Stock, accretion of discount.....................           -                 -            (.02)
                                                                     ----------       -----------      ----------

Net (loss) applicable to Common shares.............................  $     (.48)      $      (.40)     $     (.75)
                                                                     ==========       ===========      ==========


Weighted average Common shares used in computing
   earnings per share..............................................   5,858,328         6,104,438       6,050,550
                                                                     ==========       ===========      ==========

The accompanying notes are an integral part of these Consolidated Financial Statements.

                          AMERICAN REALTY TRUST, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


------------------------------------------------------------------------------------------------------------------
                                        Common Stock                                Accumulated
                                        ------------                 Paid-in          Earnings       Stockholder's
                                   Shares          Amount            Capital          (Deficit)         Equity
                                   ------          ------            -------          ---------         ------
------------------------------------------------------------------------------------------------------------------
                                                                  (dollars in thousands)
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Balance
       January 1, 1993 .        5,089,562        $       51        $   64,327            (3,902)           60,476
------------------------------------------------------------------------------------------------------------------
Common Stock issued ....          349,018                 4               196                --               200
------------------------------------------------------------------------------------------------------------------
Fractional Shares
       reacquired ......             (252)               --                --                --                --
------------------------------------------------------------------------------------------------------------------
Accretion of discount
       on redeemable
       Common Stock ....               --                --                --              (129)             (129)
------------------------------------------------------------------------------------------------------------------
Common Stock
       retired .........         (390,000)               (4)                4                --                --
------------------------------------------------------------------------------------------------------------------
Net (loss) .............               --                --                --            (4,427)           (4,427)
------------------------------------------------------------------------------------------------------------------
Balance
       December 31, 1993        5,048,328                51            64,527            (8,458)           56,120
------------------------------------------------------------------------------------------------------------------
Reclassification of
       Redeemable Common
       Stock ...........          720,000                 7             2,193                --             2,200
------------------------------------------------------------------------------------------------------------------
Common Stock issued ....          480,000                 5                (5)               --                --
------------------------------------------------------------------------------------------------------------------
Common Stock retired ...         (390,000)               (4)                4                --                --
------------------------------------------------------------------------------------------------------------------
Net (loss) .............               --                --                --            (2,426)           (2,426)
                               ----------        ----------        ----------        ----------        ----------
------------------------------------------------------------------------------------------------------------------
Balance
       December 31, 1994        5,858,328                59            66,719           (10,884)           55,894
------------------------------------------------------------------------------------------------------------------
Net (loss) .............               --                --                --            (2,836)           (2,836)
                               ----------        ----------        ----------        ----------        ----------
------------------------------------------------------------------------------------------------------------------
Balance
       December 31, 1995        5,858,328        $       59        $   66,719        $  (13,720)       $   53,058
                               ----------        ==========        ==========        ==========        ==========
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these Consolidated Financial Statements.

                          AMERICAN REALTY TRUST, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                       For The Years Ended December 31,
                                                                     ------------------------------------
                                                                     1995             1994           1993
                                                                     ----             ----           ----
                                                                          (dollars in thousands)

Cash Flows From Operating Activities
   Rents collected .........................................       $ 18,473        $ 17,130        $  8,317
   Interest collected (including $399 in 1995, $366 in
          1994 and $48 in 1993 from affiliates) ............          4,845           3,829           4,584
   Distributions from equity investees' operating activities          1,464           1,642             676
   Interest paid (including $19 in 1995, $213 in 1994 and
          $275 in 1993 to affiliate) .......................         (8,296)         (4,286)         (4,689)
   Payments for property operations
         (including $1,200 in 1995, $899 in 1994
         and $348 in 1993 to affiliate) ....................        (13,442)        (13,162)         (6,122)
   Advisory fee paid to affiliate ..........................         (1,195)         (1,242)         (1,295)
   General and administrative expenses paid
         (including $516 in 1995, $434 in 1994 and
         $288 in 1993 to affiliate) ........................         (2,448)         (2,384)         (1,517)
   Litigation settlement ...................................           (100)           (750)             --
   Other ...................................................            500             235              91
                                                                   --------        --------        --------

         Net cash provided by (used in) operating ..........           (199)          1,012              44
            activities
Cash Flows From Investing Activities
   Collections on notes receivable
   (including $394 in 1995 from affiliates) ................          1,604           2,757           1,481
   Purchase of marketable equity securities ................        (19,394)        (16,518)             --
   Proceeds from sale of marketable equity securities ......         18,374          15,123           2,202
   Deposit on acquisition of mortgage note receivable ......             --              --            (300)
   Notes receivable funded .................................         (3,295)           (700)           (609)
   Proceeds from sale of real estate .......................         11,992           4,058           2,305
   Return of capital distributions .........................             --             514              --
   Acquisition of real estate ..............................        (21,394)             --              --
   Real estate improvements ................................         (1,802)         (2,168)         (2,013)
   Investment in real estate entities ......................         (7,169)         (6,884)         (3,976)
                                                                   --------        --------        --------

         Net cash (used in) investing activities ...........        (21,084)         (3,818)           (910)

-------------------------------------------------------------------------------

                                                                        For The Years Ended December 31,
                                                                       -----------------------------------
                                                                       1995           1994            1993
                                                                       ----           ----            ----
                                                                              (dollars in thousands)
Cash Flows From Financing Activities
   Proceeds from notes payable ..............................       $ 36,211        $    710        $ 15,677
   Margin borrowings, net ...................................          7,626           8,598           6,466
   Proceeds from issuance of Common Stock ...................             --              --             200
   Payments on notes payable (including $990 in 1995,
         $1,320 in 1994 and $384 in 1993 to affiliate) ......        (22,268)         (5,151)        (17,350)
   Southmark settlement payments ............................             --            (435)           (950)
   Deferred borrowing costs .................................         (2,475)             --              --
   Net collections (advances) to/from affiliates ............          3,050          (1,566)         (2,845)
                                                                    --------        --------        --------
         Net cash provided by financing activities ..........         22,144           2,156           1,198
                                                                    --------        --------        --------
   Net increase (decrease) in cash and cash equivalents .....            861            (650)            333
   Cash and cash equivalents, beginning of year .............            193             843             510
                                                                    --------        --------        --------
   Cash and cash equivalents, end of year ...................       $  1,054        $    193        $    843
                                                                    ========        ========        ========
   Reconciliation of net (loss) to net cash provided
         by (used in) operating activities
   Net (loss) ...............................................       $ (2,836)       $ (2,426)       $ (4,427)
   Adjustments to reconcile net (loss) to net cash provided
     by (used in) operating activities Extraordinary gain ...           (783)           (323)         (3,807)
           Gain on sale of real estate ......................         (6,866)         (3,200)           (481)
           Depreciation and amortization ....................          1,691           1,620           1,130
           Provision for losses .............................             --              --           2,300
           Equity in losses of investees ....................          5,123           2,529           4,014
           Distributions from equity investees' operating
              activities ....................................          1,464           1,642             676
           (Increase) decrease in accrued interest receivable             79             (18)         (1,588)
           Decrease in other assets .........................          1,439             228             422
           Increase (decrease) in accrued interest payable ..             (5)            575           1,954
           Increase (decrease) in accounts payable
             and other liabilities ..........................            495             150            (148)
           Other ............................................             --             235              --
                                                                    --------        --------        --------
             Net cash provided by (used in) operating

               activities ...................................       $   (199)       $  1,012        $     45
                                                                    ========

                          AMERICAN REALTY TRUST, INC.
               CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)


                                                                    For The Years Ended December 31,
                                                                    --------------------------------
                                                                 1995             1994            1993
                                                                 ----             ----            ----
                                                                       (dollars in thousands)
Schedule of noncash investing activities

Acquisition of real estate financed by debt .............       $ 21,394        $  6,800       $  5,400

Real estate sales financed by purchase money mortgages ..           --             1,400           --

Carrying value of real estate acquired through
   foreclosure in satisfaction of notes receivable with
   carrying value of $8,443 .............................           --              --            7,115

Carrying value of real estate securities acquired through
    assumption of debt with a carrying value of
   $6,080 in 1994 .......................................           --             9,810           --

Sale of real estate subject to debt .....................         (5,878)           --           (5,534)

Settlement of term loan obligation in exchange
   for a note receivable participation with a carrying
   value of $9,895 ......................................           --              --           (9,863)

Carrying value of real estate obtained in satisfaction
   of a receivable with a carrying value of $125 ........           --               125           --

Settlement with insurance company
   Carrying value of real estate received ...............          1,619            --             --

   Carrying value of note receivable
         participation received .........................          1,500            --             --

   Carrying value of notes receivable
         returned .......................................            (32)           --             --

   Carrying value of real estate returned ...............         (2,183)           --             --

                          AMERICAN REALTY TRUST, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The accompanying Consolidated Financial Statements of American Realty Trust, Inc. and consolidated entities (the "Company") have been prepared in conformity with generally accepted accounting principles, the most significant of which are described in NOTE 1. "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES." These, along with the remainder of the Notes to Consolidated Financial Statements, are an integral part of the Consolidated Financial Statements. The data presented in the Notes to Consolidated Financial Statements are as of December 31 of each year and for the year then ended, unless otherwise indicated. Dollar amounts in tables are in thousands, except per share amounts. For purposes of these Notes, "ART" refers to American Realty Trust, Inc., and "the Company" refers to ART and its consolidated entities.

         Certain balances for 1993 and 1994 have been reclassified to conform to the 1995 presentation. Shares and per share data have been restated for the 2 for 1 forward Common Stock split effected January 2, 1996.


NOTE 1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and company business. The Company is successor to a District of Columbia business trust, that primarily invests in real estate and real estate-related entities and purchases and originates mortgage loans.

Basis of consolidation. The Consolidated Financial Statements include the accounts of the Company, and all majority-owned subsidiaries and partnerships other than National Realty, L.P. ("NRLP"). The Company uses the equity method to account for its investment in NRLP as control is considered to be temporary. See NOTE 2. "SYNTEK ASSET MANAGEMENT, L.P." All significant intercompany transactions and balances have been eliminated.

Accounting estimates. In the preparation of the Company's Consolidated Financial Statements in conformity with generally accepted accounting principles it was necessary for the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expense for the year then ended. Actual results could differ from these estimates.

Interest recognition on notes receivable. It is the Company's policy to cease recognizing interest income on notes receivable that have been delinquent for 60 days or more. In addition, accrued but unpaid interest income is only recognized to the extent that the net realizable value of the underlying collateral exceeds the carrying value of the receivable.

Allowance for estimated losses. Valuation allowances are provided for estimated losses on notes receivable and properties held for sale to the extent that the investment in the notes or properties exceeds the Company's estimate of net realizable value of the property or the collateral securing such note, or fair value of the collateral if foreclosure is probable. In estimating net realizable value, consideration is given to the current estimated collateral or property value adjusted for costs to complete or improve, hold and dispose. The provision for losses is based on estimates, and actual losses may vary from current estimates. Such estimates are reviewed periodically, and any additional provision determined to be necessary is charged against earnings in the period in which it becomes reasonably estimable.

Foreclosed real estate held for sale. Foreclosed real estate is initially recorded at new cost, defined as the lower of original cost or fair value minus estimated costs of sale. After foreclosure, the excess of new cost, if any, over fair value minus estimated costs of sale is recognized in a valuation allowance. Subsequent changes in fair value either increase or decrease such valuation allowance. See "Allowance for estimated losses" above. Properties held for sale are depreciated in accordance with the Company's established depreciation policies. See "Real estate and depreciation" below.

         Annually, all foreclosed properties held for sale are reviewed by the Company's management and a determination is made if the held for sale classification remains appropriate. The following are among the factors considered in determining that a change in classification to held for investment is appropriate: (i) the property has been held for at least one year; (ii) Company management has no intent to dispose of the property within the next twelve months; (iii) property improvements have been funded, and (iv) the Company's financial resources are such that the property can be held long-term. The subsequent classification of property previously held for sale to held for investment does not result in a restatement of previously reported revenues, expenses or net (loss).

Investment in real estate entities. Because the Company may be considered to have the ability to exercise significant influence over the operating and investment policies of certain of its investees, the Company accounts for such investments by the equity method. Under the equity method, the Company's initial investment, recorded at cost, is increased by the Company's proportionate share of the investee's operating income and any additional investment and decreased by the Company's proportionate share of the investee's operating losses and distributions received.

Real estate and depreciation. Real estate is carried at the lower of cost or estimated net realizable value, except that foreclosed properties held for sale, which are recorded at the lower of original cost or fair value minus estimated costs of sale. Depreciation is provided by the straight-line method over the estimated useful lives of the assets, which range from 10 to 40 years.

Present value premiums/discounts. The Company provides for present value premiums and discounts on notes receivable or payable that have interest rates that differ substantially from prevailing market rates and amortizes such premiums and discounts by the interest method over the lives of the related notes. The factors considered in determining a market rate for notes receivable include the borrower's credit standing, nature of the collateral and payment terms of the note.

Revenue recognition on the sale of real estate. Sales of real estate are recognized when and to the extent permitted by Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" ("SFAS No. 66"). Until the requirements of SFAS No. 66 for full profit recognition have been met, transactions are accounted for using either the deposit, the installment, the cost recovery or the financing method, whichever is appropriate.

Fair value of financial instruments. The Company used the following assumptions in estimating the fair value of its notes receivable, marketable equity securities and notes payable. For performing notes receivable, the fair value was estimated by discounting future cash flows using current interest rates for similar loans. For nonperforming notes receivable the estimated fair value of the Company's interest in the collateral property was used. For marketable equity securities fair value was based on the year end closing market price of each security. The estimated fair values presented do not purport to present amounts to be ultimately realized by the Company. The amounts ultimately realized may vary significantly from the estimated fair values presented. For notes payable the fair value was estimated using current rates for mortgages with similar terms and maturities.

Cash equivalents. For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Earnings per share. Loss per share is computed based upon the weighted average number of shares of Common Stock and redeemable Common Stock outstanding during each year, adjusted for the two for one forward Common Stock split effected January 2, 1996.


NOTE 2.     SYNTEK ASSET MANAGEMENT, L.P.

         The Company owns 76.8% limited partner interest in Syntek Asset Management, L.P. ("SAMLP"), the general partner of NRLP and National Operating, L.P. ("NOLP"), the operating partnership of NRLP. Gene E. Phillips, a Director and Chairman of the Board of the Company until November 16, 1992, is a general partner of SAMLP, and until March 4, 1994, William S. Friedman, a Director and President of the Company until December 31, 1992, was also general partner of SAMLP.

         NRLP, SAMLP and Messrs. Phillips and Friedman were among the defendants in a class action lawsuit arising from the formation of NRLP. An agreement settling such lawsuit for the above mentioned defendants became effective on July 5, 1990. The settlement agreement provided for, among other things, the appointment of an NRLP oversight committee; the establishment of specified annually increasing targets for five years relating to the price of NRLP's units of limited partner interest; a limitation and deferral or waiver of NRLP's reimbursement to SAMLP of certain future salary costs; a deferral or waiver of certain future compensation to SAMLP; the required distribution to unitholders of all of NRLP's cash from operations in excess of certain renovation costs unless the NRLP oversight committee approves alternative uses for such cash from operations; the issuance of unit purchase warrants to members of the plaintiff class; and the contribution by the then individual general partners of $2.5 million to NRLP over a four-year period. In accordance with the indemnification provisions of SAMLP's agreement of limited partnership, SAMLP agreed to indemnify Messrs. Phillips and Friedman, the individual general partners, at the time, of SAMLP, for the $2.5 million payment to NRLP. The final annual installment of principal and interest was paid by SAMLP in May 1994.

         The settlement agreement provides for the resignation and replacement of SAMLP as general partner if the unit price targets are not met for two consecutive anniversary dates. NRLP did not meet the unit price targets for the first and second anniversary dates. On July 8, 1992, SAMLP notified the NRLP oversight committee of the failure of NRLP to meet the unit price targets for two successive years and that it expects to resign as general partner of NRLP and NOLP.

         The withdrawal of SAMLP as general partner would require NRLP to purchase SAMLP's general partner interest (the "Redeemable General Partner Interest") at its then fair value, and to pay certain fees and other compensation as provided in the partnership agreement. Syntek Asset Management, Inc. ("SAMI"), the managing general partner of SAMLP, has calculated the fair value of such Redeemable General Partner Interest to be $36.2 million at December 31, 1995, before reduction for the principal balance ($4.2 million at December 31, 1995) and accrued interest ($4.4 million at December 31, 1995) on the note receivable from SAMLP for its original capital contribution to the Partnership.

         In January 1995, NRLP, SAMLP and the NRLP oversight committee executed an Implementation Agreement which provides for the nomination of a successor general partner to succeed SAMLP and for the resolution of all related matters under the class action settlement. On February 20, 1996, the parties to the Implementation Agreement executed an Amended and Restated Implementation Agreement.

         Provided that the successor general partner is elected pursuant to the terms of the Amended and Restated Implementation Agreement, SAMLP shall receive $12,471,500 from the NRLP. This amount represents a compromise settlement of the net amounts owed by NRLP to SAMLP upon SAMLP's withdrawal as general partner and any amounts which SAMLP and its affiliates may owe to NRLP. This amount shall be paid to SAMLP pursuant to a promissory note in accordance with the terms set forth in the Amended and Restated Implementation Agreement.

         The Amended and Restated Implementation Agreement has been submitted to the Judge appointed to supervise the class action settlement (the "Supervising Judge") for tentative approval and approval of the notice to be sent to the original class members. Upon final approval by the Supervising Judge, the proposal to elect the successor general partner will be submitted to the NRLP unitholders for a vote. In addition, the unitholders will vote upon amendments to NRLP's partnership agreement which relate to the proposed compensation of the successor general partner and other related matters.

         Upon approval by NRLP's unitholders, SAMLP shall resign as general partner of NRLP and NOLP and the successor general partner shall take office. If the required approvals are obtained, it is anticipated that the successor general partner may be elected and take office during the second or third quarter of 1996.

         The Amended and Restated Implementation Agreement provides that SAMLP, and its affiliates owning units in NRLP, shall not vote to remove the successor general partner, except for removal with cause, for a period of 36 months from the date the successor general partner takes office.

         Upon the election and taking office of the successor general partner, the class action settlement and the NRLP oversight committee shall be terminated. If the successor general partner nominee is not elected, the existing settlement shall remain in full force and effect and all of the provisions of the Amended and Restated Implementation Agreement shall be voided, including the compromise settlement referred to above.


NOTE 3.     NOTES AND INTEREST RECEIVABLE

                                                   1995                            1994
                                          -----------------------         ----------------------
                                          Estimated                       Estimated
                                            Fair            Book            Fair           Book
                                            Value           Value           Value          Value
                                            -----           -----           -----          -----
Notes Receivable
     Performing (including $12,962
         in 1995 and $10,930 in 1994
         from affiliates)                  $ 60,121        $ 56,335        $ 54,032       $ 51,844
     Nonperforming, nonaccruing               1,784           1,784           2,325          2,206
                                           --------        --------        --------       --------
                                           $ 61,905          58,119        $ 56,357         54,050
                                           ========                        ========

     Interest receivable                                        267                            286
     Unamortized premiums/
         (discounts)                                           (102)                           (26)
Deferred gains                                               (4,617)                        (4,617)
                                                           $ 53,667                       $ 49,693
                                                           ========                       ========

         The Company does not recognize interest income on nonperforming notes receivable. For the years 1995, 1994 and 1993 unrecognized interest income on such nonperforming notes receivable totaled $1.2 million, $2.0 million and $3.1 million, respectively.

         Notes receivable at December 31, 1995, mature from 1996 to 2014 with interest rates ranging from 6.0% to 12.9% and a weighted average rate of 8.8%. A small percentage of these notes receivable carry a variable interest rate. Notes receivable include notes generated from property sales which have interest rates adjusted at the time of sale to yield rates ranging from 6% to 14%. Notes receivable are generally nonrecourse and are generally collateralized by real estate. Scheduled principal maturities of $38.4 million are due in 1996 of which $1.8 million is due on nonperforming notes receivable.

         Nonrecourse participations totaling $1.1 million and $2.6 million at December 31, 1995 and 1994, respectively, have been deducted from notes receivable.

         In June 1991, the Company entered into an asset sales agreement with an insurance company whereby the Company sold real estate and participations in various of its assets in an effort to develop a potential source for future financing and to generate cash from otherwise illiquid assets. Assets transferred by the Company pursuant to the asset sales agreement included a retail shopping center in Lubbock, Texas with a carrying value of $2.0 million prior to transfer, a $1.5 million senior participation in a second lien mortgage note secured by the Las Vegas Plaza, a retail shopping center in Las Vegas, Nevada, a $315,000 participation in a first mortgage note secured by unimproved land in Virginia Station, Virginia and a $799,000 participation in a second lien mortgage note secured by the Country Club Apartments, an apartment complex in Flagstaff, Arizona. In return, the Company received a $1.9 million participation in a first mortgage note secured by a hotel site in Lihue, Hawaii, a $1.0 million first mortgage note secured by land in Maricopa County, Arizona, a $118,000 first lien mortgage note secured by a single-family residence in Silver Creek, Colorado and $1.5 million in cash. The asset sales agreement contained put and guaranty provisions whereby, at any time, either party could demand that the seller reacquire any asset sold pursuant to the terms of the asset sales agreement for the consideration originally received. In March 1992, the Company received payment in full on the $118,000 note secured by the single-family residence in Silver Creek, Colorado.

         In March 1992, the insurance company was placed in receivership and in June 1992, the Company provided notice to the insurance company, under the terms of the put and guaranty provisions, of the asset sales agreement, of its desire to divest itself of all assets received. The Receiver refused to allow the enforcement of the put and guaranty provisions of the asset sales agreement.

         In June 1992, the Company foreclosed on the note receivable secured by land in Maricopa County, Arizona, and recorded provision for loss of $845,000 to reduce the land's carrying value to its then estimated fair value. During September 1992, the Company recorded the foreclosure of the hotel site in Lihue, Hawaii. In March 1995, the Company collected in full the second lien mortgage note secured by the Country Club Apartments, but did not remit such amount to the insurance company.

         A settlement between the Company and Receiver was approved by the court on February 15, 1995. Under the terms of the settlement, the insurance company returned to the Company all of the assets which it received from the Company, except for the participation in the first mortgage note secured by unimproved land in Virginia Station, Virginia. In exchange, the Company returned to the insurance company $1.0 million in cash and all the assets which it received from the insurance company, other than the note secured by the residence in Colorado which the Company had collected. The asset transfers and the Company's cash payment were completed in the fourth quarter of 1995. The Company incurred no loss on the settlement.

         The borrower on a $1.7 million first mortgage note receivable secured by land in Osceola, Florida failed to make the required principal payment on the note's November 1, 1993 maturity. The Company instituted foreclosure proceedings and was awarded a summary judgment in January 1994. During 1994 and 1995, the borrower paid the Company a total of $270,000 in nonrefundable fees to delay foreclosure of the property until April 24, 1995. On April 21, 1995, the borrower filed for bankruptcy protection. In July 1995, the Company filed a motion with the bankruptcy court to lift the court's stay and allow the Company to proceed with foreclosure. In September 1995, the bankruptcy court denied the Company's motion to lift stay and the borrower was allowed to file a plan of reorganization. The bankruptcy court has set a hearing date of May 15, 1996, for confirmation of the borrower's plan of reorganization. The note had a principal balance of $1.6 million at December 31, 1995. The Company does not expect to incur any loss if it is allowed to foreclose on the collateral property as its estimated fair value exceeds the carrying value of the note.

         The Company did not receive the payment due on October 1, 1991 on the first mortgage note receivable secured by the 386 Ocean Parkway Co-op. In December 1993, the Company recorded a provision for loss of $300,000 to reduce the carrying value of the note to the estimated fair value of the collateral property. In February 1994, the Company agreed to reinstate and modify its note in exchange for the pledge of additional collateral. The reinstated note reduced the principal balance from $900,000 to $750,000, waived all defaults on the note and extended the maturity date of the note to September 15, 1999. In June 1994, the Company sold its mortgage note for $450,000 in cash. The Company incurred no loss on the sale in excess of the amounts previously provided.

         In March 1994, as partial consideration for the sale of a restaurant site in Los Angeles, California, the Company provided $100,000 of purchase money financing. See NOTE 4. "REAL ESTATE."

         In August 1990, the Company foreclosed on its fourth lien note receivable secured by the Continental Hotel and Casino in Las Vegas, Nevada. The Company acquired the hotel and casino property at foreclosure subject to first and second lien mortgages totaling $10.0 million and a disputed third lien mortgage. In June 1992, the Company sold the hotel and casino to the third lienholder accepting as partial payment a $22.0 million wraparound mortgage note receivable. The $22.0 million note bears interest at 11%, requires monthly payments of $175,000, and has an extended maturity of December 31, 1995. The Company recorded a deferred gain of $4.3 million in connection with the sale of the hotel and casino resulting from the disputed third lien mortgage being subordinated to the Company's wraparound mortgage note receivable. The Company, the borrower and the underlying lienholder have again agreed to extend the wraparound mortgage note receivable and underlying liens to July 1, 1996. A one percent extension fee was added to the principal balance of the wraparound note. The Company's modified wraparound note receivable continues to accrue interest at 11% per annum with any unpaid interest being added monthly to the principal balance. All other terms remained the same. The borrower is making payments in accordance with the terms of the modified note. The Company's wraparound mortgage note receivable had a principal balance of $22.7 million at December 31, 1995.

         In conjunction with the modification of the Company's wraparound mortgage note receivable, the underlying lienholder has agreed to forebear exercising its rights under the first and second liens on the condition that the Company continue to remit to it the greater of either $175,000 or all sums received by the Company. The Company remains in compliance with the terms of the forbearance agreement. Also as discussed in NOTE 4. "REAL ESTATE", in November 1994, the Company sold its apartment complex in San Antonio, Texas, along with its three apartment complexes in Biloxi, Mississippi to a newly formed partnership in exchange for a 27% limited partner interest, $3.2 million in net cash, a $100,000 certificate of deposit and second and third lien mortgages totaling $1.3 million secured by the apartment complex in San Antonio, Texas. Both notes require interest only payments and mature September 1, 2004.

         At December 31, 1995, the Company held a mortgage note receivable secured by a third lien on a commercial property in South Carolina and personal guaranties of several individuals. The borrower has failed to make the required payments of principal and interest since December 1, 1994. The Company accelerated the note and instituted foreclosure proceedings, as well as actions against the guarantors of the note. Upon notice of acceleration, the borrowers had 30 days to cure their default. Effective September 1, 1995, the note was extended to September 1, 1996, requiring a $68,000 principal reduction payment with the monthly interest, quarterly principal payments and all other terms remaining the same. The Company has received $43,000 of the required principal payment and is to receive the remaining $25,000 on April 1, 1996. The principal balance of the note was $279,000 at December 31, 1995. The Company expects to incur no loss on this note in excess of reserves previously provided.

         The Company holds a junior mortgage note receivable secured by the Williamsburg Hospitality House in Williamsburg, Virginia, that is subject to underlying liens totaling $11.7 million at December 31, 1995. In October 1993, the first lien debt was restructured and split in three pieces. During 1995, the Company advanced the borrower $3.3 million to payoff the second lien, allowing the borrower to receive a $2.4 million discount offered by the lender for early payoff of such lien. In conjunction with such advance, the Company extended the maturity of its note to April 1, 1996. All other terms of the note remained unchanged.


NOTE 4.     REAL ESTATE

         In February 1995, the Company sold the Boulevard Villas Apartments in Las Vegas, Nevada, for $9.6 million. The Company initially treated the sale as a financing transaction, the Company having provided the purchaser with its $1.6 million down payment, by loaning a like amount, secured by a second lien on an office building in Houston, Texas. In March 1995, the office building was sold and the Company's loan was paid in full. The Company received net cash of $3.4 million from the sale after the payoff of $5.9 million in existing mortgage debt and the payment of various closing costs associated with the sale. The Company recognized a gain of $924,000 on the sale.

         In May 1995, the Company purchased a 74.9 acre parcel of partially developed land in Las Colinas, Texas, for $13.5 million. In connection with the acquisition, the Company borrowed $15.0 million under a term loan, which bears interest at the prime rate plus 4%, (12.50% per annum at December 31, 1995), requires monthly interest only payments, a 1% annual maintenance fee, principal reduction payments of $1.5 million on the first day of November 1995 and May 1996 and $3.0 million every six months thereafter commencing November 1996, with the balance of principal and accrued but unpaid interest due at maturity on May 1, 1998. The loan is secured by the land in Las Colinas, Texas, a participation interest in two of the Company's notes receivable, land in Atlanta, Georgia and a pledge of 586,800 NRLP limited partner units owned by the Company. The Company received net financing proceeds of $210,000 after the purchase of the land and payment of associated closing costs. In June 1995, the Company borrowed an additional $3.0 million from this lender increasing the term loan principal balance to $18.0 million. The additional $3.0 million borrowing was paid in full prior to its March 31, 1996 maturity.

         In September 1995, the Company sold 6.9 acres of the 74.9 acre parcel, for $2.9 million in cash. In accordance with the provisions of the term loan, the Company applied the net proceeds of the sale, $2.6 million, to pay down the term loan. Such pay down was credited against the principal payments the Company was otherwise required to make in 1995 and 1996. The principal balance of the term loan was $15.5 million at December 31, 1995. The Company recognized a $1.6 million gain on the sale. In February 1996, the Company refinanced the $7.8 million of debt secured by its $18.0 million note receivable secured by the Las Vegas Plaza Shopping Center in Las Vegas, Nevada, for $12.0 million, paying $1.5 million of the net refinancing proceeds on the term loan balance due by March 31, 1996. See NOTE 19. "SUBSEQUENT EVENTS." In March 1996, the Company sold an additional 2.3 acres for $961,000 in cash. See NOTE 19. "SUBSEQUENT EVENTS." The Company applied the net proceeds of the sale, $891,000 to pay down the term loan.

         In October 1995, the Company purchased an additional tract of partially developed land in Las Colinas, Texas, totaling 92.6 acres for $7.1 million. The Company paid $959,000 in cash and borrowed the remaining $6.1 million. The mortgage bears interest at the prime rate plus 5%, (13.50% at December 31, 1995), requires monthly interest only payments through September 30, 1996, four quarterly deferred commitment fee payments of $50,000 and $50,000 monthly principal payments beginning October 1, 1996. The principal balance, accrued but unpaid interest and a $500,000 "maturity fee" is due at maturity on December 1, 1996. The Company has an option to extend the maturity date to October 1, 1997 if no event of default has occurred, written notice is given prior to maturity and the principal balance of the loan has been reduced by $2.1 million. The Company has also agreed to pledge to the lender, as additional collateral for the loan, $2.0 million of newly issued shares of the Company's Common Stock. On February 13, 1996, the Company entered into a contract to sell 72.5 of the 92.6 acres for $12.9 million in cash. See NOTE 19. "SUBSEQUENT EVENTS."

         In November 1994, the Company sold its three Mississippi apartment complexes, Watersedge III Apartments, Edgewater Garden Apartments, Chateau
Bayou Apartments, and its apartment complex in San Antonio, Texas, Mediterranean Villa Apartments, to a newly formed limited partnership in exchange for, a 27% limited partner interest in the partnership, $3.2 million in net cash, a $100,000 certificate of deposit, and second and third liens totaling $1.3 million secured by the Mediterranean Villa Apartments. See NOTE 3. "NOTES AND INTEREST RECEIVABLE." The Company has deferred any gain related to the property sales due to the Company having a continuing ownership interest in the properties, through its 27% limited partner interest in the owning partnership and the Company also having the option to reacquire the properties at anytime prior to September 2, 1997, and unwind the partnership under certain circumstances. The deferred gain of $5.6 million is offset against the Company's investment in the partnership in the accompanying Consolidated
Balance Sheets.

         In March 1994, the Company sold a restaurant site in Los Angeles, California, that was held for sale for $190,000. The Company received $90,000 in cash and provided purchase money financing of $100,000. The Company recognized a gain of $18,000 on the sale. See NOTE 3. "NOTES AND INTEREST RECEIVABLE."

         Also in March 1994, the Company acquired for $26,000 in cash, all of the capital stock of the corporate general partner of Merchandise Mart Associates, Ltd. (" Mart, Ltd."). Concurrently, the Company also acquired all of the capital stock of Garden Capital Merchandise Mart, Inc. ("GCMMI") for $1,000 and the assumption of $271,000 in debt including $125,000 payable to the Company. The GCMMI stock was purchased from individuals who also own the corporate general partner of a limited partnership in which NOLP is a 99.3% limited partner. (See NOTE 6. "INVESTMENTS IN REAL ESTATE ENTITIES.") The acquired assets of GCMMI included a wraparound mortgage note receivable with a principal balance of $33.4 million secured by the Denver Merchandise Mart, a 509,008 square foot merchandise mart in Denver, Colorado, title to the Inn at the Mart, a 156 room hotel adjacent to the Denver Merchandise Mart, and parcels of land contiguous to the Denver Merchandise Mart. In May 1992, the Company had acquired title to land in Denver, Colorado subject to a ground lease to Mart, Ltd. as lessee, for the operation of the Denver Merchandise Mart and a 2.9% limited partner interest in Mart, Ltd. Effective April 1, 1994, the Company recorded the acquisition of the Denver Merchandise Mart and the assumption of underlying debt of $6.1 million. The Company acquired the wraparound mortgage and the general partner of Mart, Ltd. with the intent of acquiring the Denver Merchandise Mart, hence its classification as held for investment. See NOTE 8. "NOTES AND INTEREST PAYABLE."

         In 1991, the Company purchased all of the capital stock of a corporation which owned 198 developed residential lots in Fort Worth, Texas. Through December 31, 1994, a total of 172 of the residential lots were sold for an aggregate gain of $250,000. During 1995, an additional 4 lots were sold for aggregate gain of $6,000. At December 31, 1995, 22 lots remained to be sold.

         Also in 1991, the Company purchased all of the capital stock of a company which owned a 60% interest in a joint venture which in turn owned 113 partially developed residential lots in Denton, Texas. Through 1994, 109 of the residential lots were sold for an aggregate gain of $992,000. During 1995, the remaining 4 lots were sold for an aggregate gain of $24,000.


NOTE 5.     ALLOWANCE FOR ESTIMATED LOSSES

         Activity in the allowance for estimated losses was as follows:

                                 1995           1994            1993
                                 ----           ----            ----
Balance January 1,            $  8,201        $  9,913        $ 12,444
Provision for losses                --              --           2,300
Amounts charged off               (947)         (1,712)         (3,159)
Amounts reclassified to
   liabilities                      --              --          (1,672)
                              --------        --------        --------
Balance December 31,          $  7,254        $  8,201        $  9,913
                              ========        ========        ========


NOTE 6.     INVESTMENTS IN REAL ESTATE ENTITIES

         The Company's investment in real estate entities at December 31, 1995, includes (i) equity securities of three publicly traded real estate investment trusts (collectively the "Trusts"), Continental Mortgage and Equity Trust ("CMET"), Income Opportunity Realty Investors, Inc., formerly Income Opportunity Realty Trust (collectively "IORI"), and Transcontinental Realty Investors, Inc. ("TCI"), (ii) units of limited partner interest of NRLP, (iii) a general partner interest in NRLP and NOLP, the operating partnership of NRLP, through its 76.8% limited partner interest in SAMLP and (iv) interests in real estate joint venture partnerships. Gene E. Phillips, the Chairman of the Board and a Director of the Company until November 16, 1992, is a general partner of SAMLP, the general partner of NRLP and NOLP and a director and Chief Executive Officer of SAMI. Randall M. Paulson, an executive officer of the Company, serves as a director of SAMI and as President of the Trusts, SAMI and BCM. In addition, BCM serves as advisor to the Trusts, and performs certain administrative and management functions for NRLP and NOLP on behalf of SAMLP.

         The Company accounts for its investment in the Trusts, NRLP and the joint venture partnerships using the equity method as more fully described in
NOTE 1. "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Investment in real estate entities." The Company continues to account for its investment in NRLP under the equity method due to the pending resignation of SAMLP as general partner of NRLP. See NOTE 2. "SYNTEK ASSET MANAGEMENT, L.P."

         Substantially all of the Company's equity securities of the Trusts and NRLP are pledged as collateral for borrowings. See NOTE 8. "NOTES AND INTEREST PAYABLE."

         The Company's investment in real estate entities, accounted for using the equity method, at December 31, 1995 was as follows:


                                        Percentage of                              Equivalent
                                        the Company's       Carrying Value          Investee          Market Value of
                                        Ownership at       of Investment at       Book Value at        Investment at
Investee                              December 31, 1995    December 31, 1995    December 31, 1995    December 31, 1995
--------                              -----------------    -----------------    -----------------    -----------------
NRLP                                        52.1%            $  12,712           $       *             $  38,020
CMET                                        37.2                12,116              28,297                15,757
IORI                                        25.9                 2,752               6,271                 4,065
TCI                                         28.2                 9,162              25,195                11,335
                                                             ---------                                 ---------
                                                                36,742                                 $  69,177
                                                                                                       =========
General partner
     interest in NRLP and NOLP                                   7,726
Other                                                           (3,396)
                                                             ---------
                                                             $  41,072
                                                             =========

----------------

* At December 31, 1995, NRLP reported a deficit partners' capital. The Company's share of NRLP's revaluation equity, however, was $161.5 million (unaudited). Revaluation equity is defined as the difference between the appraised value of the partnership's real estate, adjusted to reflect the partnership's estimate of disposition costs, and the amount of the mortgage notes payable and accrued interest encumbering such property as reported in NRLP's Annual Report on Form 10-K for the year ended December 31, 1995.

         The Company's investment in real estate entities, accounted for using the equity method, at December 31, 1994 was as follows:


                                        Percentage of                              Equivalent
                                        the Company's       Carrying Value          Investee          Market Value of
                                        Ownership at       of Investment at       Book Value at        Investment at
Investee                              December 31, 1994    December 31, 1994    December 31, 1994    December 31, 1994
--------                              -----------------    -----------------    -----------------    -----------------
NRLP                                        48.1%            $  13,727           $       *             $  31,623
CMET                                        33.9                11,389              26,723                14,850
IORI                                        21.0                 2,285               5,378                 3,267
TCI                                         24.6                78,332              22,909                 9,782
                                                             ---------                                 ---------
                                                                35,234                                 $  59,522
                                                                                                       =========

General partner
     interest in NRLP and NOLP                                   7,791
Other                                                           (4,181)
                                                             ---------
                                                             $  38,844
                                                             =========

----------------

* At December 31, 1994, NRLP reported a deficit partners' capital. The Company's share of NRLP's revaluation equity, however, was $144.9 million. Revaluation equity is defined as the difference between the appraised value of the partnership's real estate, adjusted to reflect the partnership's estimate of disposition costs, and the amount of the mortgage notes payable and accrued interest encumbering such property as reported in NRLP's Annual Report on Form 10-K for the year ended December 31, 1994.

         The Company's management continues to believe that the market value of each of the Trusts and NRLP undervalues their assets and the Company has, therefore, continued to increase its ownership in these entities in 1995, as its liquidity has permitted.

         IORI was scheduled to begin liquidation of its assets prior to October 24, 1996. However, on March 15, 1996, IORI's stockholders approved a proposal to convert IORI from a finite life business trust to a perpetual life corporation.

         In January 1992, the Company entered into a partnership agreement with an entity affiliated with the owner, at the time, of in excess of 14% of the Company's outstanding shares of Common Stock, to acquire 287 developed residential lots adjacent to the Company's other residential lots in Fort Worth, Texas. The partnership agreement designates the Company as managing general partner. The partnership agreement also provides each of the partners with a guaranteed 10% return on their respective investments. Through December 31, 1994, 73 of the residential lots owned by the partnership were sold. During 1995, an additional 72 lots were sold with 142 lots remaining to be sold at December 31, 1995. Through December 31, 1995, each partner had received $226,000 in return of capital distributions and $120,000 in profit distributions from the partnership. See NOTE 8. "NOTES AND INTEREST PAYABLE".

         In November 1994, the Company sold four apartment complexes to a newly formed limited partnership in exchange for cash, a 27% limited partner interest in the partnership and two mortgage notes receivable, secured by one of the properties sold by the Company. In conjunction with the exchange transaction the Company recorded a deferred gain of $5.6 million which is offset against the Company's investment in the partnership. See NOTE 3. "NOTES AND INTEREST RECEIVABLE" and NOTE 4. "REAL ESTATE."

         In June 1995, the Company purchased the corporate general partner of a limited partnership which owns apartment complexes in Illinois, Florida and Minnesota, with a total of 900 units. The purchase price of the corporate general partner was $628,000 in cash. The corporate general partner has a 1% interest in the partnership which is subordinated to a priority return of the limited partner.

         Set forth below are summary financial data for equity investees owned over 50%:

                                                 1995                    1994
                                                 ----                    ----
Property and notes
   receivable, net ...............             $ 239,728              $ 253,067
Other assets .....................                53,202                 37,073
Notes payable ....................              (338,534)              (337,544)
Other liabilities ................               (53,663)               (44,419)
                                               ---------              ---------
Equity ...........................             $ (99,267)             $ (91,823)
                                               =========              =========


                                          1995            1994              1993
                                          ----            ----              ----
Revenues .......................       $ 110,892        $ 107,546        $ 103,044
Depreciation ...................         (10,268)         (10,034)         (10,168)
Interest .......................         (34,956)         (34,145)         (34,699)
Operating expenses .............         (69,572)         (66,602)         (65,972)
                                       ---------        ---------        ---------
(Loss) before gains on sale of
   real estate and extraordinary
   gains .......................          (3,904)          (3,235)          (7,795)
Gains on sale of real estate ...           7,701            8,252             --
Extraordinary gains ............            --               --              9,046
                                       ---------        ---------        ---------
Net income .....................       $   3,797        $   5,017        $   1,251
                                       =========        =========        =========

The Company's equity share of:

                                        1995           1994          1993
                                        ----           ----          ----
(Loss) before gains on sale of
   real estate and extraordinary
   gains .......................        (1,767)        (1,279)        (2,584)
Gains on sale of real estate ...         1,884          1,923           --
Extraordinary gains ............          --             --            3,364
                                       -------        -------        -------
Net income .....................       $   117        $   644        $   780
                                       =======        =======        =======

Set forth below are summary financial data for equity investees owned less than 50%:


                                         1995                    1994
                                         ----                    ----
Property and notes
   receivable, net..................   $ 466,220               $ 427,384
Other assets........................      61,697                  52,454
Notes payable.......................    (318,161)               (253,714)
Other liabilities...................     (20,396)                (28,608)
                                       ---------               ---------
Equity..............................   $ 189,360               $ 197,516
                                       =========               =========


                                          1995          1994          1993
                                          ----          ----          ----
Revenues............................   $  94,730      $  74,093     $ 63,006
Depreciation........................     (13,950)       (10,276)      (8,816)
Provision for losses................        (541)        (1,429)      (1,094)
Interest............................     (28,102)       (20,264)     (15,962)
Operating expenses..................     (65,471)       (54,213)     (47,003)
                                       ---------      ---------     --------
(Loss) before gains on sale of
   real estate and extraordinary
   gains............................     (13,334)       (12,089)      (9,869)
Gains on sale of real estate........       5,822          6,375          389
Extraordinary gains.................       1,437          1,189        2,400
                                       ---------      ---------     --------
Net (loss)..........................   $  (6,075)     $  (4,525)    $ (7,080)
                                       =========      =========     ========


The Company's equity share of:

                                          1995           1994          1993
                                          ----           ----          ----
(Loss) before gains on sale of
   real estate and extraordinary
   gains............................      (3,356)         (1,250)       (1,430)
Gains on sale of real estate........       2,463             895             -
Extraordinary gains.................         783             273             -
                                       ---------      ----------    ----------
Net (loss)..........................   $    (110)     $      (82)   $   (1,430)
                                       =========      ==========    ==========

         The difference between the carrying value of the Company's investment and the equivalent investee book value is being amortized over the life of the properties held by each investee.

         The Company's cash flow from the Trusts and NRLP is dependent on the ability of each of the entities to make distributions. In the first quarter of 1993, CMET and IORI resumed regular quarterly distributions, NRLP in the fourth quarter of 1993 and TCI in the fourth quarter of 1995. In 1995, the Company received distributions from CMET, IORI and TCI totaling $641,000 and $719,000 from NRLP. At December 31, 1995 the Company accrued $3.3 million in NRLP distributions which were paid January 2, 1996. The Company received total distributions from CMET and IORI of $675,000 in 1994 and $1.4 million from NRLP in December 1994.

         The Company's investments in the Trusts and NRLP were initially acquired in 1989. In 1995, the Company purchased an additional $6.5 million of equity securities of the Trusts and NRLP.


NOTE 7.     MARKETABLE EQUITY SECURITIES - TRADING PORTFOLIO

         In 1994, the Company began purchasing equity securities of entities other than those of the Trusts and NRLP to diversify and increase the liquidity of its margin accounts. In 1995, the Company purchased $19.4 million and sold $18.4 million of such securities. These equity securities are considered a trading portfolio and are carried at market value. At December 31, 1995, the Company recognized an unrealized decline in the market value of the equity securities in its trading portfolio of $998,000. In 1995, the Company realized a net gain of $349,000 from the sale of trading portfolio securities and received $852,000 in dividends and $238,000 in return of capital distributions on such securities. At December 31, 1994, the Company recognized an unrealized decline in the market value of the equity securities in its trading portfolio of $242,000, realized a net loss of $101,000 from the sale of trading portfolio securities and received $274,000 in dividends on such securities. Unrealized and realized gains and losses in the trading portfolio are included in other income in the accompanying Consolidated Statements of Operations.


NOTE 8.     NOTES AND INTEREST PAYABLE

     Notes and interest payable consisted of the following:

                                                     1995                               1994
                                            ----------------------              -------------------
                                            Estimated                          Estimated
                                               Fair          Book                 Fair        Book
                                              Value          Value               Value        Value
                                              -----          -----               -----        -----
Notes payable
     Mortgage Loans.................          $18,376      $22,086               $26,020      $26,239
     Borrowings from financial
        institutions................           27,052       29,945                 7,929        9,298
     Notes payable to affiliates....            1,554        4,176                 1,533        5,166
                                              -------      -------               -------      -------
                                              $46,982       56,207               $35,482       40,703
                                              =======                            =======

Interest payable (including
$4,380 in 1995 and $4,566
in 1994 to affiliate)                                        4,956                              4,992
                                                           -------                            -------
                                                           $61,163                            $45,695
                                                           =======                            =======


Scheduled principal payments on notes payable are due as follows:

         1996........................................     $ 26,442
         1997........................................       13,053
         1998........................................        3,747
         1999........................................          369
         2000........................................          293
         Thereafter..................................       12,303
                                                          --------
                                                          $ 56,207
                                                          ========

         Stated interest rates on notes payable ranged from 6.0% to 14% at December 31, 1995, and mature in varying installments between 1996 and 2007. At December 31, 1995, notes payable were collateralized by mortgage notes receivable with a net carrying value of $18.5 million and by deeds of trust on real estate with a net carrying value of $73.2 million.

         In March 1995, the Company modified and extended a loan from a financial institution with a principal balance of $7.8 million at December 31, 1995 and collateralized by a note receivable with a principal balance of $17.1 million at such date. On February 5, 1996, the loan was refinanced for $12.0 million. See NOTE 19. "SUBSEQUENT EVENTS."

         In March 1995, the Company exercised its option to extend the maturity date of the loan secured by the Kansas City Holiday Inn, from March 1995 to March 1997. In April and October 1995, the Company refinanced the mortgage debt in the amount of $6.0 million. The Company received net cash of $2.8 million after the payoff of $2.9 million of existing mortgage debt and various closing costs associated with the refinancing. The new mortgage bears interest at 9.45% per annum, requires monthly principal and interest payments of $55,732 and matures on November 1, 2005.

         In May 1995, the Company obtained a $15.0 million term loan, the proceeds of which were used to acquire 74.9 acres of partially developed land in Las Colinas, Texas. In June 1995, the Company borrowed an additional $3.0 million from this lender increasing the term loan balance to $18.0 million. See
NOTE 4. "REAL ESTATE." The principal balance of the loan was $15.5 million at December 31, 1995. The loan bears interest at the prime rate plus 4%, (12.50% per annum at December 31, 1995), requires monthly interest only payments, a 1% annual maintenance fee, principal reduction payments of $1.5 million on the first day of November 1995 and May 1996 and $3.0 million every six months thereafter commencing November 1996, with the balance of principal and accrued but unpaid interest due at maturity on May 1, 1998. The loan is secured by the land in Las Colinas, Texas, a participation interest in two of the Company's notes receivable, land in Atlanta, Georgia and a pledge of 586,800 NRLP units of limited partner interest owned by the Company. The Company received net financing proceeds of $210,000 after the purchase of the land and payment of associated closing costs. In June 1995, the Company borrowed an additional $3.0 million from this lender increasing the term loan principal balance to $18.0 million. The additional $3.0 million borrowing was paid in full prior to its March 31, 1996 maturity.

         In October 1995, the Company obtained $6.1 million of purchase money financing in conjunction with the acquisition of an additional 92.6 acres of partially developed land in Las Colinas, Texas. See NOTE 4. "REAL ESTATE." The outstanding principal balance of this note was $6.5 million at December 31, 1995. The mortgage bears interest at the prime rate plus 5%, (13.50% at December 31, 1995), requires monthly interest only payments through September 30, 1996, four quarterly deferred commitment fee payments of $50,000 and $50,000 monthly principal reduction payments beginning October 1, 1996. The principal balance, accrued but unpaid interest and a $500,000 "maturity fee" is due at maturity on December 1, 1996. The Company has an option to extend the maturity date to October 1, 1997 if no event of default has occurred, written notice is given prior to maturity and the principal balance of the loan has been reduced by $2.1 million.

         Notes payable to affiliates at December 31, 1995 and 1994 include a $4.2 million note due to NRLP as payment for SAMLP's general partner interest in NRLP. The note bears interest at 10% per annum compounded semi-annually and is due at the earlier of September 2007, the liquidation of NRLP or the withdrawal of SAMLP as general partner of NRLP. See NOTE 2. "SYNTEK ASSET MANAGEMENT, L.P."

         In June 1992, the Company obtained a $3.3 million loan from the owner, at the time, of in excess of 14% of the Company's outstanding shares of Common Stock. The note was paid in full at its May 1995 maturity. The loan also provided for the lender's participation in the proceeds from either the sale or refinancing of the Company's land in Atlanta, Georgia, or to put his participation to the Company in exchange for a payment of $623,000. On December 2, 1993, the lender exercised his put and required full payment by the Company by January 2, 1996. The Company paid its $623,000 put obligation in May 1995.

         The Company has margin arrangements with various brokerage firms which provide for borrowings of up to 50% of the market value of the Company's marketable equity securities. The borrowings under such margin arrangements are secured by equity securities of the Trusts, NRLP and the Company's trading portfolio and bear interest rates ranging from 7.0% to 11.0%. Margin borrowings were $34.0 million at December 31, 1995, and $26.4 million at December 31, 1994, 47% and 45%, respectively, of the market values of such equity securities at such dates.


NOTE 9.     REDEEMABLE COMMON STOCK

         In June 1992, the Company sold 794,718 newly issued shares of its Common Stock to Donald C. Carter for $2.0 million in cash. Terms of the sale agreement provided Mr. Carter with the option of requiring the Company to reacquire up to 720,000 of the purchased shares at a price of $3.06 per share, a total of $2.2 million. The Company accredited the difference between the issuance price and the redemption price using the "interest method". In December 1994, Mr. Carter contributed his shares of the Company's Common Stock to a newly formed partnership in which he is a limited partner. Concurrent with the share contribution, the partnership rescinded the put provision of the original sales agreement. Accordingly, as of December 31, 1994, the Company reclassified such redeemable Common shares to stockholder's equity.


NOTE 10.     RIGHTS PLAN

         In April 1990, the Company adopted a Preferred Share Purchase Rights Plan (the "Rights Plan") and approved the distribution to stockholders of a dividend of one share purchase right (the "Rights") for each then outstanding share of the Company's Common Stock. Each Right will entitle stockholders to purchase one one-hundredth of a share of a new series of preferred stock at an exercise price of $25.00. The Rights will generally be exercisable only if a person or group (the "Adverse Group") increases its then current ownership in the Company by more than 25% or commences a tender offer for 25% or more of the Company's Common Stock. If any person or entity actually increases its then current ownership in the Company by more than 25% or if the Company's Board of Directors determines that any 10% stockholder is adversely affecting the business of the Company, holders of the Rights, other than the Adverse Group, will be entitled to buy, at the exercise price, the Common Stock of the Company with a market value of twice the exercise price. Similarly, if the Company is acquired in a merger or other business combination, each Right will entitle its holder to purchase, at the Right's exercise price, the number of shares of the surviving company having a market value of twice the Right's exercise price. In connection with the one for three reverse Common Stock split effected in December 1990, the Rights were proportionately adjusted so that each post-split share certificate represented three Rights, each of which permitted the holder thereof to purchase one one-hundredth of a preferred share for $25.00 under such circumstances. The Rights expire in 2000 and may be redeemed at the Company's option for $.01 per Right under certain circumstances. In connection with the two for one forward Common Stock split effected January 2, 1996, the Rights were again proportionately adjusted so that each post-split share represents one and one-half Rights, each of which permit the holder thereof to purchase one one-hundredth of a preferred share for $25.00 under such circumstances.

         On March 5, 1991, the Company's Board of Directors approved an amendment to the Rights Plan. The amendment excludes the Company, the Company's subsidiaries, and the Company's advisor or its officers and Directors from the class of persons who may cause the Rights to become exercisable by increasing their ownership of the Company's stock.


NOTE 11.     ADVISORY AGREEMENT

         Although the Company's Board of Directors is directly responsible for managing the affairs of the Company and for setting the policies which guide it, the day-to-day operations of the Company are performed by BCM, a contractual advisor under the supervision of the Company's Board of Directors. The duties of the advisor include, among other things, locating, investigating, evaluating and recommending real estate and mortgage loan investment and sales opportunities as well as financing and refinancing sources for the Company. BCM as advisor also serves as a consultant in connection with the Company's business plan and investment policy decisions made by the Company's Board of Directors.

         BCM has been providing advisory services to the Company since February 6, 1989. BCM is a company owned by a trust for the benefit of the children of Gene E. Phillips. Mr. Phillips served as Chairman of the Board and as a Director of the Company until November 16, 1992. Mr. Phillips also served as a director of BCM until December 22, 1989, and as Chief Executive Officer of BCM until September 1, 1992. Mr. Phillips serves as a representative of the trust for the benefit of his children that owns BCM and, in such capacity, has substantial contact with the management of BCM and input with respect to BCM's performance of advisory services to the Company. Ryan T. Phillips, a Director of the Company, is a director of BCM and a trustee of the trust that owns BCM. Oscar W. Cashwell, a Director of the Company, serves as Executive Vice President of BCM.

         The Advisory Agreement provides that BCM shall receive base compensation at the rate of 0.125% per month (1.5% on an annualized basis) of the Company's Average Invested Assets. On October 23, 1991, based on the recommendation of BCM, the Company's advisor, the Company's Board of Directors approved a reduction in BCM's base advisory fee by 50% effective October 1, 1991. This reduction remains in effect until the Company's earnings for the four preceding quarters equals or exceeds $1.00 per share.

         In addition to base compensation, the Advisory Agreement provides that BCM, or an affiliate of BCM, receive an acquisition fee for locating, leasing or purchasing real estate for the Company; a disposition fee for the sale of each equity investment in real estate; a loan arrangement fee; an incentive fee equal to 10% of net income for the year in excess of a 10% return on stockholders' equity, and 10% of the excess of net capital gains over net capital losses, if any; and a mortgage placement fee, on mortgage loans originated or purchased.

         The Advisory Agreement further provides that BCM shall bear the cost of certain expenses of its employees not directly identifiable to the Company's assets, liabilities, operations, business or financial affairs; and miscellaneous administrative expenses relating to the performance by BCM of its duties under the Advisory Agreement.

         If and to the extent that the Company shall request BCM, or any director, officer, partner or employee of BCM, to render services to the Company other than those required to be rendered by BCM under the Advisory Agreement, such additional services, if performed, will be compensated separately on terms agreed upon between such party and the Company from time to time. The Company has requested that BCM perform loan administration functions, and the Company and BCM have entered into a separate agreement, as described below.

         The Advisory Agreement automatically renews from year to year unless terminated in accordance with its terms. The Company's management believes that the terms of the Advisory Agreement are at least as fair as could be obtained from unaffiliated third parties.

         Since October 4, 1989, BCM has acted as loan administration/servicing agent for the Company, under an agreement terminable by either party upon thirty days' notice, under which BCM services the Company's mortgage notes and receives as compensation a monthly fee of .125% of the month-end outstanding principal balances of the mortgage notes serviced.


NOTE 12.     PROPERTY MANAGEMENT

         Since February 1, 1990, affiliates of BCM have provided property management services to the Company. Currently, Carmel Realty Services, Ltd. ("Carmel, Ltd.") provides property management services for a fee of 5% or less of the monthly gross rents collected on the properties under its management. Carmel, Ltd. subcontracts with other entities for the property-level management services to the Company at various rates. The general partner of Carmel,

Ltd. is BCM. The limited partners of Carmel, Ltd. are (i) Syntek West, Inc. ("SWI"), of which Mr. Phillips is the sole stockholder, (ii) Mr. Phillips and
(iii) a trust for the benefit of the children of Mr. Phillips. Carmel, Ltd. subcontracts the property-level management of the Company's hotels, shopping centers, one of its office buildings and the Denver Merchandise Mart to Carmel Realty, Inc. ("Carmel Realty"), which is a company owned by SWI. Carmel Realty is entitled to receive property and construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Carmel, Ltd.

NOTE 13.     ADVISORY FEES, PROPERTY MANAGEMENT FEES, ETC.

         Fees and cost reimbursements to BCM, the Company's advisor, and its affiliates were as follows:


                                    1995          1994         1993
                                    ----          ----         ----
Fees
    Advisory and mortgage
       servicing ............       $1,195       $1,242       $1,258
    Brokerage commissions ...          905          497          180
    Property and construction
       management and leasing
       commissions* .........        1,200          899          348
    Loan arrangement ........           95           25          102
                                    ------       ------       ------
                                    $3,395       $2,663       $1,888
                                    ======       ======       ======


Cost reimbursements .........       $  516       $  434       $  288
                                    ======       ======       ======

----------------

* Net of property management fees paid to subcontractors, other than Carmel Realty.


NOTE 14.      INCOME TAXES

         Financial statement income varies from taxable income, principally due to the accounting for income and losses of investees, gains and losses from asset sales, depreciation on owned properties, amortization of discounts on notes receivable and payable and the difference in the allowance for estimated losses. At December 31, 1995, the Company had a tax net operating loss carryforward of $17.3 million expiring through 2009.

         At December 31, 1995, the Company recognized a deferred tax benefit of $4.7 million due to tax deductions available to it in future years. However, due to, among other factors, the Company's inconsistent earnings history, the Company was unable to conclude that the future realization of such deferred tax benefit, which requires the generation of taxable income, was more likely than not. Accordingly, a valuation allowance for the entire amount of the deferred tax benefit has been recorded.

         The components of tax expense are as follows:

                           1995      1994      1993
                           ----      ----      ----
Income tax provision
  Current ..........       $ 2       $ 9       $11
                           ===       ===       ===

         A reconciliation of the federal statutory tax rate (34%) with the income tax provision in the Consolidated Statements of Operations is as follows:

                                      1995           1994            1993
                                      ----           ----            ----
Income tax at statutory rate        $(2,185)       $  (825)       $(1,450)
Carryforward of net operating
  loss income tax benefit ...         2,185            825          1,450
State income tax, net of
  federal benefit ...........             2              9             11
                                    -------        -------        -------
Income tax provision ........       $     2        $     9        $    11
                                    =======        =======        =======


NOTE 15.     EXTRAORDINARY GAIN

         In 1995, the Company recognized an extraordinary gain of $783,000 representing its equity share of TCI's extraordinary gain due to the early payoff of debt.

         In 1994, the Company recognized an extraordinary gain of $273,000 representing its equity share of TCI's extraordinary gain from the settlement of claims against it by a lender. The Company also recognized $50,000 from the forgiveness of a portion of a first mortgage due to the early payoff of the second mortgage.

         In 1993, the Company recognized an extraordinary gain of $3.4 million representing its equity share of NRLP's extraordinary gain of $9.0 million from its acquisition at a discount of certain of its mortgage debt. The Company also recognized an additional $443,000 from the forgiveness of a portion of a first mortgage from the early payoff of a second mortgage.


NOTE 16.     RENTS UNDER OPERATING LEASES

         The Company's operations include the leasing of office buildings and shopping centers. The leases thereon expire at various dates through 2006. The following is a schedule of minimum future rents on non-cancelable operating leases as of December 31, 1995:

         1996...............................         $     1,740
         1997...............................               1,450
         1998...............................               1,100
         1999...............................                 775
         2000...............................                 609
         Thereafter.........................               1,982
                                                     -----------
                                                     $     7,656
                                                     ===========

NOTE 17.     COMMITMENTS AND CONTINGENCIES

         The Company is involved in various lawsuits arising in the ordinary course of business. In the opinion of the Company's management the outcome of these lawsuits will not have a material impact on the Company's financial condition, results of operations or liquidity.

NOTE 18.     QUARTERLY RESULTS OF OPERATIONS

         The following is a tabulation of the Company's quarterly results of operations for the years 1995 and 1994:

                                                                   Three Months Ended
                                        ----------------------------------------------------------------------
   1995                                 March 31,            June 30,        September 30,        December 31,
----------                              ---------            --------        -------------        ------------
Revenue........................      $         6,080      $       5,552     $          7,06      $        4,254
Expense........................                8,200              9,010                7,93               8,294
                                     ---------------      -------------     ---------------      --------------
(Loss) before gain
     on sale of real estate
     and extraordinary gain....               (2,120)            (3,458)                (867)            (4,040)
Gain on sale of
     real estate...............                  924                 24                1,59               4,322
Extraordinary gain.............                  315                 12                  43                  25
                                     ---------------      -------------     ---------------      --------------
Net income (loss)..............      $          (881)     $      (3,422)    $          1,16      $          307
                                     ===============      =============     ===============      ==============

Earnings per share
Income (loss) before extra-
     ordinary gain.............      $          (.20)     $        (.59)    $            .13     $          .05
Extraordinary gain.............                  .05                  -                  .07                .01
                                     ---------------      -------------     ----------------     --------------
Net income (loss)..............      $          (.15)     $        (.59)    $            .20     $          .06
                                     ===============      =============     ================     ==============


     Expense includes equity in losses of investees of $1.3 million, $1.7 million, $1.4 million and $754,000 in the first, second, third and fourth quarters of 1995, respectively.

                                                                   Three Months Ended
                                        ----------------------------------------------------------------------
   1995                                 March 31,            June 30,        September 30,        December 31,
----------                              ---------            --------        -------------        ------------
Revenue........................      $         2,960      $       5,685     $         7,260     $        4,636
Expense........................                4,529              6,946               7,844              7,171
                                     ---------------      -------------     ---------------     --------------
(Loss) before gain on sale
     of real estate and extra-
     ordinary gain.............               (1,569)            (1,261)               (584)            (2,535)
Gain on sale of real estate....                  176                 57                 910              2,057
Extraordinary gain.............                   36                 14                 273                  -
                                     ---------------      -------------     ---------------     --------------
Net income (loss)..............      $        (1,357)     $      (1,190)    $           599     $         (478)
                                     ===============      =============     ===============     ==============

Earnings per share
(Loss) before extra-
     ordinary gain.............      $          (.23)     $        (.19)    $          (.05)    $         (.08)
Extraordinary gain.............                  .01                  -                 .05                  -
                                     ---------------      -------------     ---------------     --------------
Net income (loss)..............      $          (.22)     $        (.19)    $           .10     $         (.08)
                                     ===============      =============     ===============     ==============


         Expense includes equity in losses of investees of $527,000, $545,000, $1.0 million and $415,000 in the first, second, third and fourth quarters of 1994, respectively.

NOTE 19.     SUBSEQUENT EVENTS

         In March 1995, the Company modified and extended a loan from a financial institution with a principal balance of $7.8 million at December 31, 1995 and collateralized by a note receivable with principal balance of $17.1 million at such date. On February 5, 1996 the loan was refinanced for $12.0 million. The Company received net cash of $1.8 million from the refinancing after the payoff of the financial institution's debt and after making a $1.5 million paydown on the term loan secured by land in Las Colinas, Texas, in exchange for that lender's release of its second lien on such note receivable. The new loan bears interest at 15% per annum, requires monthly principal and interest payments of $152,000, and matures January 31, 1998. See NOTE 8. "NOTES AND INTEREST PAYABLE."

         In May 1995, the Company purchased 74.9 acres of partially developed land in Las Colinas, Texas, for $13.5 million. See NOTE 14. "REAL ESTATE." In March 1996, the Company sold 2.3 acres for $961,000 in cash, the net sales proceeds of $891,000 were used to paydown the term loan. Also in March 1996, the Company entered into a contract to sell an additional 2.2 acres for $923,000 in cash. This sale is scheduled to close in April 1996.

         In October 1995, the Company purchased an additional tract of 92.6 acres of partially developed land in Las Colinas, Texas. On February 13, 1996, the Company entered into a contract to sell 72.5 of the 92.6 acres for $12.9 million in cash. The contract calls for the sale to close in two phases. The first phase is to close on or before May 23, 1996 but may be extended to July 24, 1996, and the second phase is to close on or before December 31, 1996.

                          AMERICAN REALTY TRUST, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                             September 30,    December 31,
                                                                1996             1995
                                                             ---------        ---------
                                                                (dollars in thousands)
                              Assets
Notes and interest receivable
Performing ...........................................       $  51,392        $  51,840
Nonperforming, nonaccruing ...........................           1,827            1,827
                                                             ---------        ---------
                                                                53,219           53,667

Less - allowance for estimated losses ................          (3,926)          (3,926)
                                                             ---------        ---------
                                                                49,293           49,741
Real estate held for sale, net of accumulated
   depreciation ($5,098 in 1996 and 1995) ............          60,403           32,627

Less - allowance for estimated losses ................          (3,328)          (3,328)
                                                             ---------        ---------
                                                                57,075           29,299

Real estate held for investment, net of accumulated
   depreciation ($3,678 in 1996 and $2,646 in 1995) ..          31,924           30,125

Marketable equity securities, at market value ........           1,947            2,093
Cash and cash equivalents ............................           1,097            1,054
Investments in equity investees ......................          54,335           41,072
Other assets (including $2,964 in 1996 from affiliate)           9,454            8,649
                                                             ---------        ---------

                                                             $ 205,125        $ 162,033
                                                             =========        =========

                          AMERICAN REALTY TRUST, INC.
                     CONSOLIDATED BALANCE SHEET - CONTINUED



                                                               September 30,    December 31,
                                                                   1996              1995
                                                                 ---------        ---------
                                                                    (dollars in thousands)
               Liabilities and Stockholders' Equity
Liabilities
Notes and interest payable ................................       $ 107,613        $  61,163
Margin borrowings .........................................          36,843           34,017
Accounts payable and other liabilities (including $123 in
   1996 and $4,584 in 1995 to affiliate) ..................           7,640           12,698
                                                                  ---------        ---------

                                                                    152,096          107,878

Minority interest .........................................           1,097            1,097


Commitments and contingencies


Stockholders' equity
Preferred stock, authorized 20,000,000 shares,
   issued and outstanding
     4,000 shares Series B, 10% cumulative, $2.00
        par value .........................................                               --
      15,489 shares Series C, 10% cumulative, $2.00
        par value .........................................              31               --
Common stock, $.01 par value, authorized 16,667,000 shares,
   6,739,540 shares in 1996 and 5,858,328 in 1995 issued ..              68               59
Paid-in capital ...........................................          68,623           66,719
Accumulated (deficit) .....................................         (16,795)         (13,720)
Treasury stock at cost, 282,352 shares ....................              (3)              --
                                                                  ---------        ---------

                                                                     51,932           53,058
                                                                  ---------        ---------
                                                                  $ 205,125        $ 162,033
                                                                  =========        =========

                          AMERICAN REALTY TRUST, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                                         For the Three Months Ended         For the Nine Months Ended
                                                                September 30,                     September 30,
                                                            1996             1995            1996              1995
                                                            ----             ----            ----              ----
Revenues
Rents...............................................  $     5,339      $    5,154       $   14,733       $    14,245
Interest............................................        1,143           1,173            3,416             3,753
Other...............................................          824             739            1,293               700
                                                      -----------      ----------       ----------       -----------
                                                            7,306           7,066           19,442            18,698

Expenses                                                                                     5,339
Property operations.................................        3,600           3,004           11,166            10,216
Interest............................................        4,240           2,393           10,656             6,149
Advisory and servicing fees to affiliate............          392             328            1,093               871
General and administrative                                    618             382            1,855             1,609
Depreciation and amortization.......................          429             416            1,319             1,258
Equity in losses of investees.......................          702           1,410            3,122             4,369
Minority interest...................................            -               -                -               671
                                                      -----------      ----------       ----------       -----------
                                                            9,981           7,933           29,211            25,143
                                                      -----------      ----------       ----------       -----------

(Loss) before gain on sale of real estate and
extraordinary gain..................................       <2,675>           <867>          <9,769>           <6,445>
Gain on sale of real estate.........................        3,324           1,596            7,799             2,544
                                                      -----------      ----------       ----------       -----------

Income (Loss) before extraordinary gain.............          649             729           <1,970>           <3,901>
Extraordinary gain..................................          121             431              381               758
                                                      -----------      ----------       ----------       -----------
Net income (Loss)...................................          770           1,160           <1,589>           <3,143>

Preferred dividend requirement                                <48>              -              <65>                -
                                                      -----------      ----------       ----------       -----------
Net income (Loss) applicable to Common
shares..............................................  $       722      $    1,160       $    1,654>      $    <3,143>
                                                      ===========      ==========       ==========       ===========

Earnings per share
Income (Loss) before extraordinary gain.............  $       .09      $      .13       $     <.32>      $      <.67>
Extraordinary gain..................................          .02             .07              .06               .13
                                                      -----------      ----------       ----------       -----------
Net income (Loss) applicable to Common
shares..............................................  $       .11      $      .20       $     <.26>      $      <.54>
                                                      ===========      ==========       ==========       ===========

Weighted average Common shares used in
computing earnings per share........................    6,596,074       5,858,328        6,357,447         5,858,328
                                                      ===========      ==========       ==========       ===========

                          AMERICAN REALTY TRUST, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  For the Nine Months Ended September 30, 1996


                                     Series B        Series C       Common     Treasury     Paid-in     Accumulated   Stockholders'
                                  Preferred Stock  Preferred Stock   Stock       Stock      Capital      (Deficit)       Equity
                                  ---------------  ---------------   -----       -----      -------      ---------       ------
                                                                   (dollars in thousands)
Balance, January 1, 1996......    $     -          $      -       $     59     $      -   $  66,719   $   (13,720)      $  53,058
Common Stock issued...........          -                 -              9            -          (9)            -               -
Series B Preferred Stock
issued........................          8                 -              -            -         392             -             400
Series C Preferred Stock
issued........................          -                30              -            -       1,470             -           1,500
Common Stock cash
dividend                                -                 -              -            -           -        (1,320)         (1,320)
   ($.20 per share)...........
Redemption of share
   purchase rights ($.015
   per right per share).......          -                 -              -            -           -          (101)           (101)
Series B Preferred Stock
   cash dividend
   ($3.96 per share)                    -                 -              -            -           -           (16)            (16)
Series C Preferred Stock
   stock dividend.............          -                 1              -            -          48           (49)              -
Treasury stock, at cost.......          -                 -              -           (3)          3             -               -
Net (Loss)....................          -                 -              -            -           -         (1,589)         (1,589)
                                  -------          --------       --------     ---------   ---------    --- ------       ---------
Balance, September 30,
   1996.......................    $     8            $     31       $     68     $     (3)  $  68,623    $  (16,795)      $  51,932
                                  =======            ========       ========     =========  =========    ===========      =========

The accompanying notes are an integral part of these Consolidated Financial Statements.

                          AMERICAN REALTY TRUST, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                          For the Nine Months
                                                          Ended September 30,
                                                          -------------------
                                                         1996            1995
                                                        --------        --------
                                                         (dollars in thousands
Cash Flows From Operating Activities
    Rents collected .............................       $ 14,760        $ 15,228
    Interest and dividends collected ............          3,197           4,579
    Distributions received from equity investees'
      operating cash flow .......................          8,626           1,219
Payments for property operations ................        (11,628)        (11,220)
Interest paid ...................................         (5,881)         (6,154)
Advisory and servicing fees paid to affiliate ...         (1,093)           (871)
General and administrative expenses paid ........         (2,169)         (1,626)
Other ...........................................            417             191
                                                        --------        --------

    Net cash provided by operating activities ...          6,229           1,346


Cash Flows From Investing Activities
    Collections on notes receivable .............            640           1,423
    Notes receivable funded .....................           (100)           (430)
    Proceeds from sale of real estate ...........          6,740          12,312
    Proceeds from sale of marketable equity
      securities ................................         22,564          11,307
    Purchases of marketable equity securities ...        (21,271)        (13,832)
    Investment in equity investees ..............        (14,219)         (6,794)
    Purchases of real estate ....................         (5,658)        (14,076)
    Earnest money deposits ......................           (526)           --
    Real estate improvements ....................         (1,901)         (1,827)
                                                        --------        --------

      Net cash used in) investing activities ....        (13,731)        (11,917)


Cash Flows From Financing Activities
    Proceeds from notes payable .................         48,153          23,700
    Payments on notes payable ...................        (29,486)        (17,840)
    Deferred borrowing costs ....................         (3,019)         (1,200)
    Net repayment of advances from affiliates ...         (7,530)            (23)
    Margin borrowings, net ......................            464           6,896
    Proceeds from issuance of Series B preferred
      stock .....................................            400            --
    Deferred borrowing costs ....................         (3,019)         (1,200)
    Net repayment of advances from affiliates ...         (7,530)            (23)
    Margin borrowings, net ......................            464           6,896
    Proceeds from issuance of Series B preferred
      stock .....................................            400            --

    Distributions to Stockholders ...............         (1,437)           --
                                                        --------        --------

                 AMERICAN REALTY TRUST, INC.

                                                             For the Nine Months
                                                             Ended September 30,
                                                             1996            1995
                                                           --------        --------
                                                            (dollars in thousands

      Net cash provided by financing activities ....          7,545          11,533

      Net increase in cash and cash equivalents ....             43             962

Cash and cash equivalents, beginning of period .....          1,054             193
                                                           --------        --------

Cash and cash equivalents, end of period ...........       $  1,097        $  1,155
                                                           ========        ========

Reconciliation of net (Loss) to net cash provided
    by operating activities
    Net (Loss) .....................................       $ (1,589)       $ (3,143)
    Adjustments to reconcile net (Loss) to net cash
      provided by operating activities
      Extraordinary gain ...........................           (381)           (758)
      Depreciation and amortization ................          1,319           1,258
      Gain on sale of real estate ..................         (7,799)         (2,544)
      Distributions from equity investees' operating
         cash flow .................................          8,626           1,219
      Equity in losses of investees ................          3,122           4,369
      Unrealized (gain) loss on marketable equity
         securities ................................           (598)            408
      (Increase) decrease in interest receivable ...            (93)             64
      Decrease in other assets .....................          2,151             955
      Increase (decrease) in interest payable ......            844            (173)
      (Decrease) in accounts payable and
         other liabilities .........................           (131)           (475)
      Other ........................................            758             166
                                                           --------        --------

         Net cash provided by operating activities .       $  6,229        $  1,346
                                                           ========        ========


Schedule of noncash financing activities

Issuance of 15,489 shares of Series C Preferred
    Stock with a liquidation value of $1.5 million .       $     31        $   --

                          AMERICAN REALTY TRUST, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.       BASIS OF PRESENTATION

         The accompanying Consolidated Financial Statements of American Realty Trust, Inc. and consolidated entities (the "Company") have been prepared in conformity with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Operating results for the nine month period ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

         Certain balances for 1995 have been reclassified to conform to the 1996 presentation. Shares and per share data have been restated for the two for one forward share split effected January 2, 1996.

NOTE 2.       SYNTEK ASSET MANAGEMENT, L.P.

         In August 1996, the Company purchased a pool of assets from Southmark Corporation ("Southmark") for $3.1 million. See NOTE 4. "REAL ESTATE." Included in the asset pool was Southmark's 19.2% limited partnership interest in Syntek Asset Management, L.P. ("SAMLP") . Such purchase increased the Company's limited partner interest in SAMLP from 76.8% to 96%. SAMLP is the general partner of National Realty, L.P. ("NRLP") and National Operating, L.P. ("NOLP"), the operating partnership of NRLP. Gene E. Phillips, a Director and Chairman of the Board of the Company until November 16, 1992, is a general partner of SAMLP, and until March 4, 1994, William S. Friedman, a Director and President of the Company until December 31, 1992, was also general partner of SAMLP.

         NRLP, SAMLP and Messrs. Phillips and Friedman were among the defendants in a class action lawsuit arising from the formation of NRLP. An agreement settling such lawsuit for the above- mentioned defendants became effective on July 5, 1990. The settlement agreement provided for, among other things, the appointment of an NRLP oversight committee; the establishment of specified annually increasing targets for five years relating to the price of NRLP's units of limited partner interest; a limitation and deferral or waiver of NRLP's reimbursement to SAMLP of certain future salary costs; a deferral or waiver of certain future compensation to SAMLP; the required distribution to unitholders of all of NRLP's cash from operations in excess of certain renovation costs unless the NRLP oversight committee approves alternative uses for such cash from operations; the issuance of unit purchase warrants to members of the plaintiff class; and the contribution by the then individual general partners of $2.5 million to NRLP over a four-year period. In accordance with the indemnification provisions of SAMLP's agreement of limited partnership, SAMLP agreed to indemnify Messrs. Phillips and Friedman, the individual general partners, at the time, of SAMLP, for the $2.5 million payment to NRLP. The final annual installment of principal and interest was paid by SAMLP in May 1994.

         The settlement agreement provides for the resignation and replacement of SAMLP as general partner if the unit price targets are not met for two consecutive anniversary dates. NRLP did not meet the unit price targets for the first and second anniversary dates. On July 8, 1992, SAMLP notified the NRLP oversight committee of the failure of NRLP to meet the unit price targets for two successive years and that it expects to resign as general partner of NRLP and NOLP.

         The withdrawal of SAMLP as general partner would require NRLP to purchase SAMLP's general partner interest (the "Redeemable General Partner Interest") at its then fair value, and to pay certain fees and other compensation as provided in the partnership agreement. Syntek Asset Management, Inc. ("SAMI") , the managing general partner of SAMLP, has calculated the fair value of such Redeemable General Partner Interest to be $36.2 million at September 30, 1996, before reduction for the principal balance ($4.2 million at September 30, 1996) and accrued interest ($5.9 million at September 30, 1996) on the note receivable from SAMLP for its original capital contribution to the partnership.

         In January 1995, NRLP, SAMLP and the NRLP oversight committee executed an Implementation Agreement which provides for the nomination of a successor general partner to succeed SAMLP and for the resolution of all related matters under the class action settlement. On February 20, 1996, the parties to the Implementation Agreement executed an Amended and Restated Implementation Agreement.

         Provided that the successor general partner is elected pursuant to the terms of the amended and restated Implementation Agreement, SAMLP shall receive $12,471,500 from NRLP. This amount represents a compromise settlement of the net amounts owed by NRLP to SAMLP upon SAMLP's withdrawal as general partner and any amounts which SAMLP and its affiliates may owe to NRLP. This amount shall be paid to SAMLP pursuant to a promissory note in accordance with the terms set forth in the Amended and Restated Implementation Agreement.

         The Amended and Restated Implementation Agreement has been submitted to the Judge appointed to supervise the class action settlement (the "Supervising Judge") for tentative approval and approval of the notice to be sent to the original class members. On September 23, 1996, the Supervising Judge entered an order granting tentative approval of the Amended and Restated Implementation Agreement and the form of notice. However, the order reserved jurisdiction to determine other matters which must be resolved prior to final approval. Upon final approval by the Supervising Judge, the proposal to elect the successor general partner will be submitted to the NRLP unitholders for a vote. In addition, the unitholders will vote upon amendments to NRLP's partnership agreement which relate to the proposed compensation of the successor general partner and other related matters.

         The Amended and Restated Implementation Agreement provides that SAMLP, and its affiliates owning units in NRLP, shall not vote to remove the successor general partner, except for removal with cause, for a period of 36 months from the date the successor general partner takes office.

         Upon approval by NRLP's unitholders, SAMLP shall resign as general partner of NRLP and NOLP and the successor general partner shall take office. If the required approvals are obtained, it is anticipated that the successor general partner may be elected and take office during the first quarter of 1997.

         Upon the election and taking office of the successor general partner, the class action settlement and the NRLP oversight committee shall be terminated. If the successor general partner nominee is not elected, the existing settlement shall remain in full force and effect and all of the provisions of the Amended and Restated Implementation Agreement shall be voided, including the compromise settlement referred to above.

         On September 3, 1996, Joseph B. Moorman filed a Motion for Orders Compelling Enforcement of the Moorman Settlement Agreement, Appointment of a Receiver and Collateral Relief with the Superior Court of California in and for the County of San Mateo. The motion alleges that the settling defendants had failed or refused to perform their obligations under the Moorman Settlement Agreement. The motion requested that SAMLP be removed as general partner and a receiver be appointed to manage the Partnership. The motion also requested that the Company be ordered to deliver to the court all NRLP units which had been purchased by the Company since August 7, 1991. A hearing was held on this motion on October 4, 1996, and the court took the matter under submission. No ruling has been made on this matter.

NOTE 3.       NOTES AND INTEREST RECEIVABLE

         February 1996, the Company refinanced the $7.8 million of debt collateralized by a mortgage note receivable with a balance of $18.3 million at September 30, 1996, which is secured by the Las Vegas Shopping Center in Las Vegas, Nevada, for $12.0 million. The Company received net refinancing proceeds of $2.3 million after the payoff of the existing debt, payment of closing costs associated with the refinancing and making a $1.5 million paydown on the term loan secured by land in Las Colinas, in exchange for that lender's release of its participation interest in the note receivable. The new loan bears interest at 15% per annum, requires monthly principal and interest payments of $152,000 and matures February 6, 1998. The Company paid Basic Capital Management, Inc. ("BCM"), the Company's advisor, a mortgage brokerage and equity refinancing fee of $120,000 based upon the $12.0 million refinancing.

         In August 1990, the Company foreclosed on its fourth lien note receivable secured by the Continental Hotel and Casino in Las Vegas Nevada. The Company acquired the hotel and casino property at foreclosure subject to first and second lien mortgages totaling $10.0 million and a disputed third-lien mortgage. In June 1992, the Company sold the hotel and casino to the third lien-holder accepting as partial payment a $22.0 million wraparound mortgage note receivable. The Company's wraparound mortgage note receivable had a principal balance of $22.7 million at September 30, 1996.

         In April 1996, the underlying liens relating to this wraparound mortgage note receivable were refinanced for $16.8 million. The Company received net cash of $11.2 million after the payoff of the two underlying liens then totaling $2.9 million, the payment of various closing costs associated with the refinancing and making a $1.4 million paydown on the term loan secured by land in Las Colinas, Texas, in exchange for that lender's release of its participation interest in the wraparound note receivable. Such paydown was credited against the term loan payments that would have otherwise been due in May and November 1996. The new loan bears interest at 16.5% per annum, requires monthly interest only payments at a rate of 12.5% with the remaining 4% being deferred and added to principal. The loan matures April 16, 1998. The Company paid BCM a mortgage brokerage and equity refinancing fee of $168,000 based upon the $16.8 million refinancing.

         At September 30, 1996, the Company held a mortgage note receivable secured by a third lien on a commercial property in South Carolina and personal guaranties of several individuals. The borrower had failed to make the required payments of principal and interest since December 1, 1994. The Company accelerated the note and instituted foreclosure proceedings, as well as actions against the guarantors of the note. Effective September 1, 1995, the note was extended to September 1, 1996, requiring a $68,000 principal reduction payment with the monthly interest, quarterly principal payments and all other terms remaining the same. The Company received $43,000 of the required principal reduction payment in 1995 and received the remaining $25,000 in 1996 as well as the required first and second quarterly principal reduction payments totaling $50,000. The Company and the borrower again agreed to extend the mortgage note receivable's maturity date to September 1, 1997. The extension required an additional $90,000 principal reduction payment payable in three equal monthly installments beginning November 1, 1996. The monthly interest, quarterly principal reduction payments of $25,000 and all other terms remain the same. The first $25,000 quarterly principal reduction payment is due December 1, 1996. The principal balance of the note was $179,000 at September 30, 1996 and the note is performing in accordance with its amended terms.

         In May 1996, the Company funded a $100,000 second lien mortgage secured by a single-family residence in Oklahoma City, Oklahoma. The mortgage note receivable bears interest at 10% per annum with the principal and accrued but unpaid interest being payable in a single installment on demand. The mortgage note receivable matures June 1, 1998.

         The borrower on a $1.7 million first-lien mortgage note receivable secured by land in Osceola, Florida, failed to pay the note on its November 1, 1993 maturity. The Company instituted foreclosure proceedings and was awarded summary judgment in January 1994. During 1994 and 1995, the borrower paid the Company a total of $270,000 in nonrefundable fees to delay foreclosure of the property until April 24, 1995. On April 21, 1995, the borrower filed for bankruptcy protection. In July 1995, the Company filed a motion with the bankruptcy court to lift the court's stay and allow the Company to proceed with foreclosure. In September 1995, the bankruptcy court denied the Company's motion to lift stay and the borrower was allowed to file a plan of reorganization. The bankruptcy court set a hearing date of May 15, 1996 for confirmation of the borrower's plan of reorganization. The borrower failed to present a confirmable plan of reorganization and the bankruptcy court converted the bankruptcy proceeding to a Chapter 7 liquidation proceeding. On August 24, 1996, the bankruptcy court's stay was lifted allowing the Company to proceed with foreclosure. The Company expects to receive title to the property in December 1996. The note had a principal balance of $1.6 million at September 30, 1996. The Company does not expect to incur any loss resulting from foreclosing on the collateral property, as its estimated fair value, less costs of sale, exceeds the carrying value of the note.

NOTE 4.       REAL ESTATE

         In March 1996, the Company sold 2.3 acres of the 74.9 acre Las Colinas land parcel for $961,000 in cash. In accordance with the provisions of the term loan secured by such parcel, the Company applied the net proceeds of the sale, $891,000, to pay down the term loan, $400,000 being applied to pay off the remaining balance owing on the $3.0 million principal payment due March 31, 1996, with the remaining $491,000 being applied against the principal payment of $1.5 million otherwise due in May 1996. The Company recognized a gain of $538,000 on the sale.

         In May 1996, the Company sold an additional 2.3 acres of the 74.9 acre Las Colinas land parcel for $941,000 in cash. The Company applied the net proceeds of the sale of $864,000 to paydown the term loan secured by such parcel in accordance with provisions of the loan. The net proceeds were applied toward the $3.0 million principal payment otherwise due in November 1996. The Company recognized a gain of $538,000 on the sale. At September 30, 1996, 63.4 acres remained to be sold.

         Also in May 1996, the Company purchased a 2,271 square foot single family residence in Dallas, Texas for $266,000 in cash. In August 1996, the Company financed the residence for $173,000. The Company received net financing proceeds of $168,000 after the payment of various closing costs associated with the financing. The loan bears interest at the prime rate plus 1%, currently 9.25% per annum, requires monthly principal and interest payments of $2,000 and matures August 16, 2008.

         In June 1996, the Company purchased 442 acres of partially developed land in Denver, Colorado for $8.5 million. In connection with the acquisition, the Company obtained purchase money financing for $7.5 million and issued 15,000 shares of the Company's Series C 10% cumulative preferred stock with an aggregate liquidation value of $1.5 million. See NOTE 11. "PREFERRED STOCK." The excess financing proceeds of $500,000 were applied to the various closing costs associated with the acquisition in addition to $272,000 of such costs which the Company paid in cash. The loan bears interest at 15% per annum, requires monthly interest only payments at a rate of 12% with the remaining 3% being deferred and added to the principal balance of the loan. The principal balance, accrued and unpaid interest and a $600,000 "maturity fee" is due at maturity on June 1, 1998. The Company paid a real estate brokerage commission of $255,000 to Carmel Realty, Inc. ("Carmel Realty"), an affiliate of BCM, the Company's advisor, based on the $8.5 million purchase price.

         Also in June 1996, the Company sold for $120,000 in cash a tract of land in Midland, Michigan that was leased under a long-term land lease. The Company recognized a gain of $44,000 on the sale.

         In October 1995, the Company purchased a 92.6 acre tract of partially developed land in Las Colinas, Texas. In February 1996, the Company entered into a contract to sell 72.5 acres for $12.9 million in cash. The contract calls for the sale to close in two phases. The first phase closed in July 1996, as discussed below, and the second phase is to close on or before December 31, 1996.

         In July 1996, the Company completed the first phase sale of 32.3 acres of the 72.5 acres for $4.9 million in cash. The Company applied the net proceeds of the sale, $4.7 million, to paydown the term loan, in accordance with its terms, in exchange for that lenders, release of its collateral interest in the 32.3 acres sold. The Company recognized a gain of $2.0 million on such sale.

         Also in July 1996, the Company purchased 568 acres of partially developed land in Houston, Texas for $6.2 million. The Company paid $451,000 in cash and obtained seller mortgage financing for $5 7 million. The loan bears interest at 9% per annum, requires a $500,000 principal and interest payment on November 1, 1996 and quarterly principal and interest payments of $145,000 thereafter. The Company made the November 1, 1996 principal and interest payment. The loan matures August 1, 1998. The Company paid a real estate brokerage commission of $187,000 to Carmel Realty based on the $6.2 million purchase price. In September 1996, the Company entered into a contract to sell the land for a price in excess of the land's purchase price and carrying and estimated selling costs. The sale, should it be consummated, would close on December 1, 1997.

         In August 1996, the Company purchased a pool of assets for $3.1 million from Southmark, consisting of a total of 151 acres of raw land in California, Indiana and Idaho, various percentage interests, ranging from 15% to 45%, in five partnerships and trusts that hold an unsecured note receivable with a principal balance of $3.4 million and Southmark's 19.2% limited partnership interest in SAMLP. See NOTE 2. "SYNTEK ASSET MANAGEMENT, L.P." To complete the acquisition, the Company borrowed an additional $3.0 million from the lender whose term loan is secured by the Company's 63.4 acres of land in Las Colinas, Texas. The term loan was amended to increase the loan amount from $10.9 million to $13.9 million. The $3.0 million advance is secured by the 122 acres of raw land purchased in California and the 19.2% limited partnership interest in SAMLP.

         Also in August 1996, the Company purchased 280 acres of partially developed land in Dallas County, Texas for $13.5 million. The Company paid $3.8 million in cash and borrowed the remaining $9.7 million as the third advance under the term loan from the lender discussed above. The term loan was again amended increasing the term loan amount from $13.9 million to $19.5 million with an additional $4.0 million being loaned on an overline advance note. The amendment also changed the principal reduction payments to $2.0 million in November 1996 and $3.0 million on the last day of December 1996, March 1997, June 1997, September 1997 and January 1998, and adds 240 acres of the 280 acres of the land purchased as additional collateral on the term loan. All other terms of the term loan remained unchanged. The Company paid a real estate brokerage commission of $406,000 to Carmel Realty based on the $13.5 million purchase price.

         In 1991, the Company purchased all of the capital stock of a corporation which owned 198 developed residential lots in Fort Worth, Texas. Through December 31, 1995, 176 of the residential lots had been sold. During 1996, 12 additional lots have been sold for an aggregate gain of $24,000. At September 30, 1996, 10 lots remained to be sold.

NOTE 5.       INVESTMENT IN REAL ESTATE ENTITIES

         The Company's investment in real estate entities at September 30, 1996, includes (i) equity securities of three publicly traded real estate investment trusts (collectively the "REITs"), Continental Mortgage and Equity Trust ("CMET") , Income Opportunity Realty Investors, Inc., formerly Income opportunity Realty Trust (collectively "IORI") and Transcontinental Realty Investors, Inc. ("TCI"), (ii) units of limited partner interest of NRLP, (iii) a general partnership interest in NRLP and NOLP, the operating partnership of NRLP, through the Company's 96% limited partner interest in SAMLP and (iv) interests in real estate joint venture partnerships. BCM, the Company's advisor, serves as advisor to the REITs, and performs certain administrative and management functions for NRLP and NOLP on behalf of SAMLP.

         The Company accounts for its investment in the REITs, NRLP and the joint venture partnerships under the equity method. The Company continues to account for its investment in NRLP under the equity method due to the pending resignation of SAMLP as general partner of NRLP. See NOTE 2. "SYNTEK ASSET MANAGEMENT, L.P." Substantially all of the Company's equity securities of the REITs and NRLP are pledged as collateral for borrowings.
See NOTE 9.  "MARGIN BORROWINGS."

         The Company's investment in real estate entities, accounted for using the equity method, at September 30, 1996 was as follows:

                                                                             Equivalent
                                Percentage               Carrying                  Investee
                               of the Company's            Value of                 Book Value              Market Value
                                Ownership at            Investment at                  at                of Investment at
     Investee                September 30, 1996      September 30, 1996        September 30, 1996        September 3, 1996
     --------                ------------------      ------------------        ------------------        -----------------

NRLP ......................         52.9%                 $10,682                    $      *               $41,865
CMET ......................         39.0                   14,617                      31,745                17,564
IORI ......................         28.9                    2,765                       6,247                 4,503
TCI .......................         29.6                    6,420                      23,762                11,758
                                                          -------                                           -------
                                                           34,484                                           $75,690
                                                                                                            =======
General partner interest in
   NRLP and NOLP ..........                                 8,847
Other equity investees ....                                11,004
                                                          $54,335
                                                          =======

--------------------

* At September 30, 1996, NRLP reported a deficit partners, capital. The Company's share of NRLP's revaluation equity at December 31, 1995, was $161.5 million. Revaluation equity is defined as the difference between the appraised value of the partnership's real estate, adjusted to reflect the partnership's estimate of disposition costs, and the amount of the mortgage notes payable and accrued interest encumbering such property as reported in NRLP's Annual Report on Form 10-K for the year ended December 31, 1995.

         The difference between the carrying value of the Company's investment and the equivalent investee book value is being amortized over the life of the properties held by each investee.

         The Company's management continues to believe that the market value of each of the REITs and NRLP undervalues their assets and the Company may, therefore, continue to increase its ownership in these entities in 1996.

         Set forth below is summarized results of operations for the Company's equity investees for the nine months ended September 30, 1996:

         Equity investees owned over 50%:

         Revenues ..................     $  93,669
         Property operating expenses       (60,760)
         Depreciation ..............        (8,087)
         Interest expense ..........       (26,019)
                                         ---------
         Net (Loss) ................     $  (1,197)
                                         =========

         The Company's share of over 50% owned equity investees' losses was $181,000 for the nine months ended September 30, 1996.

         Equity investees owned less than 50%:

         Revenues ......................................................... $ 75,110
         Equity in (Loss) of partnerships .................................      246)
         Property operating expenses ......................................  (51,770)
         Depreciation .....................................................  (10,647)
         Interest expense .................................................  (22,337)
         Provision for loss ...............................................     (759)
                                                                            --------
         (Loss) before gains on sale of real estate and extraordinary gains .........................................................  (10,649)
         Gain on sale of real estate ......................................   11,410
         Extraordinary gain ...............................................    1,068
                                                                              --------
         Net income........................................................  $  1,829
                                                                             ========

         The Company's share of less than 50% owned equity investees, loss before gain on sale of real estate and extraordinary gains was $2.9 million for the nine months ended September 30, 1996. The Company's share of equity investees gains on sale of real estate and extraordinary gains was $4.6 million and $381,000, respectively, for the nine months ended September 30, 1996.

         The Company's cash flow from the REITs and NRLP is dependent on the ability of each of the entities to make distributions. In the first nine months of 1996, the Company received aggregate distributions of $8.6 million from the REITs and NRLP.

         In the first nine months of 1996, the Company purchased a total of $944,000 of equity securities of the REITs and NRLP.

         IORI was scheduled to begin liquidation of its assets prior to October 24, 1996. However, on March 15, 1996, IORI's stockholders approved a proposal to convert IORI from a finite life business trust to a perpetual life corporation.

         In April 1996, the Company purchased a 28% general partner interest in Campbell Center Associates, Ltd. which in turn has a 56.25% interest in Campbell Centre I, which owns a 413,175 square foot office building in Dallas, Texas. The purchase price of the general partner interest was $550,000 in cash and a $500,000 note, which bears interest at 8% per annum, requires monthly interest only payments commencing in April 1997 and matures April 2000.

         In July 1996, a newly formed limited partnership, of which the Company is 1% general partner, purchased 580 acres of land in Collin County, Texas for $5.7 million in cash. The Company paid $100,000 in cash with the remaining $5.6 million being contributed by the limited partner. The partnership agreement designates the Company as the managing general partner. The Partnership agreement also provides that the limited partner receive a 12% preferred cumulative return on its investment before any sharing of partnership profits.

         In January 1992, the Company entered into a partnership agreement with an entity affiliated with the owner, at the time, of in excess of 14% of the Company's outstanding shares of Common Stock, to acquire 287 developed residential lots adjacent to the Company's other residential lots in Fort Worth, Texas. The partnership agreement designates the Company as managing general partner. The partnership agreement also provides each of the partners with a guaranteed 10% return on their respective investments. Through December 31, 1995, 132 residential lots had been sold. In the first nine months of 1996 an additional 48 lots were sold. At September 30, 1996, 107 lots remained to be sold. For the nine months ended September 30, 1996, each partner had received $135,000 in return of capital distributions and $161,000 in profit distributions from the partnership.

NOTE 6.       OTHER EQUITY INVESTMENTS

         In April 1996, a newly formed wholly-owned subsidiary of the Company purchased for $10.7 million in cash 80% of the common stock of an entity which in turn had acquired 26 operating pizza parlors in various communities in California's San Joaquin Valley. Concurrent with the purchase, the Company granted to an individual an option to purchase 36.25% of the Company's subsidiary at any time for the Company's net investment in such subsidiary. Additionally, the Company is in negotiations with underwriters to take such subsidiary public by the first quarter of 1997. Accordingly, the Company believes its control of such subsidiary is temporary and therefore accounts for such subsidiary under the equity method.

NOTE 7.       MARKETABLE EQUITY SECURITIES - TRADING PORTFOLIO

         In the first quarter of 1994, the Company began purchasing equity securities of entities other than those of the REITs and NRLP to diversify and increase the liquidity of its margin accounts. In the first nine months of 1996, the Company purchased $21.3 million and sold $22.6 million of such securities. These equity securities are considered a trading portfolio and are carried at market value. At September 30, 1996, the Company recognized an unrealized increase in the market value of its trading portfolio securities of $598,000. Also in the first nine months of 1996, the Company realized a net loss of $5, 000 from the sale of trading portfolio securities and received $200,000 in dividends. Unrealized and realized gains and losses on trading portfolio securities are included in other income in the accompanying Consolidated Statements of Operations.

NOTE 8.       NOTES AND INTEREST PAYABLE

         In April 1996, the Company refinanced the $5.1 million first and second lien debt related to the Denver Merchandise Mart in Denver, Colorado for $15.0 million. The new loan is secured by a first lien mortgage against the Denver Merchandise Mart and a pledge of 632,000 newly issued shares of the Company's common stock. See NOTE 10. "COMMON STOCK." The Company received net refinancing proceeds of $7.8 million after the payoff of the first and second lien debt, purchasing the ground lease on Denver Merchandise Mart for $678,000 and payment of various closing costs associated with the refinancing. The new loan bears interest at the prime rate plus 2.25%, currently 10.5% per annum, requires monthly principal and interest payments of $142,000 and matures October 31, 1997. The Company paid BCM a mortgage brokerage and equity refinancing fee of $150,000 based upon the $15.0 million refinancing.

         In August 1996, the Company refinanced the $2.4 million first lien mortgage secured by the Rosedale Towers Office Building in Roseville, Minnesota for $2.8 million. The Company received net refinancing proceeds of $154,000 after the payoff of the existing mortgage debt and payment of various closing costs associated with the refinancing. The Company also received 282,352 shares of Common Stock of the Company that it had pledged as additional collateral on the refinanced mortgage debt. Such shares are held as treasury stock by the Company. The new loan bears interest at 9.05% per annum, requires monthly principal and interest payments of $24,000 and matures August 16, 2006. The Company paid BCM a mortgage brokerage and equity refinancing fee of $28,000 based upon the $2.8 million refinancing.

         Also in August 1996, the Company financed the Inn at the Mart in Denver, Colorado for $2.0 million to facilitate renovation of the property. The Company received net financing proceeds of $890,000 after the payment of various closing costs associated with the financing and a $1.1 million renovation holdback. The Company expects the lender to advance the $1.1 million renovation holdback by December 1996. The new loan bears interest at the prime rate plus 2.25%., currently 10.50% per annum and requires monthly interest only payments through February 1, 1998. Commencing March 1, 1998, monthly payments of interest plus a $3,000 principal paydown are required until maturity on September 1, 2001. The Company paid BCM a mortgage brokerage and equity refinancing fee of $9,500 based upon the $2.0 million financing net of the $1.1 million renovation holdback.

         In October 1996, the Company completed the sale of $1.1 million in 11-1/2% senior subordinated notes in a private placement. The notes require interest to be paid semi-annually on March 31 and September 30 of each year commencing March 31, 1997 and are due on September 30, 1999, subject to the right of the Company to call the notes for early redemption at no penalty or premium to the Company.

NOTE 9.       MARGIN BORROWINGS

         The Company has margin arrangements with various brokerage firms which provide for borrowing of up to 50% of the market value of the Company's marketable equity securities. The borrowings under such margin arrangements are secured by equity securities of the REITs, NRLP and the Company's trading portfolio and bear interest rates ranging from 6.5% to 9.25%. Margin borrowings totaled $36.8 million at September 30, 1996.

         In August 1996, the Company consolidated its existing NRLP margin debt held by various brokerage firms into a single loan of $20.3 million. The loan is secured by the Company's NRLP units with a market value of at least 50% of the principal balance. The Company received $1.9 million in cash after the payment of $617,000 in various closing costs associated with the financing and a $17.8 million holdback, pending the lender's receipt of the remaining NRLP units as collateral. As of October 31, 1996, the Company had pledged 3,208,119 NRLP units with a market value of $39.8 million and the lender had released $16.8 million of the holdback directly to the brokerage firms in payment of the margin debt related to the NRLP units received. The lender is to receive the final 200,600 NRLP units with a market value of $2.4 million in November 1996. These NRLP units are currently being held as additional collateral on the term loan secured by the Company's 63.4 acres of Las Colinas land and will be released upon receipt of a $2.0 million term loan paydown in November 1996. See
NOTE 4. "REAL ESTATE." The $20.3 million margin loan bears interest at the 30 day LIBOR rate plus 4.50%, currently 9.94% per annum, requires monthly interest only payments and matures the earlier of August 30, 1999 or the refinancing of NRLP's secured debt. The Company paid BCM a mortgage brokerage and equity refinancing fee of $203,300 based upon the $20.3 million financing.

         Also in August 1996, the Company obtained a $2.0 million margin loan from a financial institution secured by a pledge of $4.0 million of previously unencumbered equity securities of the REITs owned by the Company and Common Stock of the Company owned by BCM. The Company received $1,966,000 in net cash after the payment of closing costs associated with the margin loan. The loan bears interest at the prime rate plus 2.25%, currently 10.50% per annum, requires monthly interest only payments and matures August 2, 1997.

         In September 1996, the same lender made a second $2.0 million loan. The second margin loan is secured by a pledge of $5.0 million previously unencumbered equity securities of the REITs owned by the Company and Common Stock of the Company owned by BCM. The Company received $1,970,000 in net cash after the payment of closing costs associated with the margin loan. The margin loan bears interest at the prime rate plus 2.25%, currently 10.50% per annum, requires interest only payments and matures September 27, 1997.

NOTE 10.        COMMON STOCK

         At September 30, 1996 and December 31, 1995, there were authorized 16,667,000 shares of Common Stock, par value $.01 per share, of which 6,739,540 and 5,858,328 shares were outstanding at the respective dates. The increase in Common shares outstanding is described below.

         In April 1996, the Company issued 250,000 shares of Common Stock to ND Investments, Inc., a wholly-owned subsidiary of the Company, which pledged such shares as additional collateral for the loan secured by the 92.6 acres of partially developed land in Las Colinas, Texas. See NOTE 4. "REAL ESTATE."

         Also in April 1996, the Company issued 632,000 shares of Common Stock to Garden Capital Merchandise Mart, Inc., a wholly-owned subsidiary of the Company, which pledged such shares as additional collateral for the loan secured by the Denver Merchandise Mart, in Denver, Colorado. See NOTE 8. "NOTES AND INTEREST PAYABLE."

         On June 12, 1996, the Company's Board of Directors announced the resumption of the payment of dividends on the Company's Common Stock with the declaration of a second quarter dividend of $.10 per share. The Company had last paid dividends on May 15, 1990. The initial distribution totaling $674,000 was paid on July 8, 1996 to stockholders of record on June 21, 1996. On September 30, 1996, the Company paid a third quarter dividend of $.10 per share totaling $674,000 distributed to stockholders of record on September 13, 1996. Future distributions to stockholders will be dependent upon the Company's realized income, financial condition, capital requirements and other factors deemed relevant by the Company's Board of Directors.

         Also on June 12, 1996, the Company announced the redemption of the outstanding share purchase rights for $.01 per right. As of the date of redemption, each share of Common Stock represented 1.5 share rights. The redemption proceeds totaling $101,000 were also distributed on July 8, 1996 to stockholders of record on June 21, 1996. These rights were initially distributed to stockholders on April 23, 1990.

NOTE 11.      PREFERRED STOCK

         In April 1996, the Company filed Articles of Amendment to its Articles of Incorporation creating and designating a Series B 10% cumulative Preferred Stock, par value $2.00 per share, and a liquidation value of $100 per share out of the 20,000,000 shares authorized. The Series B Preferred Stock consists of a maximum of 4,000 shares, all of which were sold April 4, 1996 for $400,000 in cash in a private transaction. Dividends are payable at a rate of $10.00 per year or $2.50 per quarter to stockholders of record on the 15th day of each March, June, September and December when and as declared by the Board of Directors of the Company. As of September 30, 1996, the Company has paid dividends totaling $16,000 on the Series B Preferred Stock.

         In June 1996, the Company filed Articles of Amendment to its Articles of Incorporation creating and designating a Series C 10% cumulative Preferred Stock, par value $2.00 per share, and a liquidation value of $100 per share out of the 20,000,000 shares authorized. The Series C Preferred Stock consists of a maximum of 16,500 shares, of which 15,000 were issued on June 4, 1996 in connection with the purchase of 442 acres of partially developed land in Denver, Colorado. See NOTE 4. "REAL ESTATE." Dividends are payable at a rate of $10.00 per year or $2.50 per quarter to stockholders of record on the 15th day of each March, June, September and December when and as declared by the Board of Directors of the Company. The dividends for the first four quarters are to be paid with additional shares of Series C Preferred Stock. On June 30, 1996, the Company issued 111 shares of Series C Preferred Stock to stockholders of record on June 15, 1996 and on September 30, 1996, the Company issued an additional 378 shares of Series C Preferred Stock to stockholders of record on September 15, 1996.

NOTE 12.      INCOME TAXES

         Financial statement income varies from taxable income principally due to the accounting for income and losses of investees, gains and losses from asset sales, depreciation on owned properties, amortization of discounts on notes receivable and payable and the difference in the allowance for estimated losses. The Company had no taxable income or provision for income taxes in the nine months ended September 30, 1996.

NOTE 13.      COMMITMENTS AND CONTINGENCIES

         Litigation. The Company is involved in various lawsuits arising in the ordinary course of business. In the opinion of the Company's management, the outcome of these lawsuits will not have a material impact on the Company's financial condition, results of operations or liquidity.

                     [This space intentionally left blank.]

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN
THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND
REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE
COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER
SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO
CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS
DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY
SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS
PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER
TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR
SOLICITATION IS UNLAWFUL.                                                         PREFERRED STOCK

                     ____________________                                          COMMON STOCK

                       TABLE OF CONTENTS
                                                          PAGE
Available Information........................................1                AMERICAN REALTY TRUST,
Incorporation of Certain Information                                                   INC.
     by Reference............................................2
Ratio of Earnings to Fixed Charges...........................4
Use of Proceeds..............................................4
The Company..................................................4
The Business of the Company..................................5                    _______________
Selected Financial Data.....................................14
Management's Discussion and Analysis                                                PROSPECTUS
     of Financial Condition and Results                                           _______________
     of Operations..........................................15
Description of the Capital Stock............................24
Plan of Distribution........................................28                   FEBRUARY 11, 1997
Legal Matters...............................................29
Experts.....................................................29
Index to Consolidated Financial
     Statements............................................F-1
Report of Independent Accountants..........................F-2
Consolidated Balance Sheets, December 31, 1995
     and 1994..............................................F-3
Consolidated Statements of Operations, Three Years
     Ended December 31, 1995, 1994 and 1993................F-4
Consolidated Statements of Stockholders' Equity,
     Years Ended December 31, 1995, 1994 and 1993..........F-5
Consolidated Statements of Cash Flows, Three Years
     Ended December 31, 1995, 1994 and 1993................F-6
Notes to Consolidated Financial Statements.................F-9
Consolidated Balance Sheets, September 30, 1996
     and December 31, 1995................................F-28
Statements of Operations, Niue Months Ended
     September 30, 1996 and 1995..........................F-30
Consolidated Statement of Stockholders' Equity,
     Nine Months Ended September 30, 1996.................F-31
Consolidated Statements of Cash Flows, Nine Months
     Ended September 30, 1996 and 1995....................F-32
Notes to Consolidated Financial Statements................F-34

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         Set forth below is an estimate of the amount of fees and expenses to be incurred in connection with the issuance and distribution of the Preferred Stock offered hereby, other than underwriting discounts and commissions.


SEC Registration Fee                    $15,151.52

Blue Sky Fees and Expenses                       *

Legal Fees and Expenses                          *

Accounting Fees and Expenses                     *

Printing and Engraving Expenses                  *

Miscellaneous                                    *

          Total                         $     [  ]
                                        ==========

*   To be filed by amendment


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article Thirteen of the Company's Articles of Incorporation provides that, to the fullest extent permitted by Georgia law, as the same exists or may be hereafter be amended, no director of the Company shall be personally liable to the Company or the shareholders of the Company for monetary damages for breach of the duty of care as a director, provided that Article Thirteen does not limit or eliminate liability for (i) a breach of duty involving an appropriation of a business opportunity of the Company; (ii) an act or omission not in good faith or involving intentional misconduct or a knowing violation of law; or (iii) a transaction from which the director derived an improper personal benefit. In addition, a director's liability will not be limited as to any payment of a dividend or approval of a stock repurchase that is illegal under Section 14-2-640 of the Georgia Business Corporation Code.

         Article Thirteen applies only to claims against a director arising out of his or her role as a director and not, if he or she is also an officer, his or her role as an officer or in any other capacity. In addition, Article Thirteen does not reduce the exposure of directors to liability under Federal securities laws.

         The Bylaws of the Company require the Company to indemnify any person who, by reason of the fact that he is or was a director of the Company, is made or is threatened to be made a party to an action, including an action brought by the Company or its shareholders. The Bylaws provide that the Company will indemnify such person against reasonably incurred expenses (including, but not limited to, attorneys' fees and disbursements, court costs, and expert witness fees), and against any judgments, fines and amounts paid in settlement, provided that the Company shall not indemnify such person under circumstances in which the Georgia Business Corporation Code, as in effect from time to time, would not allow indemnification.

         The Bylaws of the Company give the board of directors the power to cause the Company to provide to officers, employees, and agents of the Company all or any part of the right to indemnification afforded to directors of the Company as set forth in the Bylaws, subject to the conditions, limitations and obligations therein, upon a resolution to that effect identifying such officer, employee or agent and specifying the particular rights provided.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS

       *5.1 -- Opinion of Holt Ney Zatcoff & Wasserman, LLP as to the legality of the Preferred Stock being offered
     **11.1 -- Statement re: computation of per share earnings
     **12.1 -- Statement re: computation of ratios
     **15.1 -- Letter re: unaudited interim financial information
      *23.1 -- Consent of BDO Seidman LLP (American Realty Trust, Inc.)
      *23.2 -- Consent of BDO Seidman LLP (Continental Mortgage and Equity
               Trust)
      *23.3 -- Consent of BDO Seidman LLP (Income Opportunity Realty Investors,
               Inc.)
      *23.4 -- Consent of BDO Seidman LLP (Transcontinental Realty Investors,
               Inc.)
      *23.5 -- Consent of BDO Seidman LLP (National Realty, L.P.)
      *23.6 -- Consent of Holt Ney Zatcoff & Wasserman, LLP (incorporated in
               Exhibit 5.1)
      #24.1 -- Power of Attorney

----------

*    Filed herewith.
**   To be filed by amendment.
# Reference is made to the Power of Attorney contained on page II-4 of this registration statement.

ITEM 17. UNDERTAKINGS

         (a)      The undersigned Company hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i)      To include any prospectus required by
                  Section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or
                  events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

                  Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to Item 15, above, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 11th day of February, 1997.

                                      AMERICAN REALTY TRUST, INC.




                                      By: /s/ KARL L. BLAHA
                                         --------------------------------------
                                         Karl L. Blaha
                                         President (Principal Executive Officer)



                               POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints Robert A. Waldman his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


        Signature                          Title                           Date

  /s/ KARL L. BLAHA            President (Principal Executive       February 11, 1997
--------------------------         Officer) and Director
      Karl L. Blaha

   /s/ ROY E. BODE                   Director                       February 11, 1997
--------------------------
       Roy E. Bode

/s/ OSCAR W. CASHWELL                Director                       February 11, 1997
--------------------------
    Oscar W. Cashwell

   /s/ AL GONZALEZ                   Director                       February 11, 1997
--------------------------
       Al Gonzalez

/s/ DALE A. CRENWELGE                Director                       February 11, 1997
--------------------------
    Dale A. Crenwelge
                                Executive Vice President and
/s/ THOMAS A. HOLLAND               Chief Financial Officer         February 11, 1997
--------------------------          (Principal Financial and
    Thomas A. Holland                  Accounting Officer)


                               INDEX TO EXHIBITS



      *5.1  -- Opinion of Holt Ney Zatcoff & Wasserman, LLP as to the
               legality of the Preferred Stock being offered
     **11.1 -- Statement re: computation of per share earnings
     **12.1 -- Statement re: computation of ratios
     **15.1 -- Letter re: unaudited interim financial information
     *23.1  -- Consent of BDO Seidman LLP (American Realty Trust, Inc.)
     *23.2  -- Consent of BDO Seidman LLP (Continental Mortgage and Equity
               Trust)
     *23.3  -- Consent of BDO Seidman LLP (Income Opportunity Realty Investors,
               Inc.)
     *23.4  -- Consent of BDO Seidman LLP (Transcontinental Realty Investors,
               Inc.)
     *23.5  -- Consent of BDO Seidman LLP (National Realty, L.P.)
     *23.6  -- Consent of Holt Ney Zatcoff & Wasserman, LLP (incorporated in
               Exhibit 5.1)
     #24.1  -- Power of Attorney

----------

*    Filed herewith.
**   To be filed by amendment.
# Reference is made to the Power of Attorney contained on page II-4 of this registration statement.